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Exhibit 99.2

SHAREHOLDERS' CIRCULAR
OF SBS BROADCASTING S.A.
Dated September 1, 2005
for the
Extraordinary General Meeting of Shareholders to be held on October 3, 2005

Please carefully read this Circular, including its Appendices. This Circular contains detailed information relating to the proposed transaction and other important matters. If you are in doubt as to how to deal with these materials or the matters they describe, please consult your financial or professional advisor.

Dear Shareholder:

        We are sending you this Circular in connection with the solicitation of proxies for use at an extraordinary general meeting of shareholders to be held on October 3, 2005, at the time and location and for the purposes set forth in the "Notice of Extraordinary General Meeting of the Shareholders" that follows this letter.

        As discussed in more detail in this Circular, the extraordinary general meeting is being held to consider and to approve the asset sale and other transactions contemplated by the sale and purchase agreement entered into by SBS and PKS Media S.à r.l. ("PKS Media"), which the parties publicly announced on August 22, 2005. PKS Media is owned by funds advised by two leading international private equity firms, Permira and Kohlberg Kravis Roberts & Co. L.P. ("KKR"). The sale and purchase agreement provides that, subject to SBS shareholder approval, competition clearance and other conditions, SBS will sell to PKS Media substantially all of SBS's assets, in exchange for which PKS Media will assume substantially all of SBS's liabilities, including outstanding debt, and pay to SBS approximately €1.691 billion in cash.

        Following the asset sale, the sale and purchase agreement provides that SBS will be liquidated so that SBS's cash proceeds from the asset sale and certain other amounts can be distributed to SBS shareholders. After the closing of the asset sale, PKS Media will assume the SBS name and continue the SBS business. The transaction is expected to result in a liquidation distribution from SBS to shareholders of approximately €46 per share, and a payment to option holders of approximately €46 per option, less the euro equivalent of the applicable exercise price for each option. You should carefully read this Circular, which contains important information regarding the proposed transactions, including information about the amounts to be distributed to shareholders and holders of options and the timing of such distributions.

        The Special Committee of the Board of Directors and the Board of Directors have determined after reviewing the effects of the transaction on all of SBS's interests and specifically its shareholders, employees, and other interested parties, that the cash purchase price to be paid to SBS in the asset sale is fair, from a financial point of view, to, and in the best interest of, SBS. The Special Committee and the Board of Directors each recommends that you vote FOR approval and adoption of the resolutions described in this Circular in order to effect the contemplated transactions.

        Whether or not you plan to attend the extraordinary general meeting, please take the time to vote by completing and mailing the enclosed proxy card or, if your shares are held through a broker or nominee, following the instructions of such broker or nominee to vote your shares. The Board of Directors urges all shareholders to vote.

        On behalf of the Board of Directors, I would like to take this opportunity to thank you for the support you have shown as shareholders of SBS.

                      Sincerely,

                      Harry Evans Sloan
                       Executive Chairman of the Board

September 1, 2005

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SBS BROADCASTING S.A.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
to be held on October 3, 2005

        An extraordinary general meeting of shareholders of SBS Broadcasting S.A. ("SBS") will be held at SBS's registered offices at 8-10 rue Mathias Hardt, L-1717 Luxembourg, on October 3, 2005 at 10:00 a.m., for the following purposes:

1.
to approve the asset sale and other transactions contemplated by the sale and purchase agreement included as Appendix B to this Circular;

2.
to ratify all actions taken by members of the Board of Directors of SBS and its Special Committee and all persons authorized by the Board of Directors of SBS in connection with entering into the sale and purchase agreement;

3.
subject to the condition precedent that the closing of the asset sale occurs, to authorize and approve the dissolution and liquidation of SBS immediately following the closing of the asset sale in accordance with the sale and purchase agreement, including the making of the liquidation distribution of the asset sale proceeds and certain other amounts as set out in the sale and purchase agreement;

4.
subject to the condition precedent that the closing of the asset sale occurs, to appoint Christian Billon and Paul Mousel to act through a Luxembourg private limited liability company (société à responsabilité limitée) as liquidators (liquidateurs) of SBS and approve the remuneration of the liquidators at an hourly rate of €400 (excluding VAT);

5.
to amend the articles of incorporation of SBS in order to change the name of the company following the closing of the asset sale in accordance with the sale and purchase agreement;

6.
to approve a payment of $75,000 to each member of the Special Committee of the Board of Directors of SBS (other than Shane O'Neill), and an additional payment of $25,000 to the chairman of the Special Committee, in recognition of the additional responsibilities assumed by the members and chairman of the Special Committee in connection with the transactions contemplated by the sale and purchase agreement, together with the reimbursement of reasonable out-of-pocket expenses incurred by the members of the Special Committee in connection with their services as members of the Special Committee; and

7.
any other matter properly brought before the meeting of the shareholders, including procedural matters relating to the conduct of the meeting.

        All shareholders of record at the close of business on August 24, 2005, will be entitled to vote at the extraordinary general meeting and at any adjournments or postponements thereof.

        Under Luxembourg law, an affirmative vote of two-thirds of the shares of SBS present, or represented, and entitled to vote at the extraordinary general meeting is required for approval of all matters set forth above except the sixth item, with respect to which a majority of the shares of SBS present, or represented, entitled to vote and voting at the extraordinary general meeting is required for approval.

        In order for a quorum to be present, at least 50% of the shares must be present or represented at the extraordinary general meeting. If such quorum is not present or represented at the extraordinary general meeting, the meeting will be adjourned and, as soon as practicable, the extraordinary general meeting will be reconvened with no quorum requirement. The record date for the reconvened meeting will remain August 24, 2005, the purposes of the extraordinary general meeting included in this "Notice of Extraordinary General Meeting of Shareholders" shall continue to be the purposes of such reconvened meeting, any executed proxy not revoked or superseded shall continue to be valid and no additional or supplemented Circular will be provided in connection with the reconvened meeting. Where used in this Circular, the words "the extraordinary general meeting and any adjournment or postponement thereof" shall include the meeting reconvened by the Board following the adjournment of the extraordinary general meeting of October 3, 2005, to resolve on the same subject matters.

SBS BROADCASTING S.A.

Erik T. Moe Company Secretary

September 1, 2005

YOUR VOTE IS IMPORTANT

        NO MATTER HOW MANY SHARES YOU OWNED ON THE RECORD DATE, PLEASE INDICATE YOUR VOTING INSTRUCTIONS ON THE ENCLOSED CARD, DATE, SIGN AND RETURN IT IN THE ENVELOPE PROVIDED, WHICH IS ADDRESSED FOR YOUR CONVENIENCE AND NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES. IN ORDER TO AVOID THE ADDITIONAL EXPENSE TO THE COMPANY OF FURTHER SOLICITATION, WE ASK YOUR COOPERATION IN PROMPTLY MAILING IN YOUR PROXY CARD.

SBS BROADCASTING S.A.

Registered office:	Mailing address for proxies:
8-10 rue Mathias	Proxy Services
L-1717 Luxembourg	c/o EquiServe Trust Company, NA P. O. Box 8687 Edison, NJ 08818-9247 USA

PROXY STATEMENT

        The accompanying proxy is being solicited by the Board of SBS for use at the extraordinary general meeting of shareholders of SBS to be held on October 3, 2005, at 10:00 a.m., at SBS's registered offices at 8-10 rue Mathias Hardt, L-1717 Luxembourg and at any adjournment or postponement thereof.

        All shares represented by each properly executed unrevoked proxy received in time for the extraordinary general meeting will be voted in the manner specified therein. An executed proxy may be revoked at any time before its exercise by filing with the Secretary of SBS, at SBS's registered office set forth above, a written notice of revocation or a duly executed proxy bearing a later date. The execution of the enclosed proxy will not affect a shareholder's right to vote in person at the extraordinary general meeting should such shareholder desire to vote in person.

        Votes cast by proxy or in person at the extraordinary general meeting will be counted by the persons appointed to act as election inspectors for the meeting. The election inspectors will treat shares referred to as "broker non-votes" (i.e., shares held by a broker or nominee as to which the broker or nominee has not received instructions from the beneficial owner or person entitled to vote and which the broker or nominee does not have authority to vote on a particular matter) as shares that are present and entitled to vote for purposes of determining the presence of a quorum. However, for purposes of determining the outcome of any proposal as to which the broker or nominee has physically indicated on the proxy that it does not have authority to vote, or as to which the broker or nominee is prohibited from voting by applicable laws or regulations, those shares will not be entitled to vote with respect to that matter (even though those shares are considered entitled to vote for quorum purposes and may be entitled to vote on other matters).

        The expense of soliciting proxies will be borne by SBS. Proxies will be solicited principally through the use of the mail, but directors, officers and regular employees of SBS may solicit proxies personally or by telephone or special letter without additional compensation. SBS also will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for any reasonable expenses in forwarding proxy materials to beneficial owners.

        ANY PROXY MUST BE RECEIVED NO LATER THAN SEPTEMBER 28, 2005, WHICH IS FIVE DAYS BEFORE THE EXTRAORDINARY GENERAL MEETING.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements in this Circular and the documents incorporated herein by reference are forward-looking. In addition, SBS and its affiliates may make forward-looking statements in future filings with the U.S. Securities and Exchange Commission (the "Commission") and in other written material, press releases and oral statements issued by or on behalf of SBS or its affiliates. Forward-looking statements include statements regarding the intent, belief or current expectations of SBS or its officers or the Board or committees of the Board of SBS (including statements preceded by, followed by or that include forward-looking terminology such as "may," "will," "should," "believes," "expects," "anticipates," "estimates," "continues" or similar expressions or comparable terminology) with respect to various matters.

        These forward-looking statements are not historical facts and reflect expectations about future events. Although SBS believes these expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. It is important to note that the results of the transactions described in this Circular could differ materially from those anticipated in these forward-looking statements, depending on various important factors. These important factors include, without limitation:

  •
  risks associated with the amount and timing of the expected liquidation distribution to shareholders and payment to holders of options to acquire SBS shares, including risks that amounts to be distributed or paid could be less than expected, depending on exchange rate fluctuations and other matters;

  •
  risks associated with failure to satisfy the conditions to complete the asset sale;

  •
  the amount of any costs, fees, expenses and charges related to the transaction that must be paid by SBS;

  •
  the effects of, and changes in, applicable law or regulation and government policy, in particular any change in applicable law or action by a governmental entity that prevents or prohibits the transactions from being consummated;

  •
  risks associated with the need to obtain antitrust approval or clearances from competition authorities in the European Union, Switzerland and Romania;

  •
  the effect of currency fluctuations; and

  •
  our success at managing the risks that arise from these and other factors.

        All forward-looking statements in this Circular and the documents incorporated by reference herein are based on information available to SBS and its affiliates on the date hereof. SBS and its affiliates do not undertake to update any forward-looking statements that may be made by them or on their behalf, in this Circular and the documents incorporated by reference herein or otherwise.

INFORMATION CONTAINED IN THIS CIRCULAR

        All information relating to PKS Media, Permira, KKR (or funds advised by either of Permira or KKR) and their respective representatives and affiliates contained in this Circular has been provided to SBS by PKS Media, Permira and KKR (or funds advised by either of Permira or KKR), respectively. SBS has relied upon this information without having made independent inquiries as to the accuracy or completeness thereof; however, it has no reason to believe such information is misleading or inaccurate. None of PKS Media, Permira or KKR (or funds advised by either of Permira or KKR) has made any independent inquiry as to the accuracy or completeness of any information contained in this Circular relating to SBS (on the one hand) or each other (on the other hand).

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        The information contained in this Circular is given as at its date, except where otherwise noted. No person has been authorized to give any information or to make representations in connection with the transaction other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by SBS or any of PKS Media, Permira and KKR (or funds advised by either Permira or KKR). This Circular does not constitute the solicitation of an offer to acquire any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation. None of PKS Media, Permira or KKR (or funds advised by either Permira or KKR) is soliciting proxies in connection with the matters contemplated hereby.

NOTICE TO UNITED STATES SHAREHOLDERS

        This solicitation of proxies is made with respect to the securities of a non-U.S. company. This solicitation is not subject to the disclosure requirements for proxy statements under U.S. securities laws. Financial information and financial statements included or incorporated by reference in this Circular may not have been prepared in accordance with generally accepted accounting practices in the United States and may not be comparable to the financial statements of U.S. companies.

        It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the company is located outside the United States, and some of its officers and directors are residents of countries other than the United States. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a judgment obtained in a U.S. court.

CERTAIN DEFINITIONS

        In this Circular, the following terms have the meanings provided below. Certain other terms have the meanings assigned to them in the text of the Circular.

        "Board" means the Board of Directors of SBS.

        "Commission" means the U.S. Securities and Exchange Commission.

        "Deutsche Bank" means Deutsche Bank AG London.

        "KKR" means Kohlberg Kravis Roberts & Co. L.P.

        "KKR Funds" means the funds advised by KKR that will invest in PKS Media.

        "Permira Funds" means the funds advised by Permira that will invest in PKS Media.

        "PKS Media" means PKS Media S.à r.l.

        "sale and purchase agreement" means the sale and purchase agreement, dated as of August 21, 2005, as amended and restated as of August 25, 2005, between SBS and PKS Media, which is attached as Appendix B to this Circular.

        "SBS" means SBS Broadcasting S.A.

        "shares" means the common shares, par value €2.00 per share, of SBS.

        "Special Committee" means the Special Committee of the Board of Directors of SBS.

        "U.S. Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

SUMMARY	1
QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE PROPOSED TRANSACTION	11
BACKGROUND TO THE TRANSACTION AND EXPLANATORY NOTES	15
Background of the Transaction	15
Reasons for the Special Committee's Approval and Recommendation of the Transaction; Position on Fairness; Factors Considered	19
Opinion of the Special Committee's Financial Advisor	24
Reasons for the Board's Approval and Recommendation of the Transaction; Position on Fairness; Factors Considered	25
Structure of the Transaction	26
Funding for the Transaction	27
Regulatory Matters	28
No Appraisal Rights	28
Tax Consequences of the Proposed Transaction to SBS Shareholders	28
Accounting Treatment	33
Fees and Expenses	33
Interests of Certain Persons in the Transaction	33
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS	36
Place; Date; and Time of the Extraordinary General Meeting of Shareholders	36
Matters to be Considered	36
Record Date and Shareholders Entitled to Vote	37
Quorum and Vote Required	37
Voting	37
Registration	38
Shares Owned and Voted by PKS Media	38
Shares Owned and Voted by Certain Persons	38
THE TRANSACTION	39
Overview	39
The Sale and Purchase Agreement	40
Liquidation Process	51
Voting Agreements	53
INFORMATION CONCERNING SBS	55
General	55
Selected Financial Information	55
Market Price Data	56
Where You Can Find More Information	56
OTHER MATTERS	58
APPENDIX A	A-1
Proposed Resolutions	A-1
APPENDIX B	B-1
Amended and Restated Sale and Purchase Agreement	B-1
APPENDIX C	C-1
Form of Voting Agreement	C-1
APPENDIX D	D-1
Deutsche Bank Fairness Opinion	D-1

SUMMARY

        This summary term sheet highlights important information in this Circular and does not contain all of the information that is important to you. You should carefully read this entire Circular, the Appendices to this Circular which are incorporated by reference herein and the other documents we refer you to for a more complete understanding of the matters being considered at the extraordinary general meeting. In addition, we incorporate by reference important financial information about SBS into this Circular. You may obtain the information incorporated by reference into this Circular without charge by following the instructions in the section entitled "Information Concerning SBS—Where You Can Find More Information."

The Parties

  •
  SBS.    SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. SBS is a Luxembourg société anonyme, and its principal executive office is at 8-10, rue Mathias Hardt, L 1717 Luxembourg. SBS's telephone number is +352 261 2151 and its fax number is +352 2612 3301.

  •
  PKS Media.    PKS Media is a Luxembourg société á responsabilité limitée jointly owned by the Permira Funds and the KKR Funds. It has been specially formed for the purpose of entering into the sale and purchase agreement and consummating the transactions contemplated thereby. PKS Media has not carried on any activities to date other than activities incident to its formation and in connection with the transactions.

  •
  Permira.    Permira is a leading European-based private equity firm, with offices in France, Germany, Italy, the United Kingdom, the United States, Sweden and Spain. Permira acts as adviser to the 18 Permira funds (including the Permira Funds), totalling approximately €11 billion, that have been raised since 1985. These funds have invested in over 260 transactions in 15 different countries, in companies across a variety of sectors and geographies, at all stages of the business lifecycle.

  •
  KKR.    KKR is one of the world's oldest and most experienced private equity firms specializing in management buyouts, with offices in New York, Menlo Park and London. KKR's approach is focused on acquiring attractive business franchises and working closely with management over the long term to design and implement value creating strategies. Over the past 29 years, funds advised by KKR have invested in more than 130 transactions involving over US$162 billion of total financing.

The Proposed Transaction

  •
  SBS and PKS Media entered into a definitive sale and purchase agreement pursuant to which SBS will sell to PKS Media all of SBS's assets, other than certain excluded assets. The excluded assets include the cash consideration to be received by SBS from PKS Media pursuant to the sale and purchase agreement and certain other assets. In exchange, PKS Media will (i) pay SBS a fixed cash amount of €1,690,745,332 and (ii) assume all of SBS's liabilities, other than certain excluded liabilities. The cash amount to be paid by PKS Media is referred to in this Circular as the "cash purchase price". Once the asset sale is complete, SBS's principal remaining assets will be the cash purchase price and other assets that it is entitled to retain under the sale and purchase agreement.

  •
  SBS currently expects to complete the asset sale as quickly as practicable after the extraordinary general meeting and after all of the other conditions to the transaction are satisfied or waived. SBS anticipates closing the asset sale in late October 2005.

  •
  In order to distribute the cash purchase price and certain other amounts to shareholders after the asset sale, subject to approval at the extraordinary general meeting, liquidators will be appointed and will commence liquidation of the company immediately after the closing of the asset sale.

    Under the sale and purchase agreement, it is SBS's responsibility to make the liquidation distribution to shareholders, and not the responsibility of PKS Media, although PKS Media has agreed to pay the costs and expenses of SBS relating to the liquidation.

  •
  As promptly as practicable after the closing of the asset sale, the liquidator will make one or more liquidation distributions to SBS shareholders. SBS shareholders are expected to receive a liquidation distribution of approximately €46 per share, before any applicable withholding tax. Subject to certain important assumptions, SBS does not anticipate that the liquidation distributions will give rise to any withholding tax liability in Luxembourg. You should read "—Amounts Available for Distribution to Shareholders and Payments to Option Holders" below for more information.

  •
  Holders of options (vested or unvested) to acquire shares at the closing of the asset sale will receive a payment in consideration of the cancellation of their options equal to the difference between the liquidation distribution per share (expected to be approximately €46) and the euro equivalent of the applicable exercise price for each option. This payment will be made at the same date as the liquidation distribution to shareholders.

  •
  SBS will make an announcement prior to the closing of the asset sale (expected to be in late October 2005) regarding the record date for the liquidation distribution and the date on which its shares are expected be suspended from trading on Euronext Amsterdam and the Nasdaq National Market to permit the record date to be set. This announcement will be made as soon as practicable once the date for the closing of the asset sale has been set. After the liquidation, SBS will delist its shares from the Nasdaq National Market and Euronext Amsterdam, terminate the registration of its shares under the U.S. Exchange Act and terminate its reporting obligations thereunder.

        The sale of substantially all of SBS's assets to and the assumption of substantially all of SBS's liabilities by PKS Media is referred to in this Circular as the "asset sale", and the liquidation of SBS, together with the asset sale and other transactions contemplated by the sale and purchase agreement, are referred to in this Circular as the "transaction". You should read "The Transaction" for more information.

Amounts Available for Distribution to Shareholders and Payments to Option Holders

        The cash purchase price to be paid by PKS Media was negotiated based on SBS's estimate of the amount of euros required (i) to provide SBS shareholders an expected liquidation distribution of approximately €46 per share, calculated on a fully diluted basis based on the number of shares and options to acquire shares outstanding at June 30, 2005 and (ii) to pay option holders the difference between €46 and the euro equivalent of the applicable exercise price for all outstanding vested and unvested options at that date, assuming the full amount of the cash purchase price is available to make such distribution and such payments. The euro equivalent of the exercise price for options with dollar-denominated exercise prices was calculated by SBS at an assumed exchange rate of dollars into euro of 1.21 to 1.00.

        Vested options to acquire shares have been exercised since the determination of the number of shares outstanding on June 30, 2005 and will continue to be exercisable to a date five business days before closing of the asset sale, at which time the exercise of options will be suspended. Any shares issued pursuant to the exercise of options during such time period will be issued and outstanding shares for purposes of calculating the shares entitled to a liquidation distribution. Accordingly, in order to be able to make a distribution of approximately €46 per share to all shareholders, SBS will retain in a segregated account the amounts received from the exercise of options during this period. To reduce the possibility that exchange rate fluctuations will affect the value of the exercise price received for non-euro denominated options, SBS has entered into a hedging agreement with Deutsche Bank with respect to changes in the exchange rate between the dollar and euro.

        Accordingly, SBS is entitled under the sale and purchase agreement to retain at the closing of the asset sale the amounts listed below, which will be used to fund the liquidation distribution to shareholders and payments to option holders:

  •
  The cash purchase price of €1,690,745,332;

  •
  The proceeds from the exercise of vested options received by SBS from July 1, 2005 to the date five business days prior to closing, together with any interest accrued thereon (referred to in this Circular as the "options exercise proceeds");

  •
  The gains received or losses incurred by SBS in respect of hedging contracts entered into to hedge SBS's exposure to changes in the value of the dollar or other currencies that would affect the amount of the euro equivalent of the portion of the options exercise proceeds received in a currency other than euro (subject, in the case of gains received, to reimbursement of PKS Media of the cost of the hedging agreements to the extent the hedging gains would result in an expected distribution of more than €46 per share); and

  •
  Unused amounts, if any, from the €18.5 million that SBS is entitled to retain at closing to cover acquisition expenses of SBS, to the extent these amounts are required to increase the liquidation distribution to €46 per share. Any acquisition expenses over €18.5 million are the responsibility of SBS (and would be deducted from the amount of the liquidation distribution and payments to option holders), although SBS does not expect the transaction expenses to exceed this amount.

        Under Luxembourg law, the liquidators are entitled to make a liquidation distribution to shareholders if such amounts are not needed to fulfill obligations of SBS to its creditors. Because PKS Media has assumed substantially all the liabilities of SBS (and has agreed to pay or reimburse SBS for any liabilities under any contracts or other assets that cannot be assigned to PKS Media at the closing of the asset sale for any reason), SBS expects to be able to meet this requirement, which will allow the liquidators to make a prompt liquidation distribution, although no assurances can be given as to the specific date on which the liquidation distribution will be made.

        The actual amount of the liquidation distribution per share and payments to option holders per option could be affected by the impact of exchange rate fluctuations, the amount of transaction expenses incurred by SBS, and the possibility that the liquidators may be required to use available amounts to fulfill unexpected liabilities not assumed by PKS Media. As a result, the amount available to make a liquidation distribution may be less than €46 per share (and payments to option holders may be less than €46 less the applicable exercise price per option). Accordingly, shareholders should understand that SBS's estimate relating to the expected €46 per share (or, in the case of options, €46 less the applicable exercise price per option) as discussed above is not a guarantee of any specific amount in connection with the liquidation distribution or payments to option holders. Nevertheless, having reviewed the retained liabilities and based on the advice of Luxembourg counsel on the sale and purchase agreement, SBS believes that although the amount distributed may be slightly higher or slightly lower than €46 per share (or, in the case of options, €46 less the applicable exercise price per option), the risk that the liquidation distribution or payments to option holders will be significantly lower than such amounts is low.

        SBS intends to offer each shareholder of record on the record date for the liquidation distribution an option to elect to receive the U.S. dollar equivalent in cash of the euro amount such shareholder is entitled to receive in the liquidation distribution. This euro amount will be converted into U.S. dollars at the rate obtained by SBS at the time of conversion (net of expenses of the conversion of euros into U.S. dollars).

        You should read "The Transaction—Liquidation Process" for more information.

Structure of the Transaction

        In its negotiations with Permira prior to the involvement of KKR, SBS considered different acquisition structures. After considering a tender offer, merger and other approaches, SBS concluded that structuring the transaction as an asset sale permitted delivery of higher values to SBS shareholders as compared to other approaches. The change from a tender offer, on which the Permira Funds' initial proposal was based, to an asset sale structure, allowed the Permira Funds to increase their offer price to SBS.

Special Committee of SBS's Board

        As described in more detail in "Background to the Transaction and Explanatory Notes—Background to the Transaction", the Strategic Committee of the Board and senior management informed the Board in July 2005 that senior management had received approaches from potential acquirors. The Strategic Committee noted to the Board that as discussions progressed potential acquirors might propose separate arrangements with management in relation to the transaction. Taking into account advice from Luxembourg and U.S. counsel, the Board voted to establish a Special Committee comprised entirely of independent directors to review the fairness of any proposed transaction to shareholders. The Special Committee has reviewed the transaction and recommends that shareholders vote in favor of the transaction.

The Special Committee's Approval and Recommendation of the Transaction

        The Special Committee unanimously determined after reviewing the effects of the transaction on all of SBS's interests and specifically its shareholders, employees, and other interested parties, that the cash purchase price to be paid to SBS in the asset sale is fair (from a financial point of view) to, and in the best interest of, SBS. The factors considered by the Special Committee included:

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  the significant premium the expected liquidation distribution represents to SBS's historical share price performance and to its expected share price performance in the absence of an offer to acquire SBS;

  •
  the fact that shareholders will receive cash payments and not payments of other securities; and

  •
  the attractive valuation of SBS delivered through the transaction as compared to the valuations paid for other comparable European broadcasting companies.

        The Special Committee has approved the sale and purchase agreement and the transactions contemplated thereby and recommends that SBS shareholders vote FOR approval of the asset sale and other transactions contemplated by the sale and purchase agreement at the extraordinary general meeting. The Special Committee also recommended to the Board that the Board approve the transaction, including the execution by SBS and its affiliates of the sale and purchase agreement and any other ancillary agreements, instruments and documents relating to, or necessary or desirable to implement, the transaction.

        You should read "Background to the Transaction and Explanatory Notes—Reasons for the Special Committee's Approval and Recommendation of the Transaction; Position on Fairness; Factors Considered" for more information.

Opinion of the Special Committee's Financial Advisor

        Deutsche Bank acted as financial advisor to the Special Committee. The Special Committee requested Deutsche Bank's opinion as to the fairness, from a financial point of view, to the shareholders of SBS, of the €1,690,745,332 cash purchase price PKS Media has agreed to pay to SBS to acquire substantially all of the assets, and assume substantially all of the liabilities, of SBS. Deutsche Bank provided an opinion that the cash purchase price is fair, from a financial point of view, to the shareholders of SBS. The Deutsche Bank opinion speaks only as of the date it was delivered, August 21, 2005, and not any subsequent date. The full text of Deutsche Bank's opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix D to this Circular. Deutsche Bank provided its opinion to, and for the use and benefit of, the Special Committee and the Board in connection with their consideration of the transaction, and such opinion is not a recommendation to SBS shareholders to approve the transaction. You should read the opinion in its entirety.

Reasons for the SBS Board's Approval and Recommendation of the Transaction

        The Board of Directors of SBS determined after reviewing the effects of the transaction on all of SBS's interests and specifically its shareholders, employees, and other interested parties, that the cash purchase price to be paid to SBS in the asset sale is fair (from a financial point of view) to, and in the best interest of, SBS. The Board recommends that SBS shareholders vote FOR approval of the asset sale and other transactions contemplated by the sale and purchase agreement at the extraordinary general meeting.

        The recommendation of the Board was based, among other things, upon review and discussion of the same factors considered by the Special Committee in reviewing the transaction, the unanimous approval by the Special Committee of the asset sale and other transactions contemplated by the sale and purchase agreement, the recommendation of the Special Committee that SBS shareholders vote for approval of the asset sale and the other transactions contemplated by the sale and purchase agreement at the extraordinary general meeting and the recommendation of the Special Committee that the Board approve the transaction and the sale and purchase agreement.

        You should read "Background to the Transaction and Explanatory Notes—Reasons for the Board's Approval and Recommendation of the Transaction; Position on Fairness; Factors Considered" for more information.

Interests of Certain Persons in the Transaction

  Members of the Board and Executive Officers

        Harry Evans Sloan, the executive chairman of SBS, is the beneficial owner of 1,069,366 shares and holds 3,037,391 options to acquire shares. Markus Tellenbach, the chief executive officer of SBS, is the beneficial owner of 30,000 shares and holds 900,000 options to acquire shares. The shares and options to acquire shares held by Messrs. Sloan and Tellenbach represent approximately 10.2% and 2.3% of the fully diluted outstanding shares, respectively. None of the other members of the Board or executive officers of SBS beneficially owns or has exercisable rights to acquire more than 1% of the shares. Pursuant to the sale and purchase agreement, the SBS shares held by the SBS officers and the members of the Board will be treated in the same manner as the shares held by SBS employees generally.

  Stock Options

        Certain officers of SBS and certain members of the Board, including the members of the Special Committee, like a number of SBS employees, hold options to purchase shares. Pursuant to the sale and purchase agreement, the SBS options held by the SBS officers and the members of the Board will be treated in the same manner as the options held by SBS employees generally.

  Voting Agreements

        In connection with the transaction, and as a condition to PKS Media's willingness to enter into the sale and purchase agreement, a subsidiary of Liberty Global, the largest shareholder in SBS, and each of the members of the Board and certain executive officers of SBS who hold shares or options entered into voting agreements with PKS Media. The voting agreement signatories owned in the aggregate 7,196,866 shares, representing approximately 21.8% of the voting power of SBS, as of the record date for the extraordinary general meeting. See "—Voting Agreements" below for more information.

  Employment Agreements and Management Equity Participation

        Employment agreements maintained between SBS's subsidiaries and their employees generally will continue in effect in accordance with their terms following the closing, and employment agreements between SBS and its employees will be assumed by PKS Media. In connection with the transaction, Messrs. Sloan and Tellenbach have waived their rights to terminate their employment agreements as a result of the change in control of SBS. Mr. Sloan's employment agreement will be assumed by PKS Media under its current terms, although Mr. Sloan will not act as executive chairman of PKS Media or participate in the management equity participation plan described below. Mr. Sloan is not receiving any other compensation from PKS Media or its affiliates relating to the transaction. In respect of shares and options held, Mr. Sloan, Mr. Tellenbach and other members of management will receive the same liquidation distribution and option payments as other shareholders and option holders.

        Mr. Tellenbach and certain of the senior members of management have agreed to a term sheet for management equity participation in PKS Media, which SBS has been informed will be implemented immediately after the closing of the asset sale. The term sheet provides for management participation in the common equity of PKS Media through a common investment vehicle. The management equity participation will vest according to a schedule over a five-year period, and is subject to a number of terms and conditions. The term sheet also contemplates that Mr. Tellenbach, Mr. Schwerin and potentially other members of management will co-invest a portion of the net proceeds they will receive in the transaction in PKS Media. Assuming full vesting of the management equity participation and assuming that management invests the maximum amount contemplated by the co-investment scheme, management's equity participation (whether funded as equity contributions, shareholder loans or otherwise) is expected to be less than 3% of the aggregate equity in PKS Media.

  Indemnification

        Pursuant to its articles of association, SBS is obligated to indemnify every director or officer of SBS to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by such director or officer in connection with any actual or threatened claim, action, suit or proceeding in which such director or officer becomes involved, as a party or otherwise, by virtue of such director's or officer's being or having been such director or officer, and against amounts paid or incurred by such director or officer in the settlement thereof, subject to certain exceptions. SBS has entered into indemnity agreements with its directors and certain officers providing for similar terms. PKS Media will assume these indemnity obligations at the closing of the asset sale. SBS has also arranged for customary directors' and officers' insurance, the premium for which will become payable at the closing of the asset sale.

  Special Committee Compensation

        In recognition of the additional responsibilities assumed by the members and chairman of the Special Committee, the Board will recommend at the extraordinary general meeting the approval of a payment to each member of the Special Committee (other than Shane O'Neill) in the amount of $75,000, and an additional payment to the chairman of the Special Committee in the amount of $25,000, for services through December 31, 2005. SBS also will reimburse the members of the Special Committee for any reasonable out-of-pocket expenses incurred by them in connection with their service as members of the Special Committee.

No Appraisal Rights

        SBS shareholders do not have any appraisal or similar rights in connection with the transaction or any other transaction contemplated by the sale and purchase agreement.

Tax Consequences of the Proposed Transaction to SBS Shareholders

        SBS has been advised that Luxembourg withholding tax will not apply to the amount shareholders will receive.

        For U.S. federal income tax purposes, the distribution to shareholders of proceeds from the asset sale will qualify as a liquidation distribution and be treated as proceeds from a sale or exchange of shares.

        For additional information regarding tax consequences of the transaction to SBS shareholders, see "Special Factors—Tax Consequences of the Proposed Transaction to SBS Shareholders."

The Extraordinary General Meeting of Shareholders

  Place; Date; and Time of the Extraordinary General Meeting of Shareholders

        The extraordinary general meeting will be held on October 3, 2005, at 10:00 a.m. local time at the registered offices of SBS Broadcasting S.A. at 8-10, rue Mathias Hardt, L-1717 Luxembourg.

  Matters to be Considered

        SBS is seeking your approval of the transaction described in this Circular as set forth in items 1 through 6 of the "Notice of Extraordinary General Meeting of Shareholders" included as part of this Circular. If approved by holders of two-thirds of the shares present or represented at the extraordinary general meeting, the transaction will result in (i) the sale of substantially all of SBS's assets to, and assumption of substantially all of SBS's liabilities by, PKS Media, (ii) the dissolution and liquidation of SBS and (iii) the liquidation distribution of the proceeds from the asset sale and certain other amounts to you.

  Record Date

        All holders of record of shares at the close of business on August 24, 2005, the record date for the extraordinary general meeting, are entitled to vote such shares at the extraordinary general meeting and at any adjournments or postponements thereof.

  Voting

        After carefully reading and considering the information contained in this Circular, please vote your shares by proxy, by attending the meeting, or by appointing a representative to vote on your behalf at the meeting, in each case by following the instructions contained in this Circular.

        You should send in your proxy card or voting instructions, as applicable, as soon as possible so that your shares can be voted at the extraordinary general meeting. Any proxy must be received no later than September 28, 2005, which is five days before the extraordinary general meeting. Please mail your proxy promptly to ensure that your proxy will be received in time.

        If your shares were held through a nominee or custodian as of the close of business on August 24, 2005, and you wish to vote your shares, you must follow your nominee's or custodian's instructions.

        If you have questions or need assistance in completing or submitting the proxy materials, you should contact SBS Investor Relations at +31-20-519-1941, or the soliciting agent, Georgeson Shareholder, at the following telephone numbers:

Georgeson Shareholder
Toll free in the United States: +1-866-328-5441
Banks and Brokers: +1-212-440-9800
Callers in Europe: 00-800-5555-6666

  Quorum and Vote Required

        In order for a quorum to be present, at least 50% of the shares must be present or represented at the extraordinary general meeting. If such quorum is not present or represented at the extraordinary general meeting, the meeting will be adjourned and, as soon as practicable, the extraordinary general meeting will be reconvened with no quorum requirement. The record date for the reconvened meeting will remain August 24, 2005, the purposes of the extraordinary general meeting included in the "Notice of Extraordinary General Meeting of Shareholders" included as part of this Circular shall continue to be the purposes of such reconvened meeting, any executed proxy not revoked or superseded shall continue to be valid and no additional or supplemented Circular will be provided in connection with the reconvened meeting.

        In order to approve the transaction, holders of two-thirds of the shares present or represented must vote for the transaction and the related resolutions at the extraordinary general meeting or any adjournment or postponement thereof.

The Sale and Purchase Agreement

  Conditions to the Transaction

        SBS's and PKS Media's obligations to effect the transaction are subject to a number of conditions, including:

  •
  the approval, by the requisite number of the votes cast, at the extraordinary general meeting of SBS shareholders of the resolutions required to effect the transaction;

  •
  the receipt of competition law clearance for the transaction from the European Commission and competition authorities in Switzerland and Romania;

  •
  no applicable law having been enacted and no legal restraint, judgment or prohibition being imposed by a governmental entity after the date of the sale and purchase agreement preventing the consummation of the asset sale; and

  •
  the absence of any material breach by a party of its representations, warranties, agreements or covenants set forth in the sale and purchase agreement.

  Termination of the Sale and Purchase Agreement

        The sale and purchase agreement may be terminated at any time prior to the closing of the asset sale by:

  •
  mutual written consent of SBS and PKS Media;

  •
  SBS or PKS Media, if the closing of the asset sale does not occur on or prior to November 30, 2005 (so long as the party seeking to terminate the sale and purchase agreement has not breached its obligations in any manner that proximately caused the failure to consummate the transaction on or before that date);

  •
  SBS or PKS Media, if the transaction fails to receive the approval of the requisite number of votes cast at the extraordinary general meeting;

  •
  SBS or PKS Media, if the other party materially breaches its representations, warranties, agreements or covenants set forth in the sale and purchase agreement;

  •
  PKS Media, if SBS breaches any of its covenants set forth in the sale and purchase agreement regarding "no solicitation" (other than an immaterial breach that does not prejudice PKS Media in any way), or if SBS, through its Board, fails for any reason to unconditionally and fully recommend approval of the asset sale and the other transactions contemplated by the sale and purchase agreement by SBS shareholders at the extraordinary general meeting; and

  •
  by SBS, upon acceptance of a superior transaction proposal, subject to compliance by SBS with its covenants regarding "no solicitation" (other than an immaterial breach that does not prejudice PKS Media in any way), and subject to payment by SBS to PKS Media of liquidated damages.

Liquidation Process

        As promptly as practicable after the closing of the asset sale, the liquidator will make one or more liquidation distributions to SBS shareholders and will make payments to option holders in consideration of the cancellation of such options. It is the intent of SBS to make a single liquidation distribution and payment to option holders and SBS expects such distribution and payment will be made in November 2005.

        SBS will make an announcement prior to the closing of the asset sale (expected to be in late October 2005) regarding the record date for the liquidation distribution and the date on which its shares are expected be suspended from trading on Euronext Amsterdam and the Nasdaq National Market to permit the record date to be set. This announcement will be made as soon as practicable once the date for the closing of the asset sale has been set. After the liquidation, SBS will delist its shares from the Nasdaq National Market and Euronext Amsterdam, terminate the registration of its shares under the U.S. Exchange Act and terminate its reporting obligations thereunder.

        SBS will cease to carry on its business effective as of the closing of the asset sale and, except for such activities as may be required to effect its liquidation, will not engage in any activities thereafter. Upon completion of the liquidation, SBS will cease to exist. After the closing of the asset sale, PKS Media will become the new holding company for the SBS group, will assume the SBS name and will continue the SBS business operations.

        A liquidator will be appointed at the extraordinary general meeting to administer the liquidation of SBS. See "The Transaction—Liquidation Process".

        In addition, at the extraordinary general meeting of shareholders, the shareholders of SBS are being asked to amend the articles of incorporation of SBS to change the name of SBS, to be effective upon the closing of the asset sale. The intent of this name change is to prevent confusion following the asset sale in the markets in which SBS operates because PKS Media intends to continue the business operations of SBS under their current name.

Voting Agreements

        In connection with the transaction, and as a condition to PKS Media's willingness to enter into the sale and purchase agreement, UnitedGlobalCom Europe B.V. (an indirectly wholly owned subsidiary of Liberty Global), Harry Evans Sloan, Ferdinand Kayser, Benjamin H. Lorenz, Edward McKinley, James McNamara, Shane O'Neill, Markus Tellenbach, Juergen von Schwerin and Erik Moe entered into voting agreements with PKS Media. Each of the persons that have entered into a voting agreement with PKS Media is referred to in this Circular as a "voting agreement signatory". The voting agreement signatories own in the aggregate 7,196,866 shares, representing approximately 21.8% of the voting power of SBS as of the record date for the extraordinary general meeting. In their respective voting agreement, each of the voting agreement signatories made customary representations and warranties and agreed to:

  •
  attend and participate in all meetings of SBS shareholders called in connection with the sale and purchase agreement, the asset sale and/or the transactions contemplated by the sale and purchase agreement;

  •
  at any such meeting of SBS shareholders, vote the shares held by the voting agreement signatory for the approval of the asset sale and the other transactions contemplated by the sale and purchase agreement and other related matters presented for approval; and

  •
  at any meeting of SBS shareholders, vote the shares held by the voting agreement signatory against the approval of any other contract, agreement or arrangement providing for an acquisition of shares or assets or any business combination of SBS with or by any person other than PKS Media, or providing for any amendment to SBS organizational documents or any other actions or contract that is intended or reasonably could be expected to impede or delay or discourage the asset sale or the transactions contemplated by the sale and purchase agreement, or change the voting rights of any class of capital stock of SBS.

        In addition, under each voting agreement, each voting agreement signatory agreed not to, without the prior written consent of PKS Media, dispose of any of the shares held by such voting agreement signatory or grant any proxy or enter into a voting agreement, power of attorney, voting trust or similar arrangement with respect to the shares held by such voting agreement signatory or take any action that would make any representation or warranty of the voting agreement signatory untrue or incorrect in any material respect or have the effect of preventing the voting agreement signatory from performing its obligations under the voting agreement.

        Each voting agreement will terminate upon the earliest to occur of (i) the closing of the asset sale, (ii) November 30, 2005, (iii) the date of the termination of the sale and purchase agreement and (iv) the date that the sale and purchase agreement shall have been amended in a manner materially adverse to the interests of the respective voting agreement signatory.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING
AND THE PROPOSED TRANSACTION

        The information provided in question-and-answer format below is for your convenience only and is merely a summary of certain information contained in this Circular. You should carefully read this entire Circular, including each of the Appendices to this Circular.

Q1.
When and where is the extraordinary general meeting?

A.
The extraordinary general meeting will be held on October 3, 2005, at 10:00 a.m. local time at the registered offices of SBS Broadcasting S.A. at 8-10, rue Mathias Hardt, L-1717 Luxembourg.

Q2.
What matters will be voted on at the extraordinary general meeting?

A.
SBS is seeking your approval of the transaction described in this Circular in items 1 through 6 of the "Notice of Extraordinary General Meeting of Shareholders" included as part of this Circular. If approved by holders of two-thirds of the shares present or represented at the extraordinary general meeting, the transaction will result in (i) the sale of substantially all of SBS's assets to, and the assumption of substantially all of SBS's liabilities by, PKS Media, (ii) the dissolution and liquidation of SBS and (iii) the liquidation distribution of the proceeds from the asset sale and certain other amounts to you. See the answer to the question "How and when will I receive the liquidation distribution?" for more details on the timing of the liquidation distribution.

Q3.
If the transaction is completed, what will I receive for my SBS shares?

A.
SBS expects that you will receive approximately €46 in cash, less applicable withholding taxes, if any, for each share that you own. You should read "Summary—Amounts Available for Distribution to Shareholders and Payments to Option Holders" and "The Transaction" for a description of the factors that may cause the amounts distributed to differ from €46 per share.

SBS intends to offer each shareholder of record on the record date for the liquidation distribution an option to elect to receive the U.S. dollar equivalent in cash of the euro amount such shareholder is entitled to receive in the liquidation distribution. This euro amount will be converted into U.S. dollars at the rate obtained by SBS at the time of conversion (net of expenses of the conversion of euros into U.S. dollars).

SBS has been advised that Luxembourg withholding tax will not apply to the amount you will receive. See "Background to the Transaction and Explanatory Notes—Tax Consequences of the Proposed Transaction to SBS Shareholders—Material Luxembourg Tax Consequences."

Q4.
Why is there a Special Committee?

A.
As described in more detail in "Background to the Transaction and Explanatory Notes—Background of the Transaction", the Strategic Committee of the Board and senior management informed the Board in July 2005 that senior management had received approaches from potential acquirors. The Strategic Committee noted to the Board that as discussions progressed potential acquirors might propose separate arrangements with management in relation to the transaction. Taking into account advice from Luxembourg and U.S. counsel, the Board voted to establish a Special Committee comprised entirely of independent directors to review the fairness of any proposed transaction to shareholders.

Q5.
What does the Special Committee recommend I do?

A.
The Special Committee unanimously determined after reviewing the effects of the transaction on all of SBS's interests and specifically its shareholders, employees, and other interested parties, that the cash purchase price to be paid to SBS in the asset sale is fair (from a financial point of view) to, and in the best interest of, SBS. The Special Committee recommends that you vote FOR approval of the asset sale and other transactions contemplated by the sale and purchase agreement at the extraordinary general meeting.

Q6.
What does the Board recommend I do?

A.
The Board of Directors of SBS determined after reviewing the effects of the transaction on all of SBS's interests and specifically its shareholders, employees, and other interested parties, that the cash purchase price to be paid to SBS in the asset sale is fair (from a financial point of view) to, and in the best interest of, SBS. The Board recommends that you vote FOR approval of the asset sale and other transactions contemplated by the sale and purchase agreement at the extraordinary general meeting.

Q7.
Who is entitled to vote and how may eligible holders vote?

A.
All holders of record of shares at the close of business on August 24, 2005, the record date for the extraordinary general meeting, are entitled to vote such shares at the extraordinary general meeting and at any adjournments or postponements thereof. You may cast one vote per share.

Q8.
If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A.
If any of your shares are held through a nominee or custodian as of August 24, 2005, the record date, and you wish to vote such shares, you must follow your nominee's or custodian's instructions.

Q9.
Have any SBS shareholders agreed to vote FOR the transaction?

A.
Yes. The members of the Board and certain executive officers of SBS holding shares and options to acquire shares have agreed to vote all shares owned by them FOR the transaction and the related resolutions at the extraordinary general meeting. In addition, the largest shareholder of SBS, a subsidiary of Liberty Global, has agreed to vote its shares in favor of the transaction. Such Board members, officers and the subsidiary of Liberty Global together owned in the aggregate 7,196,866 shares, representing approximately 21.8% of the voting power of SBS, as of the record date for the extraordinary general meeting.

Q10.
What vote is required for SBS shareholders to approve the transaction?

A.
In order to approve the transaction, holders of two-thirds of the shares present or represented at the extraordinary general meeting must vote for the transaction and the related resolutions.

In order for a quorum to be present, at least 50% of the shares must be present or represented at the extraordinary general meeting. If such quorum is not present or represented at the extraordinary general meeting, the meeting will be adjourned and, as soon as practicable, the extraordinary general meeting will be reconvened with no quorum requirement. The record date for the reconvened meeting will remain August 24, 2005, the purposes of the extraordinary general meeting included in the "Notice of Extraordinary General Meeting of Shareholders" included as part of this Circular shall continue to be the purposes of such reconvened meeting, any executed proxy not revoked or superseded shall continue to be valid and no additional or supplemented Circular will be provided in connection with the reconvened meeting.

Q11.
What should I do now?

A.
After carefully reading and considering the information contained in this Circular, please vote your shares by proxy, by attending the meeting, or by appointing a representative to vote on your behalf at the meeting, in each case by following the instructions contained in this Circular.

Q12.
When should I send in my proxy card/voting instructions?

A.
You should send in your proxy card or voting instructions, as applicable, as soon as possible so that your shares can be voted at the extraordinary general meeting. Any proxy must be received no later than September 28, 2005, which is five days before the extraordinary general meeting. Please mail your proxy promptly to ensure that your proxy will be received in time for the meeting.

  If your shares were held through a nominee or custodian as of the record date and you wish to vote your shares, you must follow your nominee's or custodian's instructions.

Q13.
May I change my vote after I have completed, executed and mailed my proxy/voting instructions?

A.
Yes.

All shares represented by each properly executed unrevoked proxy received in time for the extraordinary general meeting will be voted in the manner specified therein. An executed proxy may be revoked at any time before its exercise by filing with the Secretary of SBS, at SBS's registered office, a written notice of revocation or a duly executed proxy bearing a later date. The execution of the enclosed proxy will not affect a shareholder's right to vote in person at the extraordinary general meeting should such shareholder desire to vote in person.

If your shares are held through a nominee or custodian, to revoke your proxy/voting instructions, you must follow your nominee's or custodian's instructions.

Q14.
When is the asset sale expected to be completed?

A.
SBS currently expects to complete the asset sale as quickly as practicable after the extraordinary general meeting and after all the conditions to the asset sale are satisfied or waived. SBS anticipates closing the asset sale in late October 2005.

Q15.
How and when will I receive the liquidation distribution?

A.
As promptly as practicable after the closing of the asset sale, the liquidators will make one or more liquidation distributions to SBS shareholders and will make payments to option holders in consideration of the cancellation by such holders of such options. It is the intent of SBS that the liquidators make a single liquidation distribution and SBS expects such distribution will be made in November 2005.

SBS will make an announcement regarding the record date for the liquidation distribution as promptly as practicable once the closing date for the asset sale has been set.

Q16.
Should I send in my SBS share certificate?

A.
No. There is no need to send in your SBS share certificate. Upon finalization of the liquidation of SBS, all shares will automatically cease to exist.

Q17.
Will I owe taxes as a result of the transaction?

A.
SBS has been advised that Luxembourg withholding tax will not apply to the amount you will receive.

For U.S. federal income tax purposes, the distribution to you of proceeds from the asset sale will qualify as a liquidation distribution and be treated as proceeds from a sale or exchange of your shares.

For additional information regarding tax consequences of the transaction to SBS shareholders, including limitations and assumptions relevant to the statements above, see "Background to the Transaction and Explanatory Notes—Tax Consequences of the Proposed Transaction to SBS Shareholders."

Q18.
What happens if the transaction is not approved?

A.
If the shareholders do not approve the asset sale, SBS will be obligated to pay to PKS Media its reasonable and documented out-of-pocket expenses up to €5 million. This event will also trigger the right of either PKS Media or SBS to terminate the sale and purchase agreement.

Q19.
What should I do if I have further questions?

A.
If you have questions or need assistance in completing or submitting the proxy materials you should contact SBS Investor Relations at +31-20-519-1941, or the soliciting agent, Georgeson Shareholder, at the following telephone numbers:

Georgeson Shareholder
Toll free in the United States: +1-866-328-5441
Banks and Brokers: +1-212-440-9800
Callers in Europe: 00-800-5555-6666

BACKGROUND TO THE TRANSACTION AND EXPLANATORY NOTES

Background of the Transaction

        A key element of SBS's strategy for a number of years has been to expand strategically in existing and new media and broadcasting markets, including by making selected acquisitions. SBS has been an important participant in the consolidation of media markets in Europe, in particular in Scandanavia, The Netherlands and Central Europe. As SBS has grown, from time to time different parties have approached senior management to discuss possible combination or acquisition transactions that would result in that party acquiring SBS or some portion of the company. In 1999 and 2000, United Pan-European Communications ("UPC"), now part of Liberty Global, acquired a significant equity stake in SBS and then in March 2000 commenced a tender offer for SBS shares in exchange for a combination of cash and UPC shares. This offer was withdrawn in mid-2000 against a backdrop of falling share prices for media and technology companies generally. Since that time, different parties have continued to raise with SBS's senior management possible combination or acquisition transactions.

        In December 2003, SBS completed the sale of its minority interest in TVN, the Polish broadcasting company, which considerably improved its balance sheet and improved SBS's capacity to expand its core operations. In the same month, the Board formed a Strategic Committee to advise the Board and senior management on strategic issues, including possible major transactions and other matters of strategic importance. The Strategic Committee was comprised of three independent directors, Harry Evans Sloan, the executive chairman, and Markus Tellenbach, the chief executive officer. Subsequently, SBS made a number of acquisitions to grow its business and developed new channels and products, while continuing to improve its balance sheet. In February 2005, SBS announced that it had agreed to acquire C More Group AB ("C More"), the Scandanavian pay entertainment provider, and SBS's largest acquisition. These transactions also resulted in increased interest in SBS from potential partners and acquirors.

        Over the course of 2004, senior management was approached by several industry participants regarding a possible transaction with SBS, although none put forward a firm proposal. The offer prices discussed with those industry participants were lower than those subsequently discussed with the private equity firms that were interested in the company.

        SBS's senior management was first approached by Permira regarding strategic alternatives in late 2004. At the time, an advisor to Permira proposed a combination transaction involving SBS and two other companies to create a large integrated European media company. After a series of meetings and calls with Permira and one of the two other companies, SBS decided not to continue exploring the possible combination and communicated its decision to Permira.

        In March 2005, senior management of SBS was informed by an industry participant that it had appointed a financial advisor and was developing a consortium to make a formal offer for SBS. This industry participant is referred to in this Circular as the "strategic investor". Given the identity of the strategic investor and the specific nature of the approach, senior management of SBS believed that it was likely that a formal offer would be made by the strategic investor over the next few months.

        SBS's senior management was separately approached in early 2005 by another private equity investor regarding a possible acquisition of SBS. That investor is referred to in this Circular as the "other private equity investor". Although the initial approaches did not result in a specific transaction proposal, the other private equity investor approached SBS again in March 2005. After a follow-up meeting and discussions with the other private equity investor, on March 20, 2005, after which SBS concluded that a formal offer might be made, the other private equity investor and SBS entered into a confidentiality agreement in order to enable discussions to progress.

        The other private equity investor and senior management of SBS had further discussions regarding the potential acquisition of SBS in April 2005. The other private equity investor also involved a major international investment bank as its financial advisor and to provide financing. Over the course of

May 2005, the other private equity investor and members of SBS's senior management had a number of meetings and calls regarding a potential proposal.

        On May 19, 2005, a financial advisor to SBS indicated to the other private equity investor the key aspects of any transaction regarding SBS that the Board would likely focus on in the event the other private equity investor sought to put forward a proposed transaction. The next day, SBS received a memorandum from the other private equity investor describing possible acquisition structures. On May 25, 2005, the other private equity investor delivered to SBS its financial projections and model, which were discussed during a call between the financial advisor to SBS and representatives of the other private equity investor on June 2, 2005. SBS also involved the law firm Sullivan & Cromwell LLP to assist it in reviewing potential acquisition proposals.

        On May 31, 2005, following the termination of their previous discussions, Markus Tellenbach met with representatives of Permira regarding their potential interest in a transaction involving the acquisition of SBS. Mr. Tellenbach advised Permira that in order to move forward with any transaction, SBS would require Permira to enter into a confidentiality agreement.

        On June 1, 2005, Harry Sloan was contacted by the strategic investor that had previously expressed interest in acquiring SBS through a consortium. The strategic investor indicated that it might make an offer above $50 per share but that it would not be ready to do so for the following two to three weeks. In early July 2005, the strategic investor suggested pricing at a level of $50-$51 per share, but was not able to confirm an offer at higher levels and indicated that there were possible regulatory issues that would need to be resolved in relation to a transaction.

        Given the interest in SBS expressed by a number of parties and the possibility that a formal offer would emerge, on June 3 and June 4, 2005, Harry Sloan met with representatives of Liberty Global, SBS's largest shareholder, to assess its support for a possible transaction should one arise.

        Permira signed a confidentiality agreement with SBS on June 6, 2005 and shortly thereafter delivered to SBS its financial model of SBS.

        Over the course of June and early July, SBS and its financial and legal advisors held a number of meetings and calls with representatives of Permira and the other private equity investor. On June 15, 2005, Permira sent SBS a draft letter indicating an interest in making an offer for SBS at $55 per share, although the letter did not provide details as to structure or process for the transaction. On June 17, at a meeting between senior management of SBS and the other private equity investor, the other private equity investor indicated that it was prepared to make an offer for SBS in the region of $50 to $55 per share. On June 22, members of the Strategic Committee were briefed on the specific approaches from the interested parties and other discussions in which senior management had been involved over the past few months. The meeting was followed by a meeting on June 28, 2005 of Edward McKinley, the chairman of the Strategic Committee, Harry Sloan, Markus Tellenbach, Juergen von Schwerin, Erik Moe and SBS's financial and legal advisors. At the meeting, in light of increasing speculation in the market regarding the possibility of an offer for SBS, it was decided that SBS should inform the interested parties that they should either make a formal offer or that discussions would cease to avoid placing SBS under a prolonged period of uncertainty. Representatives of Permira and the other private equity investor were informed of this decision on June 30, 2005. The Strategic Committee had a further telephonic meeting on July 8, 2005 and received an update on discussions with the interested parties. At the meeting, Shane O'Neill, a Board member nominated by Liberty Global, joined the Strategic Committee. Around the same time, Liberty Global confirmed its support for the process.

        Over the course of these meetings, the Strategic Committee reviewed possible bidders for SBS and discussed strategies to deliver the highest offer price to shareholders, including a public sale or auction process or private sale of SBS. The Strategic Committee noted that:

  •
  many of the parties who were potential bidders for SBS were either already involved in negotiations with SBS, including the two private equity firms in active negotiations, or had recently had discussions with senior management;

  •
  Permira and the other private equity investor had each indicated that they would need to involve at least one additional private equity fund as a co-bidder in light of the significant equity commitment that would be required in a transaction, which meant that four private equity firms would potentially be involved in bids for the company, leaving a relatively small field of potential alternative private equity fund bidders for a European media company of SBS's size;

  •
  transactions with the strategic investor or other industry participants who had expressed an interest or might be interested in acquiring all or a portion of SBS or its assets generally would face significant regulatory hurdles, including competition and broadcasting authority regulatory clearances, which would result in increased transaction risk for SBS and its shareholders and possible delays;

  •
  while a separate sale of all or selected assets of SBS might represent a potentially attractive alternative, a sale of separate assets to separate buyers carried substantial additional risks, including (i) the regulatory hurdles that would face industry participants, which could delay or prevent the sale of one or all of such assets (and the risk that such delay or prohibition would likely reduce the value of such assets to other potential bidders) and (ii) significant execution risk and valuation risk if buyers willing to pay attractive prices for each of the separate assets could not be located in a timely manner;

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  a public sale or auction process would carry a number of significant risks for SBS and its shareholders, including (i) potential uncertainty that would be created for viewers, suppliers (including programming providers), customers and regulators, which could significantly harm the business, (ii) the implications for SBS and its share price if a public sale process did not result in an offer price for shareholders that the Board would be in a position to recommend to shareholders, and the negative share price consequences of an unsuccessful public sale or auction process, and (iii) potential negative effects on management and employees, including making recruiting and retaining management and employees more difficult; and

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  management had significant concerns about maintaining the confidentiality of commercially sensitive information regarding the terms of programming contracts and other matters, and believed that (i) a public sale or auction process that resulted in leaks, or disclosure of information to competitors that did not acquire SBS, could result in significant harm to the business, (ii) any sale process should be conducted in a way that reduced the potential for leaks or harmful disclosure of commercially sensitive information and (iii) any sale process should be conducted so as to minimize the period of time during which the company operated in an environment of uncertainty, to reduce risk from competitor or regulatory action.

        The Strategic Committee also considered a valuation analysis prepared by Deutsche Bank, acting as advisor to SBS. Deutsche Bank delivered to the Strategic Committee a valuation analysis showing valuations for SBS that might be obtained (i) by private equity investors at different levels of leverage, (ii) as a result of a bid by an industry participant, taking into account synergies that the industry participant might be able to attain, and (iii) through a sale of separate parts of the business. The Strategic Committee examined the valuations and financial models developed by Permira and the other private equity investor and the assumptions, financing strategies and returns expected by them. The Strategic Committee also reviewed the risks and uncertainties associated with different possible acquirors and approaches, and evaluated SBS's prospects and prospective share price performance in the absence of going forward with a transaction. In addition to transactions with third parties, the Strategic Committee considered the possibility of SBS effecting a leveraged recapitalization to pay a special dividend to shareholders, although it determined that financing for such a recapitalization was not likely to be available to SBS on attractive terms, that SBS's operating flexibility would likely be significantly impaired as a result of such a recapitalization, and that its share price would likely be adversely affected. On the basis of this review and the considerations outlined above, the Strategic Committee determined that, assuming an appropriate valuation could be obtained through private negotiation, the risks and potential significant downside associated with a public sale or auction process made such a process unattractive for SBS and its shareholders, employees and other parties. In addition, the Strategic Committee recognized that: (i) the two private equity investors that had approached SBS as potential purchasers were established investors in the media sector and respected by members of the Special Committee and senior management of SBS, would each involve at least one other similar private equity participant, and had indicated financing and return expectations that were unlikely to be substantially exceeded by other private equity buyers with comparable track records and the financial resources to consider such a transaction; and (ii) SBS did not want to risk damage to the company that would result from a public sale or auction process in the event potential acquirors did not deliver sufficiently attractive proposals.

        In mid-July, Permira delivered a preliminary, non-binding offer letter in which it proposed to make a tender offer for SBS's shares at $55 per share. The other private equity investor indicated that it was finalizing its proposal and expected to make an offer in the $50 to $55 range. After discussions with SBS and its advisors, Permira confirmed that in an asset sale transaction the Permira Funds would offer SBS a purchase price in euro that at then-current exchange rates would result in a distribution to SBS shareholders on a "look-through" basis of $56 per share.

        The Board held a telephonic meeting on July 21, 2005, at which senior management and the Strategic Committee informed the full board that potential acquisition proposals had been received. The Strategic Committee noted that as discussions progressed potential acquirors might propose separate arrangements with management in relation to the transaction, in particular with respect to ongoing management participation in SBS. Taking into account advice from Luxembourg and U.S. counsel, the Board voted to establish a Special Committee comprised entirely of independent directors to review the fairness to shareholders of any proposed transaction. In light of the work already undertaken by members of the Strategic Committee to review potential acquisition proposals, the Board appointed to the Special Committee all the independent board members from the Strategic Committee. The Special Committee did not include any members from SBS management. The Special Committee was authorized by the Board to review proposals, engage legal and financial advisors, oversee negotiations by management or negotiate with potential acquirors, and make a recommendation with respect to any transaction to the Board and shareholders. Deutsche Bank was engaged by the Special Committee as its financial adviser, Sullivan & Cromwell LLP was engaged as U.S. counsel, and Arendt & Medernach was engaged as Luxembourg counsel. In the course of its work, the Special Committee met and had frequent discussions with senior management of SBS.

        On the same day, Deutsche Bank called the other private equity investor to inquire about its position. The other private equity investor informed Deutsche Bank that it was not able to offer a price that was competitive with the Permira offer, that its bid was unlikely to exceed $53 per share and that it had decided not to develop fully its structuring and financing analysis in order to present a formal offer.

        Permira delivered a final, non-binding offer letter that confirmed an asset sale transaction that, based on the financial assumptions described in the letter and an assumed dollar to euro exchange rate of 1.21 to 1.00, was intended to deliver a "look-through" price to shareholders of $56 per share. Permira also requested a limited agreement by SBS not to solicit other acquisition proposals for a three-week period to August 15, 2005 (subsequently extended to August 22, 2005), during which time the Permira Funds would be able to conduct due diligence, arrange for committed financing and confirm its offer. The limitation on solicitations was subject to exceptions to permit SBS to consider potential superior proposals and other matters. The Special Committee and its financial and legal advisors, SBS and Permira and its financial and legal advisors negotiated Permira's final offer letter and it was executed on July 25, 2005. The letter required that, in order to provide greater certainty to SBS shareholders, any offer from the Permira Funds be based on committed financing and not be subject to due diligence, material adverse change or other similar conditions. Permira, the Special Committee and SBS agreed that Permira could approach KKR to assess its interest in participating in the transaction as its potential equity partner after an affiliate of KKR executed a confidentiality agreement on the same terms as the one that applied to Permira. Once KKR confirmed its interest in the transaction, the Special Committee and SBS agreed to KKR participating in the transaction subject to KKR confirming the price and terms agreed between the Special Committee, SBS and Permira.

        During the period covered by the offer letter, Permira and KKR completed their due diligence and arranged committed bank financing and, on August 15, delivered a second offer letter to SBS. The second offer letter provided for a fixed euro cash purchase price (which is the same as the cash purchase price reflected in the sale and purchase agreement), and providing commitment letters and terms sheets for committed bank financing. During the same period, the parties and their advisors negotiated the sale and purchase agreement and other related documents. In addition, preliminary management equity participation arrangements were negotiated by management, who were represented by separate counsel. The Special Committee met and was briefed a number of times during this period on commercial and legal issues that arose during negotiations on the sale and purchase agreement and other matters and reviewed and approved or determined SBS's positions on those issues.

        The Special Committee and the Board each met on August 21, 2005 to review and consider the transaction. Deutsche Bank, the financial adviser to the Special Committee, delivered its opinion that the cash purchase price to be received by SBS is fair, from a financial point of view, to shareholders of SBS as at August 21, 2005. Following review of the sale and purchase agreement, consideration of the Deutsche Bank opinion and financial analysis presented to the Special Committee and the Board, discussions with senior management and consideration of the factors described below, the Special Committee and Board each determined to approve the transaction. The transaction was approved, and the Special Committee and Board each recommended the transaction to SBS's shareholders for approval. The transaction was publicly announced by the parties on August 22, 2005.

Reasons for the Special Committee's Approval and Recommendation of the Transaction; Position on Fairness; Factors Considered

        The Special Committee is comprised of the four members of the SBS Board who are independent directors and are not members of SBS's management. These members are:

Benjamin Lorenz (56)	Mr. Lorenz has served as a director of SBS since December 2001. From 1999 to 2001, Mr. Lorenz served as Group Chairman of Merrill Lynch International Banks and Chairman & Managing Director of Merrill Lynch International Bank Ltd. Previously, he held various senior management positions with Merrill Lynch. Mr. Lorenz is a citizen of both the United States and the United Kingdom.

Edward McKinley (52) (Chairman)
Mr. McKinley has served as a director of SBS since March 2002. Mr. McKinley is a private investor, after a 20-year career at Warburg, Pincus LLC, a leading private equity firm. Mr. McKinley began his career with Warburg in New York in 1984, opened and ran the firm's Los Angeles office in 1988, and from 1993 to 2002 was responsible for the firm's private equity activities in Europe. Prior to joining Warburg, he was a consultant with McKinsey & Co. for four years in New York. Mr. McKinley is a citizen of both the United States and the United Kingdom. Mr. McKinley serves on the boards of Pharmion, Inc. and several private companies in the US and Europe.
James McNamara (51)
Mr. McNamara has served as a director of SBS since July 1998. Since April 2005, Mr. McNamara has served as Chairman and Chief Executive Officer of Panamax Films. From August 1999 until April 2005, Mr. McNamara served as President and Chief Executive Officer of Telemundo Communications Group, a subsidiary of National Broadcasting Company and an indirect subsidiary of General Electric. From 1996 until 1998, Mr. McNamara was President of Universal Television Enterprises in the United States. Previously, he was President and Chief Executive Officer of New World Entertainment, Ltd. Mr. McNamara is a citizen of the United States.
Shane O'Neill (44)
Mr. O'Neill has served as a director of SBS since December 2002. Mr. O'Neill is currently Chief Strategy Officer of Liberty Global, and President of the chello media division of Liberty Global. From 1999 to 2002, Mr. O'Neill served as Managing Director of Strategy, Acquisitions and Corporate Development at United Pan-Europe Communications N.V. (UPC). Prior to that, from 1992 to 1999, Mr. O'Neill was an investment banker with Goldman Sachs in London, New York and Sydney, Australia. From 1988 to 1992, Mr. O'Neill was an investment banker in Sydney, Australia for Macquarie Bank. Mr. O'Neill is a citizen of the Republic of Ireland and Australia.

  Approval and Recommendation of the Special Committee

        On August 21, 2005, the Special Committee unanimously determined after reviewing the effects of the transaction on all of SBS's interests and specifically its shareholders, employees, and other interested parties, that the cash purchase price to be paid to SBS in the asset sale is fair (from a financial point of view) to, and in the best interest of, SBS.

        On the same date, the Special Committee also approved the sale and purchase agreement and the transaction and recommended that:

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  SBS shareholders vote in favor of the asset sale and other transactions contemplated by the sale and purchase agreement at an extraordinary general meeting of shareholders to be convened by the Board to consider such matters and authorize SBS and the Board to take all actions necessary or desirable to implement the transaction; and

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  the Board approve the transaction, including the execution by SBS and its affiliates of the sale and purchase agreement and any other ancillary agreements, instruments and documents relating to, or necessary or desirable to implement, the transaction.

        In reaching the conclusions described above, the Special Committee was required under applicable Luxembourg law to act in the best interests of SBS and its shareholders, considering the fairness of the transaction to shareholders and whether shareholders are treated equally. This standard under Luxembourg law may be different from standards in other jurisdictions, including The Netherlands and various states of the United States.

  Reasons for the Special Committee's Approval and Recommendation

        In reaching the conclusions described above, the Special Committee considered the following positive and negative factors.

  Positive Factors

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  Attractive Expected Payment to Shareholders.  The expected €46 per share cash liquidation distribution was a price that the Special Committee viewed as attractive in light of SBS's historical and current financial and share price performance.

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  Cash Transaction.  The transaction will provide SBS shareholders with an opportunity to liquidate their investment in SBS for cash, eliminating any uncertainties in valuing the consideration to be received by the shareholders that would have been present had securities been offered as consideration.

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  Equal Treatment of Shareholders.  All shareholders will receive the same liquidation distribution per share, meaning that shareholders are treated equally.

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  Expected Payment to Shareholders Represents Significant Premium to Historical Market Price and Expected Trading Price of Shares.  The expected €46 per share liquidation distribution represented a premium of approximately 15.9% to the closing price of shares on August 12, 2005 (the last trading day before the publication of an article containing a rumor regarding the possible sale of SBS) and a premium of approximately 37.8% to the closing share price six months prior to that date. The Special Committee also noted that several third party analysts had speculated that SBS might be subject to an acquisition proposal and that this speculation likely resulted in an increase in the trading price of shares immediately prior to August 12, 2005, in particular since during this period SBS's share price represented a multiple of its earnings that exceeded the multiples at which comparable companies traded. As a result, the Special Committee concluded that the expected €46 per share liquidation distribution exceeded the likely trading price of the shares in the foreseeable future if the transaction were not completed.

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  Relationship of Cash Purchase Price to SBS's Value Implied by Other Valuation Methods.  The Special Committee believed, based on, among other things, the detailed financial and valuation advice provided by Deutsche Bank, that the cash purchase price represented an attractive valuation for SBS when considered against valuation metrics, including multiples of SBS's earnings before interest, tax, depreciation and amortization ("EBITDA"), discounted cash flow analysis, break-up valuations, and leveraged buyout scenarios. The cash purchase price represents a 14.8x multiple of SBS's estimated EBITDA for 2005 (calculated on a consolidated basis and giving pro forma effect for a full year's consolidation of the financial results of C More following its acquisition in March 2005) and a 11.7x multiple of SBS's estimated EBITDA for 2006 (calculated on a consolidated basis). This compares favorably to information provided to the Special Committee by Deutsche Bank showing mean EBITDA trading multiples for other selected Western European broadcasters of 9.9x for 2005 estimated EBITDA and 9.2x for 2006 estimated EBITDA as at August 21, 2005, the date of Deutsche Bank's presentation to the Special Committee, and to the mean EBITDA multiples achieved in selected recent European broadcasting transactions at 13.1x current year estimated EBITDA and 10.1x forward year estimated EBITDA. The transaction also compared favorably to analyst price targets for SBS's shares. The implied offer premium was lower than historical share price premiums for historical U.S. cash transactions based on the share prices one day and one month before announcement, although Deutsche Bank and the Special Committee noted that, as described above, market reports regarding the potential for a transaction involving SBS had resulted in some part of the transaction premium already being reflected in the share price.

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  Deutsche Bank Presentations and Opinion.  The members of the Special Committee received financial presentations from Deutsche Bank on July 21, 2005 and August 21, 2005, including Deutsche Bank's oral and written opinion as of August 21, 2005 that, based upon and subject to the assumptions made, matters considered and limitations on the review undertaken set forth in such opinion, the cash purchase price to be received by SBS pursuant to the transaction is fair, from a financial point of view, to the shareholders of SBS. The Deutsche Bank opinion speaks only as of the date it was delivered, August 21, 2005, and not any subsequent date. Deutsche Bank's opinion is more fully described in "—Opinion of Special Committee's Financial Advisor" and is set out in Appendix D "Deutsche Bank Fairness Opinion".

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  Negotiation Process and Procedural Fairness.  The terms of the transaction were the result of the Special Committee's and its advisors' arm's-length negotiations with PKS Media, which resulted in improvements in the terms originally proposed by PKS Media. The Special Committee was of the view that, based upon the negotiations with PKS Media and indicative offers received from other competing bidders, a price higher than the expected €46 per share liquidation distribution and further improved terms would not likely be obtained.

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  The Terms of the Sale and Purchase Agreement.  The Special Committee believed that the terms of the sale and purchase agreement were favorable to SBS shareholders, noting in particular (i) the limited representations regarding the business made by SBS, (ii) the limited conditions to PKS Media's obligation to complete the transaction, including the fact that PKS Media's obligation to complete the asset sale is not conditioned upon due diligence or obtaining financing and (iii) the ability of SBS to consider superior proposals, subject to the restrictions on solicitation set out in the sale and purchase agreement.

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  Financing.  The Special Committee noted that PKS Media received firm commitment letters from significant and reputable financial institutions with respect to all portions of its debt and equity financing.

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  Taxes.  The Special Committee noted that PKS Media had agreed to assume all tax liabilities of SBS, including any capital gains tax liability relating to the transaction, except the obligation to pay any withholding taxes on the liquidation distribution to shareholders.

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  Certainty.  The transaction offers a higher degree of certainty than previous approaches made by industry participants, as SBS understands that PKS Media, as a newly formed company owned by the Permira Funds and the KKR Funds, is not subject to the same level of regulatory hurdles, including competition and broadcasting authority concerns, that would face industry participants.

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  Track Record and Return Expectations for Permira and KKR.  The Special Committee noted that Permira and KKR are two leading international private equity firms and that the Permira Funds and the KKR Funds have a strong track record of successfully closing transactions. In analyzing the implied expected returns of the Permira Funds and the KKR Funds and the terms of the debt financing for the transaction, the Special Committee noted that the price obtained was unlikely to be substantially exceeded by other private equity bidders in the foreseeable future.

  Negative Factors and Mitigation

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  Structure of the Asset Sale.  The Special Committee was aware that the structure of the transaction as an asset sale, followed by a liquidation of SBS, had certain potential negative consequences for SBS shareholders. These consequences included the facts that:

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  Payment Through Liquidation.  SBS shareholders would not receive payment directly from PKS Media for the shares, but instead would receive a liquidation distribution;

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  No Assurances as to the Receipt of a Certain Amount.  As a result of several factors, including that (i) the amounts to be distributed to SBS shareholders would include proceeds from the exercise of options prior to the date of closing of the asset sale (which proceeds may be in U.S. dollars or other currencies), and (ii) the liquidator must be assured that SBS's obligations to creditors have been assumed by PKS Media or met prior to the liquidation, there is a possibility that the liquidation distribution could be more or less than €46 per share; and

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  No Assurances as to the Timing of any Distributions.  The payment of all or any portion of the liquidation distribution could be delayed or even not occur because of the need to meet the claims of SBS's creditors, to the extent those claims were not assumed by PKS Media.

    The Special Committee noted that SBS had taken a number of steps to reduce these risks, including: (i) PKS Media had agreed to assume all liabilities of SBS, including all tax liabilities other than for withholding tax on liquidation distribution payouts, except for a limited number of excluded liabilities, which reduced the risk of a delay or deduction from the liquidation distribution associated with claims by SBS's creditors, (ii) SBS was putting in place a hedge agreement with Deutsche Bank that mitigated the risk that a reduction in the value of the dollars received upon exercise of options would adversely affect the amount of euro available to be distributed, and (iii) the advice of Luxembourg counsel, in consultation with the proposed liquidators, that they expected the liquidation distribution to be made promptly after the closing of the asset sale. You should read "The Transaction" for more information.

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  Potential Liquidated Damages Payout.  The Special Committee noted that the terms of the sale and purchase agreement provided for a liquidated damages payment in an amount of €50 million payable by SBS to PKS Media (less any amounts previously paid by SBS to PKS Media pursuant to SBS's obligation to reimburse PKS Media for certain transaction expenses under the sale and purchase agreement) if (i) PKS Media terminates the sale and purchase agreement as a result of a material breach by SBS of certain of its obligations under the sale and purchase agreement or (ii) on or prior to May 21, 2006, any third party not affiliated with PKS Media acquires 50% or more of the shares or acquires all or materially all of the shares of SBS's subsidiaries or all or materially all of the assets constituting the business of SBS (or such third party enters into an agreement with SBS in connection with any such transaction at any time on or prior to May 21, 2006, which transaction ultimately is consummated at any time).

    The Special Committee was advised by Deutsche Bank, however, that the amount of the €50 million liquidated damages payout was relatively small and not inconsistent with the transaction size when compared to other transactions involving companies with their shares publicly traded in the United States. The Special Committee noted that liquidated damages are payable only in limited circumstances and also are equal in amount to the liquidated damages payable by PKS Media in certain circumstances. See "The Transaction—The Sale and Purchase Agreement—Liquidated Damages" for more information.

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  No Participation in SBS's Future Performance.  The Special Committee was aware that SBS shareholders (other than certain members of senior management who are continuing with the business) would have no ongoing equity participation in SBS following the transaction and therefore would cease to participate in its future earnings or growth, if any. However, the Special

    Committee noted that future operating performances and share price performance are always subject to uncertainties, and the transaction with PKS Media offered all shareholders an attractive price in cash.

        During its consideration of the transaction with PKS Media, the Special Committee was also aware that some of SBS's members of management may have interests in the transaction that are different than or in addition to those of other shareholders generally, all as described under "—Interests of Certain Persons in the Transaction."

        In view of the large number of factors considered by the Special Committee in connection with the evaluation of the transaction and the complexity of these matters, the Special Committee did not consider it practicable to, nor did it attempt to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, nor did it evaluate whether these factors were of equal importance. In addition, each member of the Special Committee may have given different weight to the various factors. The determination of the Special Committee was made after consideration of all of the factors together.

Opinion of the Special Committee's Financial Advisor

        SBS's Special Committee selected Deutsche Bank as financial advisor to the Special Committee in connection with the transaction based on Deutsche Bank's qualifications, expertise, reputation and experience in mergers and acquisitions. Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. The Special Committee requested Deutsche Bank's opinion (the "Opinion") as to the fairness, from a financial point of view, to the shareholders of SBS, of the €1,690,745,332 cash purchase price to be paid by PKS Media to acquire substantially all of SBS's assets and assume substantially all of SBS's liabilities in the asset sale. Deutsche Bank provided the Opinion that the cash purchase price to be paid in the asset sale is fair, from a financial point of view, to the shareholders of SBS. The Deutsche Bank opinion speaks only as of the date it was delivered, August 21, 2005, and not any subsequent date.

        In connection with Deutsche Bank's role as financial advisor to the Special Committee, and in arriving at its Opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning SBS and certain internal analyses and other information furnished to it by SBS. Deutsche Bank has also held discussions with members of the senior management of SBS regarding the business and prospects of SBS. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for SBS shares, (ii) compared certain financial and stock market information for SBS with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which Deutsche Bank deemed comparable in whole or in part, (iv) reviewed the terms of the draft sale and purchase agreement and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate, including, but not limited to, discounted cash flow analysis, leveraged buyout analysis and liquidation analysis.

        The full text of Deutsche Bank's written Opinion, dated August 21, 2005, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by Deutsche Bank in connection with the Opinion, is attached as Appendix D to this Circular and is incorporated herein by reference. You are urged to read the Opinion in its entirety. The summary of the Opinion set forth in this Circular is qualified in its entirety by reference to the full text of the Opinion.

        Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning SBS, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its Opinion. Accordingly, for purposes of its Opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities of SBS. With respect to the financial forecasts and projections made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of SBS as to the matters covered thereby. In rendering its Opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank's Opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date of the Opinion. Deutsche Bank expresses no view as to the effect of a material delay in the distribution of the cash purchase price to the shareholders of SBS or the deduction of any amount from the liquidation distribution.

        The Opinion was for the sole use and benefit of the Special Committee and the Board of Directors of SBS and is not a recommendation to the shareholders of SBS to approve the transaction.

Reasons for the Board's Approval and Recommendation of the Transaction; Position on Fairness; Factors Considered

  Approval and Recommendation of the Board

        On August 21, 2005, following the meeting of the Special Committee on the same day, the Board determined, after reviewing the effects of the transaction on all of SBS's interests and specifically its shareholders, employees, and other interested parties, that the cash purchase price to be paid to SBS in the asset sale is fair (from a financial point of view) to, and in the best interest of, SBS. The recommendation of the Board was based, among other things, upon review and discussion of the same factors considered by the Special Committee in reviewing the transaction, the unanimous approval by the Special Committee of the asset sale and other transactions contemplated by the sale and purchase agreement, the recommendation of the Special Committee that SBS shareholders vote for approval of the asset sale and the other transactions contemplated by the sale and purchase agreement at the extraordinary general meeting and the recommendation of the Special Committee that the Board approve the transaction and the sale and purchase agreement.

        On the same date, the Board also:

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  approved the transaction, including the execution by SBS and its affiliates of the sale and purchase agreement and any other ancillary agreements, instruments and documents relating to, or necessary or desirable to implement, the transaction;

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  resolved that: (i) promptly following execution of the sale and purchase agreement, SBS establish an account to hold the option exercise proceeds and pay into such account option exercise proceeds received in respect of options issued under SBS's 1992, 1994 and 2004 Share Incentive Plans and exercised between July 1, 2005 and the date five business days prior to the closing of the asset sale; (ii) the exercise of options during the five business day period prior to the closing of the asset sale be prohibited pursuant to the authority of the Board granted under the applicable provisions of each of the Share Incentive Plans; (iii) on the closing date of the asset sale, the outstanding options and restricted shares (whether vested or unvested) of SBS be cancelled and a cancellation payment made to each holder of options or restricted shares pursuant to the authority of the Board granted under the applicable provisions of each of the Share Incentive Plans, in each case as set forth in the sale and purchase agreement; (iv) any policy or practice of SBS to underwrite, arrange for or otherwise facilitate the cashless exercise of options issued under the Share Incentive Plans be immediately suspended; and (v) SBS was thereby authorized to enter into one or more currency hedging transactions for the purpose of managing the exchange rate risk resulting from the exercise of options denominated in a currency other than euro;

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  resolved that an extraordinary general meeting be convened at such time and place as may be determined in accordance with the Articles of Incorporation of SBS and Luxembourg law for the purpose of considering: (i) the transaction; (ii) a plan of liquidation conditional upon, and to commence after, the consummation of the asset sale; (iii) the appointment and remuneration of Christian Billon and Paul Mousel acting as liquidators of SBS through the intermediary of a Luxembourg dedicated company; (iv) the liquidation procedure; (v) the powers of the liquidator; and (vi) such other matters relating to, or necessary or desirable to implement, the transaction as may be decided; and

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  resolved that the Board thereby recommend that the SBS shareholders vote in favor of the asset sale and other transactions contemplated by the sale and purchase agreement at the extraordinary general meeting and authorized SBS to take all actions necessary or desirable to implement the transaction.

  Reasons for the Approval and Recommendation of the Board

        The approval and recommendation of the Board were based upon:

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  review and discussion of the factors considered by the Special Committee, as discussed above;

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  the Special Committee having unanimously approved the asset sale and other transactions contemplated by the sale and purchase agreement and recommended that SBS shareholders vote in favor of the asset sale and other transactions contemplated by the sale and purchase agreement at the extraordinary general meeting;

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  the Special Committee having unanimously recommended that the Board approve the asset sale and other transactions contemplated by the sale and purchase agreement;

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  the Special Committee and Board having received Deutsche Bank's Opinion (for the use and benefit of the Special Committee and the Board) that the cash purchase price to be paid in the asset sale is fair, from a financial point of view, to the shareholders of SBS; and

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  the understanding of the Board that the terms and conditions of the sale and purchase agreement were the result of arm's-length negotiations between the Special Committee and PKS Media.

        The Board did not consider it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, nor did it evaluate whether these factors were of equal importance. In addition, each member of the Board may have given different weight to the various factors. The determination of the Board was made after consideration of all of the factors together.

Structure of the Transaction

        In its negotiations with Permira prior to the involvement of KKR, SBS considered different acquisition structures. After considering a tender offer, merger and other approaches, SBS concluded that structuring the transaction as an asset sale permitted delivery of higher values to SBS shareholders as compared to other approaches. The change from a tender offer, on which the Permira Funds' initial offer was based, to an asset sale structure allowed the Permira Funds to increase their offer price to SBS. Among other things, the asset sale structure enhances an acquiror's ability to finance the transaction as compared to a tender offer, permits the termination of SBS's reporting obligations under U.S. securities laws as part of the liquidation process, and provides for equal treatment of shareholders, all of whom will receive the same liquidation distribution per share. The higher leverage that could be obtained in an asset sale supported the higher price the Permira Funds were able to offer.

        You should read "The Transaction" for more information on the asset sale and liquidation.

Funding for the Transaction

        The cash purchase price of €1,690,745,332 will be paid at closing of the asset sale. PKS Media will finance the acquisition, including payment of the cash purchase price, costs and expenses payable by PKS Media and any of its subsidiaries in connection with the transaction and refinancing of certain existing debt of SBS and its subsidiaries, with a mixture of bank debt and equity financing. PKS Media's obligation to complete the transaction is not subject to any financing condition.

  Debt Financing

        PKS Media has entered into an interim financing agreement, dated August 21, 2005 (referred to in this Circular as the "interim financing agreement"), with Barclays Bank PLC, Lehman Commercial Paper Inc.—UK Branch and The Royal Bank of Scotland, Frankfurt Branch, in their capacities as lenders (referred to in this Circular as the "PKS Media banks"), in respect of the interim debt financing for the proposed transaction. The interim financing agreement is subject to a limited number of conditions, including, but not limited to: provision of security to the PKS Media banks over the shares and assets of the newly established subsidiaries of PKS Media (on terms and conditions to be agreed); conditions to closing under the sale and purchase agreement being satisfied (or, with the consent of the PKS Media banks, waived); assignment of rights under the sale and purchase agreement in favor of the PKS Media banks (on terms and conditions to be agreed); provision of certain corporate authorizations, governing documents and reports by PKS Media and the newly established subsidiaries of PKS Media; and the subscription by the Permira Funds and the KKR Funds of subordinated loan notes, preferred equity certificates and/or equity to be issued by a newly established subsidiary of PKS Media in an amount equal to at least 30% of the aggregate funded debt and equity financing on the date of the closing of the asset sale.

        Prior to the closing of the asset sale, the interim financing agreement may be replaced with committed permanent bank facilities (referred to in this Circular as the "permanent bank facilities") which would be provided under the terms of permanent financing agreements that in all material respects are expected to reflect the outline terms and conditions set out in a commitment letter and the term sheet attached thereto executed by PKS Media and the PKS Media banks on August 21, 2005. The permanent bank facilities are subject to documentary and other conditions precedent similar to those for the interim financing agreement, and additional conditions, including, but not limited to, the following: a lack of certain events of default having occurred; agreement on the syndication and hedging strategy with respect to the permanent bank facilities; provision of a shareholders' agreement in respect of PKS Media; delivery of legal opinions; and execution of an intercreditor agreement between various creditor groups of the subsidiaries of PKS Media.

        SBS and PKS Media have agreed in the sale and purchase agreement that PKS Media will not replace the interim financing agreement with the permanent bank facilities until it has provided SBS with notice from the PKS Media banks reasonably satisfactory to SBS that all conditions precedent to funding under the permanent bank facilities have been satisfied or waived (other than conditions precedent that are also conditions precedent to the interim loan agreement, conditions precedent relating to corporate authorizations, governing documents and officers certificates, the absence of a "certain funds" event of default specified in the term sheet as being a condition to initial funding, evidence that certain fees to the PKS financing banks will be paid at the closing of the asset sale and the execution of other customary closing documents (so long as any such documents that have not been executed are in a final form agreed by the PKS Media banks, subject only to such changes as would not materially adversely affect the PKS Media banks' interests)). You should read "The Transaction—Sale and Purchase Agreement—Interim Financing and Equity Commitments" for more information.

  Equity Financing

        PKS Media has entered into separate equity commitment letters with the Permira Funds and the KKR Funds, which are subject to limited conditions. The sale and purchase agreement contains restrictions on PKS Media's ability to amend the equity commitment letters and other terms. The Permira Funds and the KKR Funds are entitled under the terms of their equity commitment letters and the sale and purchase agreement to syndicate a portion of their equity commitments to PKS Media to other investors, subject to SBS's consent (not to be unreasonably withheld or delayed). These investors could include private equity firms, industry participants, or other persons. As a result, additional equity participants could become investors in PKS Media prior to closing. You should read "The Transaction—Sale and Purchase Agreement—Interim Financing and Equity Commitments" for more information.

Regulatory Matters

        SBS believes that no material regulatory approvals, filings or notices are required in connection with the transaction other than (i) a decision required to be adopted by the European Commission declaring the asset sale compatible with the common market (or such compatibility being deemed to exist) or, in the event that the European Commission refers the review of all or part of the asset sale to a competition authority of a member state of the European Union, such competition authority granting approval of the asset sale or part of the asset sale that was so referred, (ii) the receipt of confirmation from the Competition Commission (Wettbewerbskommission) in Switzerland that the asset sale may proceed, (iii) the receipt of confirmation from the Romanian Competition Council (Consiliul Concurentei din Romania) in the Republic of Romania that the asset sale may proceed, (iv) sending certain notices or requests for approval to governmental authorities required by the terms of SBS's broadcasting licenses, which notices or requests have been or will be sent (and in the case of approvals obtained) by SBS before or PKS Media after the transaction, as appropriate, (v) as part of the liquidation, filings required in connection with the delisting of shares from the Nasdaq National Market and Euronext Amsterdam, and (vi) in connection with terminating the registration of its shares under the U.S. Exchange Act as part of the liquidation, filing a Form 15 with the Commission (and the Commission's approval thereof). Of the regulatory matters discussed above, only items (i), (ii) and (iii) are closing conditions to the asset sale.

No Appraisal Rights

        Under Luxembourg law, SBS's shareholders do not have any appraisal or similar rights in connection with the transaction or any other transaction contemplated by the sale and purchase agreement.

Tax Consequences of the Proposed Transaction to SBS Shareholders

  Material Luxembourg Tax Consequences

        The following is a description of the material Luxembourg tax considerations generally applicable to a holder of SBS shares of the liquidation distribution to be made on the SBS shares. It does not purport to be a complete analysis of all tax considerations that may be relevant for a particular holder of SBS shares and may not include tax considerations that arise from rules of general application or that are generally assumed to be known to the holders of SBS shares.

        This summary is for general information purposes only. It is not intended to be, nor should it be construed to be, legal or tax advice. Each holder of SBS shares is strongly urged to consult his/her professional tax adviser as to the effects of the transaction described in this Circular on his/her particular fiscal situation.

        This summary does not pertain to any laws other than the tax laws of the Grand-Duchy of Luxembourg in force and in effect as at the date of this Circular and is subject to any change in law that may take effect after such date. Terms and expressions as used in this summary have the meaning attributed to them under Luxembourg domestic tax law. Please be aware that the residence concept used below applies for Luxembourg income tax assessment purposes only. Any reference in the present section to a tax, duty, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax law and/or concepts only. Also, please note that a reference to Luxembourg income tax encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds de chômage), as well as personal income tax (impôt sur le revenu) generally. Corporate income taxes, municipal business tax as well as the solidarity surcharge invariably apply to most corporate taxpayers resident of Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and the solidarity surcharge. Under certain circumstances, where an individual taxpayer acts in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

  Withholding tax

        Allocations paid to holders of SBS shares upon the liquidation of SBS are not subject to any withholding tax in Luxembourg.

  Income Tax

  Luxembourg Non-Resident Holders of SBS Shares

Liquidation proceeds received on the SBS shares by a Luxembourg non-resident holder of SBS shares, who has neither a permanent establishment nor a permanent representative situated in Luxembourg, are not subject to Luxembourg income tax, provided that:

  (i)
  the holder of the SBS shares does not hold a substantial participation in SBS. A participation is deemed to be substantial where the person holds, either alone or, for an individual, together with his spouse and/or minor children, directly or indirectly at any time within the 5 years preceding the liquidation, more than 10% of the share capital of SBS. The holding of a participation through a company of which the person holds the majority of voting rights is considered as an indirect participation. Further, a participation is deemed to be substantial if the person had acquired the said participation free of charge within 5 years preceding the transfer and that the previous owner, or owners in case of successive transfers free of charge within the same 5 year period, was (were) deemed to hold a substantial participation; or

  (ii)
  the liquidation distribution of SBS is not made available to the holder of SBS shares within the six months following the acquisition of the SBS shares.

        If the holder of the SBS shares holds a substantial participation (as defined above) in SBS and the liquidation distribution of SBS is made available to the holder of SBS shares within the six months following the acquisition of the SBS shares, the liquidation proceeds are considered as Luxembourg-source income and taxable in Luxembourg at ordinary income tax rates. The taxation right of Luxembourg is however eliminated under most double tax treaties.

        Liquidation proceeds received on the SBS shares by a Luxembourg non-resident holder of SBS shares, who has a permanent establishment or a permanent representative situated in Luxembourg to which the SBS shares are attributable, are as a rule considered as Luxembourg-source income and thus taxable as business profits (bénéfices commerciaux) at ordinary income tax rates (subject to the provisions of applicable double tax treaties). As an exception, liquidation proceeds received on the SBS shares by a Luxembourg permanent establishment of a corporation (société de capitaux) resident in a State with which Luxembourg has concluded a double tax treaty or of a company covered by the parent-subsidiary directive 90/435/EEC, may be exempt from income tax, provided that, at the time the liquidation distribution is made available, said permanent establishment has held or commits itself to hold during an uninterrupted period of at least 12 months a direct participation in SBS of at least 10% or of an acquisition price of at least €1.2 million.

  Luxembourg Resident Holders of SBS Shares

  General

        A Luxembourg resident may be:

  •
  an individual who either (i) has his fiscal domicile (domicile fiscal) or his habitual residence (séjour habituel) situated in Luxembourg or (ii) is deemed to be a Luxembourg resident by virtue of a double tax treaty concluded by Luxembourg; or

  •
  a corporation (société de capitaux), which has either (i) its registered office or (ii) its principal place of business in Luxembourg.

  Luxembourg Resident Individuals

        Liquidation proceeds received on the SBS shares by a Luxembourg resident individual holder of SBS shares acting in the course of the management of his private wealth are not subject to income tax provided that:

  (i)
  the liquidation distribution of SBS is not made available to the holder of SBS shares within the six months following the acquisition of the SBS shares. Should the liquidation distribution of SBS be made available within the six months following the acquisition of the SBS shares, the liquidation proceeds qualify as speculative gains (plus-values de spéculation) and are fully taxable as miscellaneous income at ordinary income tax rates, unless the total amount of such speculative gains realized within the same tax year amount to less than €500; and

  (ii)
  the individual holder of the SBS shares does not hold a substantial participation (as defined above) in SBS.

Liquidation proceeds received on the SBS shares by an individual holder of SBS shares acting in the course of the management of a professional or business undertaking are taxable as business profits at ordinary income tax rates.

  Luxembourg Corporations

        Liquidation proceeds received on the SBS shares by a Luxembourg resident corporation (société de capitaux) are as a rule considered as business profits and thus are as a rule subject to corporate income tax, municipal business tax and to the solidarity surcharge at ordinary tax rates.

        Liquidation proceeds received on the SBS shares by a Luxembourg resident corporation may be exempt from income tax, municipal business tax and the solidarity surcharge provided that said corporation either (i) has held or commits itself to hold during an uninterrupted period of at least 12 months a direct participation in SBS of at least 10% or of an acquisition price of €1.2 million or (ii) is an investment company in risk capital (société d'investissement en capital à risque) subject to the law of June 15, 2004.

  Luxembourg Exempt Entities

        Holders of SBS shares who are (i) holding companies subject to the law of July 31, 1929 or (ii) undertakings for collective investment subject to the law of March 30, 1988 and/or the law of December 20, 2002 are exempt from income and wealth taxes in Luxembourg, and liquidation proceeds received on the SBS shares by them are thus not subject to taxation in Luxembourg.

  Other Taxes

        There is no Luxembourg ad valorem registration tax, stamp duty or any other similar tax or duty payable in Luxembourg by the holders of SBS shares as a consequence of the liquidation.

        There is no Luxembourg value added tax payable in respect of payments of the liquidation proceeds on the SBS shares.

  Material U.S. Federal Income Tax Consequences

        The following is a description of the material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of shares who hold such shares as capital assets and who dispose of such shares pursuant to the liquidation of SBS. This description is for general information only and does not purport to be a complete analysis of all potential tax considerations that may be relevant to such holders. This description does not address the tax considerations applicable to holders that may be subject to special tax rules, such as insurance companies, tax-exempt organizations, financial institutions, brokers and dealers or traders in securities or currencies, former U.S. citizens and long-term residents, banks, real estate investment trusts, regulated investment companies, grantor trusts, persons subject to the alternative minimum tax, persons that own, or are deemed to own, 10% or more (by voting power or value) of SBS's outstanding shares, persons holding shares as part of a "straddle," "hedge" or "conversion transaction" for U.S. federal income tax purposes, SBS or its subsidiaries' directors, officers and employees, and persons that have a functional currency for U.S. federal income tax purposes other than the U.S. dollar.

        This description also does not address U.S. federal estate and gift tax consequences or the tax consequences under the laws of any state, locality or non-U.S. jurisdiction. In addition, this description assumes that SBS is not, and has not been in the past, a passive foreign investment company for U.S. federal income tax purposes. For more information see "—Passive Foreign Investment Company Considerations" below. U.S. Holders are urged to consult their own tax advisors regarding their specific tax consequences if SBS is or was a passive foreign investment company. This description is based on the U.S. Internal Revenue Code of 1986, as amended, referred to in this Circular as the "Code", existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and court decisions, in each case, in effect and available as of the date of this Circular. All of the foregoing are subject to change, and any such change could be retroactive and could affect the continuing validity of this description. These income tax laws and regulations are also subject to various interpretations, and the U.S. Internal Revenue Service or the United States courts could later disagree with the explanations or conclusions set out below.

        United States Internal Revenue Service Circular 230 Notice:    To ensure compliance with Internal Revenue Service Circular 230, holders are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this proxy circular or any document referred to herein is not intended or written to be used, and cannot be used by holders for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) holders should seek advice based on their particular circumstances from an independent tax advisor.

        As used in this description, "U.S. Holder" means a beneficial owner of shares who, for U.S. federal income tax purposes, is:

  •
  a citizen or resident of the United States;

  •
  a corporation created or organized in or under the laws of the United States or any political subdivision thereof (including the District of Columbia);

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if: (a) such trust validly has elected to be treated as a United States person for U.S. federal income tax purposes or (b) (i) a United States court is able to exercise primary supervision over the administration of the trust and (ii) one or more United States persons have the authority to control all substantial decisions of the trust.

        If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisor as to its tax consequences.

  Liquidation

        The distribution to you of proceeds from the asset sale will, for U.S. federal income tax purposes, qualify as a liquidation distribution and be treated as proceeds from a sale or exchange of your shares. Subject to the discussion below under "—Passive Foreign Investment Company Considerations," your receipt of such liquidation distribution will give rise to capital gain or loss equal to the difference between the amount of the liquidation proceeds that you receive and the tax basis of your shares. Your tax basis in your shares will depend upon various factors, including your cost and the amount and nature of any distributions received with respect thereto. Any loss will generally be recognized only when the final liquidation distribution from SBS has been received. Capital gain of a noncorporate U.S. Holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. Any gain or loss recognized by you generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

  Passive Foreign Investment Company Considerations

        SBS believes that its shares should not be treated as stock of a passive foreign investment company, or PFIC, for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

        In general, if you are a U.S. holder, SBS will be a PFIC with respect to you if for any taxable year in which you hold shares:

  •
  at least 75% of SBS's gross income for the taxable year is passive income or

  •
  at least 50% of the value, determined on the basis of a quarterly average, of SBS's assets is attributable to assets that produce or are held for the production of passive income.

        Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

        If SBS is treated as a PFIC for 2005, you will be subject to special rules with respect to the liquidation distribution. In particular, the gain you realize will be ordinary income and a "deferred tax amount" may apply to any gain that is ratably allocated to prior years in which you held shares.

The discussion of Luxembourg and United States federal tax consequences set forth above is for general information only and does not purport to be a complete analysis of all potential tax effects that may apply to a holder. Each holder is strongly urged to consult its tax advisor to determine the tax consequences to it of the transactions described in this document.

Accounting Treatment

        Upon approval by SBS's shareholders as described in this Circular, SBS will recognize, upon closing of the asset sale, a financial reporting gain equal to the net proceeds from the asset sale (i.e., the sum of the purchase price received less the expenses relating to the asset sale) less the net book value of the transferred assets and liabilities. The sales proceeds and other amounts will be treated as being distributed to the shareholders as repayment of share capital and share premium.

Fees and Expenses

        PKS Media and SBS have each agreed to pay their own fees, costs and expenses in connection with the sale and purchase agreement, any ancillary agreements, the asset sale and any other transactions contemplated by the sale and purchase agreement or any ancillary agreements incurred prior to the closing of the asset sale (or if the asset sale does not close) (including hedge gains or losses, which are for the account of SBS), unless the transaction is not approved by SBS's shareholders, in which case SBS will pay up to €5 million of PKS Media's reasonable and documented out-of-pocket costs and expenses. Notwithstanding such agreement, on and after the closing of the asset sale, PKS Media has agreed to pay or cause to be paid to or on behalf of SBS, SBS's documented fees, costs and other expenses incurred in connection with the asset sale up to an amount equal to (i) €18.5 million, less (ii) the amount of any such fees, costs and other expenses paid by SBS from July 1, 2005 to the date that is five business days prior to the closing of the asset sale. No expenses are to be paid for by SBS during the period from the date that is five business days prior to the closing of the asset sale until such closing. See "The Transaction—The Sale and Purchase Agreement—Fees and Expenses." SBS will retain liability for acquisition expenses that exceed the €18.5 million amount as "excluded liabilities".

Interests of Certain Persons in the Transaction

  Members of the Board and Executive Officers

        Harry Evans Sloan, the executive chairman of SBS is the beneficial owner of 1,069,366 shares and holds 3,037,391 options to acquire shares. Markus Tellenbach, the chief executive officer of SBS, is the beneficial owner of 30,000 shares and holds 900,000 options to acquire shares. The shares and options to acquire shares held by Messrs. Sloan and Tellenbach represent approximately 10.2% and 2.3% of the fully diluted outstanding shares, respectively. None of the other members of the Board and or executive officers of SBS beneficially owns or has exercisable rights to acquire more than 1% of shares. Pursuant to the sale and purchase agreement, the shares held by the SBS officers and the members of the Board will be treated in the same manner as the shares held by SBS employees generally.

  Stock Options

        Certain officers of SBS and certain members of the Board, including the members of the Special Committee, like a number of SBS employees, hold options to purchase shares. Pursuant to the sale and purchase agreement, the SBS options held by the SBS officers and the members of the Board will be treated in the same manner as the options held by SBS employees generally. Pursuant to the sale and purchase agreement, all outstanding options to acquire shares will be cancelled at the date of closing in consideration of the payment of an amount in euro equal to the difference between (i) the per share liquidation distribution amount (expected to be approximately €46) and (ii) the euro exercise price for such SBS option (or if the exercise price is denominated in a currency other than euro, the amount in euro equal to the exercise price multiplied by the noon euro buying rate for the date two business days prior to the date of closing of the asset sale). In respect of shares and options held, Mr. Sloan, Mr. Tellenbach and other members of management will receive the same liquidation distribution and be entitled to the same payments in respect of their options as other shareholders and option holders, respectively. See "The Transaction—The Sale and Purchase Agreement—Stock Options".

  Voting Agreements

        UnitedGlobalCom Europe B.V. (an indirectly wholly owned subsidiary of Liberty Global), Harry Evans Sloan, Ferdinand Kayser, Benjamin H. Lorenz, Edward McKinley, James McNamara, Shane O'Neill, Markus Tellenbach, Juergen von Schwerin and Erik Moe have entered into voting agreements with PKS Media and agreed to vote all of the shares owned by them, or cause such shares to be voted, for the approval of the asset sale and the other transactions contemplated by the sale and purchase agreement and other matters relating thereto presented for approval of SBS shareholders at the extraordinary general meeting. Each of the persons that have entered into a voting agreement with PKS Media is in this Circular referred to as a "voting agreement signatory". The voting agreement signatories own in the aggregate approximately 7,196,866 shares, representing approximately 21.8% of the voting power of all shares as of the record date for the extraordinary general meeting. See "The Transaction—Voting Agreements."

  Employment Agreements

        Employment agreements maintained between SBS's subsidiaries and their employees generally will continue in effect in accordance with their terms following the closing. In connection with the transaction, Messrs. Sloan and Tellenbach have waived their rights to terminate their employment agreements as a result of the change in control of SBS. Mr. Sloan's employment agreement will be assumed by PKS Media under its current terms, although Mr. Sloan will not act as executive chairman of PKS Media or participate in the management equity participation plan described below. Mr. Sloan is not receiving any other compensation from PKS Media or its affiliates relating to the transaction.

  Management Equity Participation

        Mr. Tellenbach and certain of the senior members of management have agreed to a term sheet for management equity participation in PKS Media, which will be implemented immediately after the closing of the asset sale. The term sheet provides for management participation in the common equity of PKS Media through a common investment vehicle. The management equity participation will vest according to a schedule over a five-year period, and is subject to a number of terms and conditions. The term sheet also contemplates that Mr. Tellenbach, Mr. Schwerin and potentially other members of management will co-invest a portion of the net proceeds they will receive in the transaction in PKS Media. Assuming full vesting of the management equity participation and assuming management invests the maximum amount contemplated by the co-investment scheme, management's equity participation (whether funded as equity contributions, shareholder loans or otherwise) is expected to be less than 3% of the aggregate equity in PKS Media.

  Indemnification

        Pursuant to its articles of association, SBS is obligated to indemnify every director or officer of SBS to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by such director or officer in connection with any actual or threatened claim, action, suit or proceeding in which such director or officer becomes involved, as a party or otherwise, by virtue of such director's or officer's being or having been such director or officer, and against amounts paid or incurred by such director or officer in the settlement thereof, subject to certain exceptions. SBS has entered into indemnity agreements with its directors and certain officers providing for similar terms. PKS Media will assume these indemnity obligations at closing of the asset sale. These indemnification obligations contain customary limitations, including as to willful malfeasance, bad faith and gross negligence.

        PKS Media and SBS have also arranged for customary directors' and officers' insurance for current directors and officers of SBS, the premium for which will become payable at closing.

  Special Committee Compensation

        In recognition of the additional responsibilities assumed by members and chairman of the Special Committee, the Board will recommend at the extraordinary general meeting the approval of a payment to each member of the Special Committee (other than Shane O'Neill) in the amount of $75,000, and an additional payment to the chairman of the Special Committee in the amount of $25,000, for services through December 31, 2005. SBS also will reimburse the members of the Special Committee for any reasonable out-of-pocket expenses incurred by them in connection with their service as members of the Special Committee.

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Place; Date; and Time of the Extraordinary General Meeting of Shareholders

        The extraordinary general meeting of shareholders of SBS will be held at the offices of SBS at 8-10, rue Mathias Hardt, L-1717 Luxembourg, on October 3, 2005, at 10:00 a.m., local time.

Matters to be Considered

        At the extraordinary general meeting, SBS shareholders will be asked to consider the transaction and certain related matters as described in the proposed resolutions attached as Appendix A to this Circular. In particular, the following subject matters, which are included in the agenda set forth in the "Notice of Extraordinary General Meeting of Shareholders" included as part of this Circular, will be submitted for resolution to the extraordinary general meeting:

  •
  approving the asset sale and other transactions contemplated by the sale and purchase agreement;

  •
  ratifying all actions taken by members of the Board and its Special Committee and all persons authorized by the Board in connection with entering into the sale and purchase agreement;

  •
  subject to the condition precedent that the closing of the asset sale occurs, authorizing and approving the dissolution and liquidation of SBS immediately following closing of the asset sale in accordance with the sale and purchase agreement, including the making of the liquidation distribution of the asset sale proceeds and certain other amounts as set out in the sale and purchase agreement;

  •
  subject to the condition precedent that the closing of the asset sale occurs, appointment of Christian Billon and Paul Mousel to act through a Luxembourg private limited liability company (société à responsabilité limitée) as liquidators (liquidateurs) of SBS and approve the remuneration of the liquidators at an hourly rate of €400 (excluding VAT);

  •
  amending the articles of incorporation of SBS in order to change the name of the company following the closing of the asset sale in accordance with the sale and purchase agreement;

  •
  approving a payment of $75,000 to each member of the Special Committee of the Board of (other than Shane O'Neill), and an additional payment of $25,000 to the chairman of the Special Committee, in recognition of the additional responsibilities assumed by the members and chairman of the Special Committee in connection with the transactions contemplated by the sale and purchase agreement, together with the reimbursement of reasonable out-of-pocket expenses incurred by the members of the Special Committee in connection with their services as members of the Special Committee; and

  •
  any other matter properly brought before the meeting of the shareholders, including procedural matters relating to the conduct of the meeting.

        Approval of the foregoing resolutions is a condition to the closing of the asset sale.

        SBS shareholders may be asked to act on any other matters that are properly brought before the extraordinary general meeting, although SBS does not anticipate that any other matters will be raised. All items set out in the resolutions to be considered at the extraordinary general meeting were proposed by the Board and approved by the Special Committee. Even if the resolutions submitted to the extraordinary general meeting are approved, none of the actions contemplated by these resolutions in connection with the dissolution and liquidation of SBS and the making of the liquidation distributions will be taken until and unless the asset sale is completed.

Record Date and Shareholders Entitled to Vote

        The Board has determined that SBS shareholders of record at the close of business on August 24, 2005, will be entitled to vote at the extraordinary general meeting and at any adjournments or postponements thereof.

        Each shareholder of record is entitled to one vote for each share held on all matters to come before the extraordinary general meeting and at any adjournments or postponements thereof.

        At the close of business on August 24, 2005, there were 32,997,640 shares issued and outstanding.

Quorum and Vote Required

        In order for a quorum to be present, at least 50% of the shares must be present or represented at the extraordinary general meeting. If such quorum is not present or represented at the extraordinary general meeting, the meeting will be adjourned and, as soon as practicable, the extraordinary general meeting will be reconvened with no quorum requirement. The record date for the reconvened meeting will remain August 24, 2005, the purposes of the extraordinary general meeting included in the "Notice of Extraordinary General Meeting of Shareholders" included as part of this Circular shall continue to be the purposes of such reconvened meeting, any executed proxy not revoked or superseded shall continue to be valid and no additional or supplemented Circular will be provided in connection with the reconvened meeting.

        In order to approve the transaction, Luxembourg law requires that holders of two-thirds of the shares present or represented at the extraordinary general meeting must vote for the transaction and the related resolutions, other than the resolution seeking approval of the payment to each member of the Special Committee (other than Shane O'Neill) in recognition of the additional responsibilities assumed by the members of the Special Committee, which, under Luxembourg law, requires an affirmative vote of a majority of the shares present or represented and voting at the extraordinary general meeting.

Voting

        All shares represented by each properly executed unrevoked proxy received in time for the extraordinary general meeting will be voted in the manner specified therein. An executed proxy may be revoked at any time before its exercise by filing with the Secretary of SBS, at SBS's registered office, a written notice of revocation or a duly executed proxy bearing a later date. The execution of the enclosed proxy will not affect a shareholder's right to vote in person at the extraordinary general meeting should such shareholder desire to vote in person. Any proxy must be received no later than September 28, 2005, which is five days before the extraordinary general meeting.

        Votes cast by proxy or in person at the extraordinary general meeting will be counted by the persons appointed to act as election inspectors for the meeting. The election inspectors will treat shares referred to as "broker non-votes" (i.e., shares held by a broker or nominee as to which the broker or nominee has not received instructions from the beneficial owner or person entitled to vote and which the broker or nominee does not have authority to vote on a particular matter) as shares that are present and entitled to vote for purposes of determining the presence of a quorum. However, for purposes of determining the outcome of any proposal as to which the broker or nominee has physically indicated on the proxy that it does not have authority to vote, or as to which the broker or nominee is prohibited from voting by applicable laws or regulations, those shares will not be entitled to vote with respect to that matter (even though those shares are considered entitled to vote for quorum purposes and may be entitled to vote on other matters).

        The expense of soliciting proxies will be borne by SBS. Proxies will be solicited principally through the use of the mail, but directors, officers and regular employees of SBS may solicit proxies personally or by telephone or special letter without additional compensation. SBS also will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for any reasonable expenses in forwarding proxy materials to beneficial owners.

        If you have questions or need assistance in completing or submitting the proxy materials you should contact SBS Investor Relations at +31-20-519-1941, or the soliciting agent, Georgeson Shareholder, at the following telephone numbers:

Georgeson Shareholder
Toll free in the United States: +1-866-328-5441
Banks and Brokers: +1-212-440-9800
Callers in Europe: 00-800-5555-6666

Registration

        Registration will take place at SBS's offices in Luxembourg on October 3, 2005 between 9:00 a.m. and 10:00 a.m. (local time). Once the extraordinary general meeting has started, registration will no longer be possible. Those entitled to attend the extraordinary general meeting will be required to present proof of identification when registering. Those who have been authorized to attend the extraordinary general meeting by a proxy or power of attorney must submit the original of such proxy or power of attorney when registering.

        Any shareholder whose name appears in the register of registered shareholders of SBS on the record date may attend in person and vote at the extraordinary general meeting. Such shareholder shall appear at the meeting with his or her original notice of the extraordinary general meeting, his or her share certificate(s) and proof of identification.

Shares Owned and Voted by PKS Media

        At the close of business on August 24, 2005, neither PKS Media nor its affiliates owned any shares of SBS.

Shares Owned and Voted by Certain Persons

        At the close of business on August 24, 2005 (i.e., the record date for the extraordinary general meeting), the voting agreement signatories beneficially owned, in the aggregate, 7,196,866 shares, which represented, in the aggregate, approximately 21.8% of the shares outstanding as of the record date for the extraordinary general meeting. Each voting agreement signatory has agreed to vote all such shares in favor of approval of the resolutions to be considered at the extraordinary general meeting.

THE TRANSACTION

Overview

        SBS has entered into the sale and purchase agreement pursuant to which SBS will sell to PKS Media all of SBS's assets, other than certain excluded assets. The excluded assets include the cash consideration to be received by SBS from PKS Media pursuant to the sale and purchase agreement and certain other cash amounts. In exchange, PKS Media will (i) pay SBS €1,690,745,332 and (ii) assume all of SBS's liabilities other than certain excluded liabilities. The cash price to be paid by PKS Media is referred to in this Circular as the "cash purchase price".

        The closing of the asset sale is subject to several conditions, including:

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  the approval, by the requisite number of votes cast, at the extraordinary general meeting of SBS shareholders of the resolutions required to effect the transaction (see "The Extraordinary General Meeting of Shareholders—Quorum and Vote Required");

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  the European Commission adopting a decision declaring the asset sale compatible with the common market (or such compatibility being deemed to exist) or, in the event that the European Commission refers the review of all or part of the asset sale to a competition authority of a member state of the European Union, such competition authority granting approval of the asset sale or part of the asset sale that was so referred;

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  the receipt of confirmation from the Competition Commission (Wettbewerbskommission) in Switzerland that the asset sale may proceed;

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  the receipt of confirmation from the Romanian Competition Council (Consiliul Concurentei din Romania) in the Republic of Romania that the asset sale may proceed;

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  no applicable law having been enacted and no legal restraint, judgment or prohibition being imposed by a governmental entity after the date of the sale and purchase agreement preventing the consummation of the asset sale; and

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  the absence of any material breach by a party of its representations, warranties, agreements or covenants set forth in the sale and purchase agreement.

        In order to distribute the cash purchase price and certain other amounts to shareholders after the closing of the asset sale, SBS will appoint liquidators and commence liquidation of the company immediately after closing of the asset sale. Under the sale and purchase agreement, it is SBS's responsibility to make the liquidation distribution to shareholders, and not the responsibility of PKS Media, although PKS Media has agreed to pay the costs and expenses of SBS relating to the liquidation.

        As promptly as practicable after the closing of the asset sale, the liquidator intends to make one or more liquidation distributions to SBS shareholders. It is the intent of SBS that the liquidators make a single liquidation distribution and SBS expects this distribution will be made in November 2005 (although no assurances can be made as to the exact date of any such liquidation distribution). SBS will make an announcement regarding the record date for the liquidation distribution as promptly as practicable once the date for the closing of the asset sale has been set. SBS currently expects that the liquidation distribution will be approximately €46 per share before any applicable withholding tax, although no assurances can be given as to the exact amount thereof. SBS intends to offer each shareholder an option to elect to receive the U.S. dollar equivalent in cash of the euro amount such shareholder is entitled to receive in the liquidation distribution. This euro amount will be converted into U.S. dollars at the rate obtained by SBS at the time of conversion (net of expenses of the conversion of euros into U.S. dollars).

        Holders of options (vested or unvested) to acquire shares that are outstanding at the closing of the asset sale will be entitled to receive a payment in consideration of the cancellation of their options equal to the difference between the expected per share liquidation distribution and the euro equivalent of the applicable exercise price for their options. Any such payment will be made on the same date that the liquidation distribution is paid to shareholders.

The Sale and Purchase Agreement

The following is a summary of the material terms of the sale and purchase agreement, and is qualified in its entirety by reference to the complete text of the sale and purchase agreement, which is attached as Appendix B to this Circular and is incorporated by reference into this Circular. Because the sale and purchase agreement is the primary legal document that governs the transaction, you should read carefully the complete text of the sale and purchase agreement for its precise legal terms and other information that may be important to you.

  The Asset Sale

        SBS and PKS Media have entered into a sale and purchase agreement as of August 21, 2005, which was amended and restated as of August 25, 2005, and is attached as Appendix B to this Circular. The sale and purchase agreement (as so amended and restated) is referred to in this Circular as the "sale and purchase agreement". The sale and purchase agreement provides for the sale by SBS to PKS Media of all of SBS's assets, including all of the shares of SBS's subsidiaries, other than the following excluded assets:

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  the sale and purchase agreement and certain other agreements executed in connection with the sale and purchase agreement (and all rights of SBS thereunder), including any amendments or supplements relating thereto;

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  the cash purchase price (and any interest accrued thereon);

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  the options exercise proceeds;

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  SBS's rights under certain hedging contracts with one or more financial institutions in respect of changes in the euro equivalent of the applicable option exercise price where the exercise price is denominated in currencies other than the euro, and any amounts received or paid pursuant to such hedging contracts;

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  an amount equal to SBS's transaction expenses in an amount of (i) €18.5 million, less (ii) the amount of any acquisition expenses paid from July 1, 2005 to a date that is five business days prior to the closing of the asset sale;

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  tax refunds (or rights thereto) for any withholding taxes paid by SBS in respect of the liquidation distribution or any other liquidation distribution or any other dividend, distribution or other payment to SBS shareholders or holders of SBS options;

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  any shares held as treasury shares; and

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  SBS's organizational documents, stock ledgers, tax records, and other corporate records relating to SBS's corporate organization, as well as any other books and records required in connection with SBS's liquidation and the liquidation distribution.

        In exchange for such assets, the sale and purchase agreement provides that PKS Media will (i) pay SBS the cash purchase price of €1,690,745,332 and (ii) assume all of SBS's liabilities, other than the following excluded liabilities:

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  to make the liquidation distribution or any other declared dividends or similar distributions;

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  relating to or arising out of options to acquire shares;

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  to perform the agreements and covenants of SBS under the sale and purchase agreement and certain other agreements executed in connection with the sale and purchase agreement required to be performed after the closing of the asset sale;

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  to pay any acquisition expenses of SBS in excess of: (i) €18.5 million, less (ii) the amount of any acquisition expenses paid from July 1, 2005 to a date that is five business days prior to the closing of the asset sale;

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  to pay withholding taxes, if any, due in respect of the liquidation distribution or any other liquidation distribution or any other dividend, distribution or other payment to SBS shareholders or holders of SBS options; and

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  liabilities that (i) arise after the closing of the asset sale and relate solely to matters other than the business of SBS, (ii) are not attributable to the consummation of the transactions contemplated by the sale and purchase agreement, including SBS's liquidation and (iii) are not the result of compliance by SBS with the terms of the sale and purchase agreement.

  Closing of the Asset Sale

        The closing of the asset sale will take place on the fifth business day following the waiver or satisfaction of all of the conditions to the asset sale contained in the sale and purchase agreement, other than those conditions that by their nature are to be satisfied at the closing of the asset sale, or on such other date as agreed between SBS and PKS Media. For more information see "—Conditions to the Transaction." We intend to complete the asset sale as promptly as practicable, subject to receipt of shareholder approval and satisfaction or waiver of all the other conditions of the asset sale.

  Liquidation Distribution and Liquidation

        Subject to approval by the shareholders at the extraordinary general meeting, SBS will distribute a liquidation distribution to shareholders as promptly as practicable after the closing of the asset sale. The sale and purchase agreement provides that the liquidation distribution will be an amount equal to the sum of:

  (i)
  the cash purchase price received from PKS Media, together with any interest accrued thereon, plus

  (ii)
  any options exercise proceeds, plus

  (iii)
  any amounts received by or paid to SBS pursuant to certain hedging contracts with one or more financial institutions in respect of changes in the euro equivalent of the SBS options exercise price where the exercise price is denominated in currencies other than the euro, plus

  (iv)
  the excess, if any, of the cash amount retained by SBS to pay its acquisition expenses over the actual amount of those expenses (but only the portion of such excess amount required for the per share liquidation distribution to be equal to €46), less

  (v)
  the aggregate amount of the option cancellation amounts payable to SBS option holders. The option cancellation amount is the amount equal to the difference between (i) the per share liquidation distribution amount payable to each SBS shareholder and (ii) the euro exercise price for such SBS option or, if the exercise price is denominated in a currency other than euro, an amount in euro equal to the exercise price multiplied by the noon buying rate on the date that is two business days before the closing of the asset sale.

        SBS has agreed to take all actions reasonably required to (i) cause one or more liquidation distributions to be made to SBS shareholders (it being the intention of SBS that a single distribution be made by the liquidators of the entire amount of the liquidation distribution as promptly as practicable after the closing of the asset sale), (ii) file all necessary applications to enable SBS, as promptly as practicable following the closing of the asset sale, to delist the shares from Euronext Amsterdam and the Nasdaq National Market and to terminate the registration of the shares under the U.S. Exchange Act and to terminate SBS's reporting obligations thereunder, (iii) prepare and file all required tax returns, (iv) meet obligations in respect of SBS options and (v) otherwise take actions determined by the liquidator to be consistent with SBS's obligations under the sale and purchase agreement and reasonably necessary in connection with the dissolution, winding up and liquidation of SBS.

        PKS Media has agreed to pay or cause to be paid to or on behalf of SBS, all documented fees, costs and expenses incurred by SBS in connection with the liquidation of SBS.

  Stock Options

        Promptly following the execution of the sale and purchase agreement, SBS will open a segregated, euro-denominated account, and will pay into that account the following amounts (such amounts, together with any and all interest accrued thereon from the date such account is opened, being referred to in this Circular as the "option exercise proceeds"):

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  in respect of all SBS options that have been exercised in the period from July 1, 2005 to the date of the sale and purchase agreement, an amount equal to the sum of (i) the euro amounts received by SBS as the exercise price for such SBS options, and (ii) for options with an exercise price denominated in currencies other than euro, an amount in euro equal to the product of the amount received in such currency multiplied by the average noon buying rate for each business day from July 1, 2005 to August 21, 2005; and

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  in respect of all SBS options that are exercised between the date of the sale and purchase agreement to the date five business days prior to the date of the closing of the asset sale, (i) the euro amounts received by SBS as the exercise price for such options, and (ii) for options with an exercise price denominated in currencies other than euro, an amount in euro equal to the actual proceeds received by the SBS by converting such amounts into euro at spot rates in customary foreign exchange transactions. The exercise of SBS options will not be permitted for the five business day period prior to the closing of the asset sale (although shares may be issued in respect of SBS options exercised prior to such period until the date three business days prior to the closing of the asset sale).

        At or prior to the closing of the asset sale, SBS will cancel all SBS options outstanding at the date of such closing in consideration of the payment of an amount in euro (such account is referred to in this Circular as the "option cancellation amount") equal to the difference between (i) the per share liquidation distribution amount (expected to be approximately €46) and (ii) the euro exercise price for such SBS option (or if the exercise price is denominated in a currency other than euro, the amount in euro equal to the exercise price multiplied by the noon buying rate for the date two business days prior to the date of closing of the asset sale).

        The per share liquidation distribution amount shall be an amount (calculated by the liquidator as of the liquidation distribution date) equal to the sum of (i) the cash purchase price, together with any interest accrued thereon, plus (ii) the options exercise proceeds, plus (iii) any amounts received by or paid to SBS pursuant to certain hedging contracts with one or more financial institutions in respect of changes in the euro equivalent of the SBS options exercise price where the exercise price is denominated in currencies other than euro and retained by SBS pursuant to the sale and purchase agreement, plus (iv) the excess, if any, of the cash amount retained by SBS to pay its acquisition expenses over the actual amount of those expenses (but only the portion of such excess amount required for the per share liquidation distribution to be equal to €46), plus (v) the sum in euro of the exercise prices for all SBS options outstanding at the date of closing of the asset sale, divided by the fully diluted number of shares outstanding at the date of closing of the asset sale, calculated as if all SBS options were exercised and the corresponding shares were outstanding at such date.

        On the liquidation distribution date, SBS will pay to each holder of SBS options an amount equal to the relevant option cancellation amount multiplied by the number of SBS options held by such holder on the date of closing of the asset sale. If all the liquidation distribution is not able to be paid at the liquidation distribution date, the aggregate option cancellation amounts will be reduced pro rata with the amount of the liquidation distribution that is not so distributed, and will be paid by SBS at the earliest practicable date thereafter (on a pro rata basis to the amount being distributed on such date to SBS shareholders) with any subsequent liquidation distributions.

        SBS will, in a manner consistent with applicable law and past practice, deduct from any payments in respect of the SBS options made to an employee, all applicable withholding tax to be withheld in respect thereof by the subsidiary of SBS employing such employee, and will transfer all of such amounts to such subsidiary such that such subsidiary can fulfill all applicable tax withholding obligations regarding such compensation payments.

        Except as provided above, prior to the closing of the asset sale, SBS may not cancel, redeem, repurchase or acquire any options to acquire shares or convert any options to acquire shares into a right to receive cash from SBS (except pursuant to any "cashless" or "net" exercise feature permitted under the sale and purchase agreement or pursuant to the payment to SBS of the exercise price thereof in cash in accordance with the terms thereof). The cash purchase price is subject to reduction to the extent of (i) any cash payments by SBS between July 1, 2005 through the date of the closing of the asset sale pursuant to any cancellation, redemption, repurchase or other acquisition of any shares or options to acquire shares, together with all amounts withheld by SBS in connection therewith, (ii) the aggregate principal amount of any liabilities or other obligations incurred by SBS in connection with any such cancellation, redemption, repurchase or other acquisition, together with all interest (whether paid or unpaid) thereon and (iii) all fees, costs and other expenses of SBS in connection with any such cancellation, redemption, repurchase, or other acquisition. SBS does not expect to enter into any of the foregoing types of transactions and accordingly, does not expect that the cash purchase price will be so reduced.

        Subject to PKS Media's approval, SBS may enter into hedging contracts with one or more financial institutions in respect of changes in the euro equivalent of the SBS options exercise price where the exercise price is denominated in currencies other than euro. SBS will retain all hedge gains or losses, provided that if as a result of hedge gains from such hedging contracts the per share liquidation distribution amount is expected to exceed €46, the amount of such gains that SBS is entitled to retain will be reduced by an amount up to the cost of entering into the hedging contracts. SBS has agreed with PKS Media that SBS is entitled (at its expense) to enter into hedging arrangements with respect to potential changes in the euro equivalent of options exercise proceeds. SBS has entered into a hedging agreement with Deutsche Bank with respect to changes in the exchange rate between the dollar and euro.

  Representations and Warranties

        Each of PKS Media and SBS made representations and warranties in the sale and purchase agreement. These representations and warranties may (i) have been qualified by disclosures made to the other party, (ii) be qualified by materiality standards which may differ from what investors may view as material, and (iii) no longer continue to be true as of any given date. Therefore, you should not assume that the inclusion of representations and warranties below necessarily means that such representations and warranties are accurate with respect to a given matter.

        The sale and purchase agreement contains representations and warranties with respect to SBS and its subsidiaries relating to, among other things:

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  due organization and good standing;

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  authority to enter into, execute and perform the sale and purchase agreement and enforceability of the sale and purchase agreement;

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  capitalization of the subsidiaries;

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  ownership of the subsidiaries free of encumbrances;

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  accuracy of information contained in SBS's reports filed with the Commission and the Nasdaq National Market, including the financial statements contained in reports filed with the Commission; and

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  the absence of any brokers, finders, or investment bankers (other than Deutsche Bank).

        In addition, PKS Media made representations and warranties regarding, among other things:

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  due organization and good standing;

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  authority to enter into, execute and perform the sale and purchase agreement and enforceability of the sale and purchase agreement; and

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  entry into an interim debt financing agreement and equity commitment letters.

        Other than SBS's representation relating to brokers, finders and investment bankers, the parties' representations and warranties do not survive closing of the asset sale.

  Conduct of Business Covenant

        SBS has agreed in the sale and purchase agreement that until the closing of the asset sale, except (i) as contemplated by the terms of the sale and purchase agreement, (ii) as required by applicable laws or (iii) as required in connection with the consummation of the transactions described in the sale and purchase agreement (including matters in preparation for SBS's liquidation), it will, and will cause its subsidiaries to, operate their respective businesses in the ordinary course of business consistent with past practice and on an arm's length basis, and, to the extent consistent therewith, use its reasonable best efforts to preserve its business. In particular, SBS has agreed that, except (i) as contemplated by the terms of the sale and purchase agreement, (ii) as required by applicable laws or (iii) as required in connection with the consummation of the transactions described in the sale and purchase agreement (including matters in preparation for SBS's liquidation), without the prior written consent of PKS Media, it would not and would not permit any of its subsidiaries to take any action with regard to the following (in each case subject to certain other customary limited exceptions):

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  amendment or modification of the organizational documents of SBS or any of its subsidiaries;

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  declaration, setting aside, making or paying of any dividend or other distribution with respect to any of SBS's securities or repayment of any amount of principal or interest with respect to intercompany liabilities;

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  amendment of the terms of or acquisition of any of SBS's outstanding equity or debt securities;

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  issuance, sale, pledge, grant or disposal of or creation of any material lien in respect of any shares of capital stock of any subsidiary of SBS or any other securities convertible into or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of any subsidiary;

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  increase in the compensation or benefits payable to any director, officer or employee of, or any consultant to, SBS or any of its subsidiaries, or grant of any rights to retention, severance or termination pay to, or entering into any new (or amending any existing) employment, retention, severance or other contract with, any such person in excess of €150,000 per year individually or €1,000,000 per year in the aggregate or adoption of any new or amendment of any existing employee benefit plan;

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  entering into, adoption, extension, renewal or amendment in any material respect of any collective bargaining agreement or other similar contract;

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  incurrence, assumption or guarantee of any indebtedness for borrowed money;

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  purchase, lease or disposal of any real or personal property or other assets of SBS or any SBS subsidiary in a transaction with an economic value in excess of €500,000 individually or €5,000,000 in the aggregate;

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  entering into, modification, termination, or renewal of any lease or other material contract relating to real property in a transaction with an economic value in excess of €500,000 individually or €1,000,000 in the aggregate;

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  creation or permission to exist of any material lien;

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  any tax election or settlement or compromise of any tax liability or tax asset, in excess of €1,000,000 in any individual case;

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  any acquisition of or investment in any assets of any other entity or any interest in any other entity in excess of €3,000,000 in the aggregate;

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  any capital expenditures that exceed €1,500,000 in the aggregate;

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  any programming expenditure or new programming contracts or new commitments in relation to existing programming contracts above €1,500,000 per annum individually or €5,000,000 per annum in the aggregate;

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  entering into, termination, material amendment of any contract with a remaining economic value in excess of €5,000,000 in any individual case;

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  settlement or compromise of any claim, action, suit, litigation, proceeding, arbitration, investigation or other controversy with an aggregate value in excess of €2,500,000; and

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  authorizing or entering into any contract or making any commitment to do any of the foregoing.

  Mutual Covenants of SBS and PKS Media

        SBS and PKS Media have agreed to:

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  use reasonable best efforts to cause the closing of the asset sale to occur and take all reasonable actions necessary to comply with conditions imposed by authorities with respect to the closing of the asset sale;

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  as promptly as practicable make any required filings under applicable laws;

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  to the extent permitted by law, furnish each other information and assistance in connection with preparation of filings and furnish copies of all filings made in connection with the transaction;

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  keep each other informed of the status of any communications with relevant authorities;

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  use reasonable best efforts to obtain all regulatory consents and approvals required to consummate the transaction;

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  use reasonable best efforts to make all required notices required and to obtain all consents, waivers and approvals from other persons required to consummate the transaction;

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  cooperate to cause SBS Broadcasting B.V., in a manner consistent with applicable laws and certain shareholders agreements to which it is a party, prior to closing of the asset sale to pay one or more dividends, distributions or other similar payments to the holders of its shares of capital stock;

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  cause certain Dutch subsidiaries of SBS to comply with their obligations under certain shareholders agreements in respect of certain shareholder minority rights, including in connection with the transfer of the SBS Nederland B.V. shares from SBS to PKS Media under the sale and purchase agreement;

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  cooperate in connection with the preparation and filing of certain tax returns; and

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  from time to time execute such documents and take such actions as the other party may reasonably request to consummate the transaction.

  Extraordinary General Meeting; Recommendation

        SBS has agreed that at the earliest practicable time after the date of the sale and purchase agreement, it will convene an extraordinary general meeting of its shareholders for the purposes of considering the approval of the asset sale and other transactions contemplated by the sale and purchase agreement.

        The sale and purchase agreement requires that:

  •
  SBS, through its Special Committee and its Board, unconditionally and fully recommend, to the fullest extent possible under applicable law, approval of the asset sale and other transactions contemplated by the sale and purchase agreement by SBS shareholders at the extraordinary general meeting;

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  SBS, as promptly as practicable following the date of the sale and purchase agreement, prepare and circulate to its shareholders a notice of the extraordinary general meeting and this Circular;

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  the information provided by SBS and PKS Media for inclusion in this Circular and other extraordinary general meeting materials be accurate, at the time of filing, at the time provided to SBS shareholders and at the time of the extraordinary general meeting; and

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  this Circular complies as to form with the requirements of applicable law.

  Access to Information

        SBS has agreed to afford, and to cause its subsidiaries to afford, to PKS Media, and its lenders reasonable access during the period prior to the closing of the asset sale to the personnel, assets, records and other information of SBS and its subsidiaries, except if such access would result in the disclosure of trade secrets of third parties, violate any confidentiality obligation of SBS or conflict with SBS's conduct of its business in the ordinary course.

  Financing Cooperation

        SBS agreed to provide, and to cause SBS's subsidiaries to provide, to PKS Media, the Permira Funds and the KKR Funds reasonable and customary cooperation in connection with the arrangement of any acquisition financing facilities; provided that, among other things, (i) the terms and conditions of such financing may not require the payment of any commitment or other fees by SBS or the incurrence of any liabilities by SBS or, prior to the closing of the asset sale, any of SBS's subsidiaries, (ii) SBS shall not be required to take any action that may adversely affect its ability to effect its liquidation as promptly as practicable following the closing of the asset sale and (iii) only short-form memoranda that do not contain any confidential information of SBS would be distributed by or on behalf of PKS Media to any prospective financing institutions prior to the extraordinary general meeting. In addition, in connection with the arrangement of such transaction financing, SBS agreed, following the request of PKS Media and subject to prior written approval of SBS, to cause its subsidiaries to borrow funds under certain financing facilities relating to the transaction and to refinance intercompany indebtedness of the SBS's subsidiaries to SBS.

  Interim Financing and Equity Commitments

        The sale and purchase agreement prohibits PKS Media from modifying or terminating its interim finance agreement, or cancel any commitments to fund the cash purchase price thereunder in manner that (i) reduces the aggregate amount of the financing committed thereunder, (ii) makes the drawdown conditions thereunder more onerous on PKS Media or (iii) materially and adversely affects PKS Media's ability to receive proceeds thereunder. The sale and purchase agreement also limits PKS Media's ability to replace the interim finance agreement with acquisition facilities until certain conditions precedent have been satisfied or waived.

        In addition, PKS Media is prohibited from modifying or terminating the equity commitment letters delivered to it by the Permira Funds and the KKR Funds, or cancel any commitments thereunder in manner that (i) reduces the aggregate amount of the equity committed thereunder, (ii) makes the drawdown conditions thereunder more onerous on PKS Media or (iii) materially and adversely affects PKS Media's ability to receive proceeds thereunder. The Permira Funds and the KKR Funds are entitled under the terms of their equity commitment letters and the sale and purchase agreement to syndicate a portion of their equity commitments to PKS Media to other investors, subject to SBS's consent (not to be unreasonably withheld or delayed). These investors could include private equity firms, industry participants, or other persons. As a result, additional equity participants could become or agree to become investors in PKS Media prior to or following the closing of the asset sale.

  Confidentiality

        SBS has agreed to keep confidential for eighteen months following the closing of the asset sale all information relating to the its current business, its subsidiaries and the transaction except as required by any applicable law or in connection with the liquidation of SBS.

  No Solicitation

        SBS has agreed that neither it nor any of SBS's subsidiaries nor any of their respective officers, directors, employees, advisors, agents or representatives shall, directly or indirectly: (i) solicit, initiate, facilitate or encourage (including by furnishing any non-public information) the making by any person (other than PKS Media and its affiliates) of any proposal or offer that could constitute or lead to a proposal; (ii) enter into, participate or engage in discussions or negotiations concerning such a proposal or offer or furnish or disclose to any person any information with respect to or in furtherance of any such proposal or offer, or provide access to its properties or other information to any person with respect to or in furtherance of any such proposal or offer; (iii) grant any waiver or release under any confidentiality, standstill or similar agreement with respect to SBS, any of SBS's subsidiary or SBS's business; or (iv) execute or enter into any agreement or any non-binding arrangement with respect to any such proposal or offer, or approve, endorse or recommend or propose to approve, endorse or recommend any such proposal or offer or any agreement relating to any such proposal or offer (or resolve or authorize or propose to agree to do any of the foregoing actions).

        Notwithstanding the foregoing, pursuant to the terms of the sale and purchase agreement, SBS may, at any time prior to approval at the extraordinary general meeting by the requisite number of votes cast in favor of the asset sale and the other transactions contemplated by the sale and purchase agreement, provide information (pursuant to a confidentiality agreement) to, or engage in any negotiations or discussions with, any person who has made an unsolicited bona fide acquisition proposal, if, with respect to such actions (i) the Board and/or the Special Committee, after consultation with its outside legal counsel and independent financial advisor, determines in good faith that such actions are in the best interests of SBS shareholders and (ii) the Board and/or the Special Committee determines in good faith that such acquisition proposal is superior to the transaction contemplated by the sale and purchase agreement or is reasonably likely to result in such superior proposal. Prior to terminating the sale and purchase agreement in connection with receiving such superior proposal, SBS is required to negotiate, in good faith and on an exclusive basis, with PKS Media regarding such changes as PKS Media may propose to the terms of the sale and purchase agreement and such changes must be considered by the Board before determining that the acquisition proposal is a superior proposal.

        A superior proposal is described as an unsolicited bona fide acquisition proposal, with respect to which, the Board and/or the Special Committee, in its good faith judgment, determines that such acquisition proposal: (i) is not subject to any condition regarding the availability of financing and is otherwise reasonably likely to be consummated, taking into account, among other things, legal, regulatory and other aspects of the acquisition proposal and (ii) if consummated, would result in a transaction that is, taken as a whole, substantially more favorable from a financial point of view, to SBS and SBS shareholders than the asset sale; provided that notwithstanding the foregoing, an acquisition proposal that meets the criteria set forth in clause (i) shall be deemed a superior proposal if the per share consideration (taking into account any non-cash consideration) on a fully-diluted basis would exceed €48.30 less the per share value (calculated on a fully-diluted basis) of the amount of the liquidated damages payable by SBS to PKS Media.

  SBS's Name

        SBS agreed to amend its articles of incorporation promptly following the closing of the asset sale to change its name to a name not including or similar to "SBS" or "SBS Broadcasting" and not to use "SBS" or "SBS Broadcasting" or other names acquired by PKS Media or confusingly similar names.

  Conditions to the Transaction

        SBS's and PKS Media's obligations to consummate the asset sale are subject to the satisfaction or waiver of the following conditions:

  •
  the approval, by the requisite number of votes cast, at the extraordinary general meeting of SBS shareholders of the resolutions required to effect the transaction;

  •
  the European Commission adopting a decision declaring the asset sale compatible with the common market (or such compatibility being deemed to exist) or, in the event that the European Commission refers the review of all or part of the asset sale to a competition authority of a member state of the European Union, such competition authority granting approval of the asset sale or part of the asset sale that was so referred;

  •
  the receipt of confirmation from the Competition Commission (Wettbewerbskommission) in Switzerland that the asset sale may proceed;

  •
  the receipt of confirmation from the Romanian Competition Council (Consiliul Concurentei din Romania) in the Republic of Romania that the asset sale may proceed;

  •
  no applicable law having been enacted and no legal restraint, judgment or prohibition being imposed by a governmental entity after the date of the sale and purchase agreement preventing the consummation of the asset sale; and

  •
  the absence of any material breach by a party of its representations, warranties, agreements or covenants set forth in the sale and purchase agreement.

  Termination

        The sale and purchase agreement may be terminated and the asset sale and the other transactions contemplated by the sale and purchase agreement may be abandoned at any time prior to the closing of the asset sale by:

  •
  mutual written consent of SBS and PKS Media;

  •
  SBS or PKS Media, if the closing of the asset sale does not occur on or prior to November 30, 2005 (so long as the party seeking to terminate the sale and purchase agreement has not breached its obligations in any manner that proximately caused the failure to consummate the transaction on or before that date);

  •
  SBS or PKS Media, if the transaction fails to receive the requisite number of votes cast for approval at the extraordinary general meeting;

  •
  SBS or PKS Media, if the other party materially breaches its representations, warranties, agreements or covenants set forth in the sale and purchase agreement;

  •
  PKS Media, if SBS breaches any of its covenants regarding "no solicitation" (see "—No Solicitation") (other than an immaterial breach that does not prejudice PKS Media in any way), or if SBS, through its Board, fails for any reason to unconditionally and fully recommend approval of the asset sale and the other transactions contemplated by the sale and purchase agreement by SBS shareholders at the extraordinary general meeting; and

  •
  by SBS, upon acceptance of a superior proposal (see "—No Solicitation") subject to compliance by SBS with its covenants regarding "no solicitation" (see "—No Solicitation") (other than an immaterial breach that does not prejudice PKS Media in any way), and subject to payment by SBS to PKS Media of liquidated damages (see "—Liquidated Damages").

  Liquidated Damages

  SBS Liquidated Damages

        In the event that approval of the asset sale and the other transactions contemplated by the sale and purchase agreement fails to receive the requisite number of votes cast at the extraordinary general meeting, whether or not SBS or PKS Media elects to terminate the sale and purchase agreement, SBS agreed to reimburse PKS Media (or, at PKS Media' request, the Permira Funds and the KKR Funds or their respective affiliates) reasonable and documented out-of-pocket costs and expenses, not to exceed €5,000,000.

        SBS agreed to pay to PKS Media on demand €50,000,000, less any amounts previously paid to PKS Media as the reimbursement of its out-of-pocket costs and expenses as described in preceding paragraph, if:

  •
  the sale and purchase agreement is terminated by PKS Media as a result of a material breach by SBS of its obligations relating to (i) the conduct of SBS's business in the ordinary course, (ii) the convening the extraordinary general meeting or (iii) the preparation and circulation to SBS shareholders of a notice of the extraordinary general meeting and this Circular;

  •
  the sale and purchase agreement is terminated by PKS Media (i) as a result of a breach by SBS of its obligations regarding "no solicitation" (see "—No Solicitation") (other than an immaterial breach that does not prejudice PKS Media in any way) or (B) if SBS, through its Board, fails for any reason to unconditionally and fully recommend approval of the asset sale and the other transactions contemplated by the sale and purchase agreement by SBS shareholders at the extraordinary general meeting;

  •
  the sale and purchase agreement is terminated by SBS as a result of SBS's acceptance of a superior proposal (see "—No Solicitation"); or

  •
  any third party not affiliated with PKS Media either (i) commences a public takeover offer pursuant to which it ultimately acquires 50% or more of the shares or (ii) acquires all or materially all of the shares of SBS's subsidiaries or all or materially all of the assets constituting the business of SBS on or prior to May 21, 2006 (or, in either (i) or (ii), such third party enters into an agreement with SBS in connection with any such transaction at any time on or prior to May 21, 2006, which transaction ultimately is consummated at any time).

  PKS Media Liquidated Damages

        PKS Media agreed to pay to SBS on demand €50,000,000 if:

  •
  on the date of closing of the asset sale, the asset sale is not consummated as a result of a material breach by PKS Media of its obligations under the sale and purchase agreement; or

  •
  by November 30, 2005, the closing of the asset sale does not occur as a result of a material breach by PKS Media of its obligations under the sale and purchase agreement.

        PKS Media agreed to assign to SBS the rights of PKS Media against the Permira Funds and the KKR Funds under the equity commitment letters to demand and receive certain amounts described therein, subject to the terms thereof.

  Fees and Expenses

        PKS Media and SBS have each agreed to pay their own fees, costs and expenses in connection with the sale and purchase agreement, any ancillary agreements, the asset sale and any other transactions contemplated the sale and purchase agreement or any ancillary agreements incurred prior to the closing of the asset sale (or if the asset sale does not close) (including hedge gains and losses, which are for the account of SBS), unless the transaction is not approved by SBS's shareholders, in which case SBS will pay up to €5 million of PKS Media's reasonable and documented out-of-pocket costs and expenses. Notwithstanding such agreement, on and after the closing of the asset sale, PKS Media has agreed to pay or cause to be paid to or on behalf of SBS, SBS's documented fees, costs and other expenses incurred in connection with the asset sale up to an amount equal to (i) €18.5 million, less (ii) the amount of any such fees, costs and other expenses paid by SBS from July 1, 2005 to the date that is five business days prior to the closing of the asset sale. No such fees, costs and other expenses are to be paid for by SBS during the period from the date that is five business days prior to the closing of the asset sale until such closing. SBS will retain liability for acquisition expenses that exceed the €18.5 million amount as "excluded liabilities".

        At the closing of the asset sale, SBS will retain in a segregated account an amount equal to the difference between (i) €18.5 million and (ii) the amount of any acquisition expenses paid from July 1, 2005 to the date that is five business days prior to the closing of the asset sale. Such difference will be used to pay the acquisition expenses of SBS following the closing of the asset sale. If and to the extent (i) SBS expects that its total acquisition expenses following the closing of the asset sale will be less than such difference, resulting in an excess amount, and (ii) the per share liquidation distribution amount is less than €46, SBS may apply such excess amount to the liquidation distribution and option cancellation amounts until the per share liquidation distribution amount is €46. SBS will pay to PKS Media any remaining excess amount as soon as practicable.

        PKS Media agreed to pay all transfer taxes payable by SBS in connection with the asset sale.

  Amendment

        The sale and purchase agreement may only be amended or modified by a written instrument signed on behalf of each of SBS and PKS Media.

Liquidation Process

  General

        As promptly as practicable after the closing of the asset sale, the liquidators will make one or more liquidation distributions to SBS shareholders and will make payments to option holders in consideration of the cancellation of such options. It is the intent of SBS that the liquidators make a single liquidation distribution and payment to option holders and SBS expects such distribution and payment will be made in November 2005. SBS will make an announcement regarding the record date for the liquidation distribution as promptly as practicable once the date for the closing of the asset sale has been set.

        The cash purchase price to be paid by PKS Media was negotiated based on SBS's estimate of the amount of euros required (i) to provide SBS shareholders an expected liquidation distribution of approximately €46 per share, calculated on a fully diluted basis based on the number of shares and options to acquire shares outstanding at June 30, 2005 and (ii) to pay option holders the difference between €46 and the euro equivalent of the applicable exercise price for all outstanding vested and unvested options at that date, assuming the full amount of the cash purchase price is available to make such distribution and such payments. The euro equivalent of the exercise price for options with dollar-denominated exercise prices was calculated by SBS at an assumed exchange rate of dollars into euro of 1.21 to 1.00.

        Vested options to acquire shares have been exercised since the determination of the number of shares outstanding on June 30, 2005 and will continue to be exercisable to a date five business days before closing of the asset sale, at which time the exercise of options will be suspended. Any shares issued pursuant to the exercise of options during such time period will be issued and outstanding shares for purposes of calculating the shares entitled to a liquidation distribution. Accordingly, in order to be able to make a distribution of approximately €46 per share to all shareholders, SBS will retain in a segregated account the amounts received from the exercise of options during this period. To reduce the possibility that exchange rate fluctuations will affect the value of the exercise price received for non-euro denominated options, SBS has entered into a hedging agreement with Deutsche Bank with respect to changes in the exchange rate between the dollar and euro.

        Accordingly, SBS is entitled under the sale and purchase agreement to retain at the closing of the asset sale the amounts described under "—The Sale and Purchase Agreement—Liquidation Distribution and Liquidation", which will be used to fund the liquidation distribution to shareholders and payments to option holders.

        Under Luxembourg law, the liquidators are entitled to make a liquidation distribution to shareholders if such amounts are not needed to fulfill obligations of SBS to its creditors. Because PKS Media has assumed substantially all the liabilities of SBS (and has agreed to pay or reimburse SBS for any liabilities under any contracts or other assets that cannot be assigned to PKS Media at the closing of the asset sale for any reason), SBS expects to be able to meet this requirement, which will allow the liquidators to make a prompt liquidation distribution, although no assurances can be given as to the specific date on which the liquidation distribution will be made.

        The actual amount of the liquidation distribution per share and payments to option holders per option could be affected by the impact of exchange rate fluctuations, the amount of transaction expenses incurred by SBS, and the possibility that the liquidators may be required to use available amounts to fulfill unexpected liabilities not assumed by PKS Media. As a result, the amount available to make a liquidation distribution may be less than €46 per share (and payments to option holders may be less than €46 less the applicable exercise price per option). Accordingly, shareholders should understand that SBS's estimate relating to the expected €46 per share (or, in the case of options, €46 less the applicable exercise price per option) as discussed above is not a guarantee of any specific amount in connection with the liquidation distribution or payments to option holders. Nevertheless, having reviewed the retained liabilities and based on the advice of Luxembourg counsel on the sale and purchase agreement, SBS believes that although the amount distributed may be slightly higher or slightly lower than €46 per share (or, in the case of options, €46 less the applicable exercise price per option), the risk that the liquidation distribution or payments to option holders will be significantly lower than such amount is low.

        SBS intends to offer each shareholder of record at the record date for the liquidation distribution an option to elect to receive the U.S. dollar equivalent in cash of the euro amount such shareholder is entitled to receive in the liquidation distribution. This euro amount will be converted into U.S. dollars at the rate obtained by SBS at the time of conversion (net of expenses of the conversion of euros into U.S. dollars).

  Liquidation Procedures

        The timing of the liquidation distribution depends upon the timing of the satisfaction of the conditions to the closing of the asset sale contained in the sale and purchase agreement, which include, inter alia, the receipt of all necessary regulatory approvals. The liquidation process is expected to take place as described below:

  •
  The extraordinary general meeting will be held on October 3, 2005.

  •
  Subject to approval at the extraordinary general meeting, the persons described below will be appointed to act as liquidators effective on the closing of the asset sale.

  •
  Once the asset sale closes, the Board will cease to exist and the liquidators will administer SBS.

  •
  As promptly as practicable after the closing of the asset sale and the receipt by SBS of the cash purchase price from PKS Media, the liquidators are expected to distribute the liquidation distribution to holders of shares, and to make the options payments described in this Circular to holders of SBS options.

  •
  SBS will make an announcement prior to the closing of the asset sale (expected to be in late October 2005) regarding the record date for the liquidation distribution and the date on which its shares are expected be suspended from trading on Euronext Amsterdam and the Nasdaq National Market to permit the record date to be set. This announcement will be made as soon as practicable once the closing date has been set. After the liquidation, SBS will delist its shares from the Nasdaq National Market and Euronext Amsterdam, terminate the registration of its shares under the U.S. Exchange Act and terminate its reporting obligations thereunder.

  •
  If SBS continues to be party to contracts or holds assets that cannot be assigned to PKS Media at closing, SBS will continue to perform those contracts and hold those assets for the benefit of PKS Media. SBS will use its reasonable best efforts to confer on PKS Media the benefit of those contracts and assets, and PKS Media has agreed to assume all liabilities and indemnify SBS in respect of those contracts and assets.

  •
  As promptly as practicable after the satisfaction of the liabilities of SBS, including the filing of final tax returns, the liquidators will make a report to the general meeting of shareholders which will (i) appoint an auditor to examine such report and (ii) determine a further meeting which, after the auditor shall have issued his or her report, shall deliberate on the management of the liquidators.

  •
  As promptly as practicable after the above steps, the liquidation of SBS will be completed.

  Appointment of Liquidators

        Messrs. Christian Billon and Paul Mousel, referred to in this Circular as the "liquidators", have been selected by the Board to be appointed by SBS shareholders to act as SBS's liquidators (liquidateurs) to be effective immediately after the closing of the asset sale. Messrs. Billon and Mousel will act as liquidators through a private limited liability company (société à responsabilité limitée) incorporated under laws of Luxembourg. Biographical information on the liquidators can be found below. Should Messrs. Billon and Mousel be unwilling or unable to act as the liquidators for any reason, they will propose successor liquidators.

        Mr. Billon, who was born in 1957, is an independent auditor of Fiduciaire Billon S.à r.l. Mr. Mousel, who was born in 1953, is a partner of Arendt & Medernach and is currently also liquidator of the former Banco Ambrosiano Group. Arendt & Medernach is acting as Luxembourg counsel to the Special Committee in connection with the transaction.

        The Board has proposed that the liquidators be remunerated on a time spent basis at an hourly rate of €400 (before taking into account applicable Luxembourg value added tax).

        Under the sale and purchase agreement, PKS Media has agreed to pay or cause to be paid, on behalf of SBS, the documented fees, costs and expenses incurred by SBS in connection with the liquidation.

  Amendment of SBS's Articles of Incorporation

        In connection with the asset sale, the shareholders of SBS are being asked to approve an amendment to the articles of incorporation of SBS to change the name of SBS, effective upon the closing of the asset sale. The intent of this name change is to prevent confusion following the asset sale in the markets in which SBS operates because PKS Media intends to continue the business operations of SBS under its current name.

Voting Agreements

        The following is a summary of the material terms of the voting agreements, and is qualified in its entirety by reference to the complete text of the voting agreements, the form of which is attached as Appendix C to this Circular and is incorporated by reference into this Circular. You should read carefully the complete text of the form of the voting agreements for its precise legal terms and other information that may be important to you.

        In connection with the transaction, and as a condition to PKS Media's willingness to enter into the sale and purchase agreement, UnitedGlobalCom Europe B.V. (an indirectly wholly owned subsidiary of Liberty Global), Harry Evans Sloan, Ferdinand Kayser, Benjamin H. Lorenz, Edward McKinley, James McNamara, Shane O'Neill, Markus Tellenbach, Juergen von Schwerin and Erik Moe entered into voting agreements with PKS Media. Each of the persons that has entered into a voting agreement with PKS Media is in this Circular referred to as a "voting agreement signatory". At the close of business on August 24, 2005, voting agreement signatories beneficially owned, in the aggregate, 7,196,866 shares, which represented, in the aggregate, approximately 21.8% of the voting power of SBS as of the record date for the extraordinary general meeting. Each voting agreement signatory has agreed to vote all such shares in favor of approval of the resolutions to be considered at the extraordinary general meeting. In their respective voting agreements, each voting agreement signatory made customary representations and warranties and agreed to:

  •
  attend and participate in all meetings of SBS shareholders called in connection with the sale and purchase agreement, the asset sale and/or the transactions contemplated by the sale and purchase agreement;

  •
  at any such meeting of SBS shareholders, vote the shares held by the voting agreement signatory, or cause such shares to be voted, for the approval of the asset sale and the other transactions contemplated by the sale and purchase agreement and other matters relating thereto presented for approval of SBS shareholders;

  •
  at any meeting of SBS shareholders, vote the shares held by the voting agreement signatory, or cause such shares to be voted, against the approval of any other contract, agreement or arrangement providing for an acquisition of shares, acquisition of assets, merger, consolidation or other business combination of SBS with or by any person other than PKS Media, or providing for any amendment to SBS organizational documents or any other action or contract, agreement or arrangement that is intended to or could reasonably be expected to impede, interfere with, delay or discourage the asset sale or the other transactions contemplated by the sale and purchase agreement, or change the voting rights of any class of capital stock of SBS; and

  •
  from time to time, execute and deliver, or cause to be executed and delivered, such written shareholder consents, documents, agreements and other instruments as may be reasonably required for the purpose of effectively carrying out the transactions contemplated by the voting agreement.

        In addition, under each voting agreement, the respective voting agreement signatory agreed not to, without the prior written consent of PKS Media:

  •
  sell, assign, transfer or otherwise dispose of, or permit to be sold, assigned, transferred or otherwise disposed of, any of the shares held by such voting agreement signatory;

  •
  grant any proxy, deposit any shares held by such voting agreement signatory in a voting trust or enter into a voting agreement, power of attorney, voting trust or similar agreement with respect to the shares held by such voting agreement signatory (except for the relevant voting agreement with PKS Media); or

  •
  take any other action that would make any representation or warranty of such voting agreement signatory contained in the respective voting agreement untrue or incorrect in any material respect or have the effect of preventing such voting agreement signatory from performing his obligations under such voting agreement.

        Each voting agreement will terminate upon the earliest to occur of:

  •
  the closing of the asset sale as contemplated under the sale and purchase agreement;

  •
  November 30, 2005;

  •
  the date of the termination of the sale and purchase agreement; and

  •
  the date that the sale and purchase agreement shall have been amended in a manner materially adverse to the interests of the respective voting agreement signatory.

        Each voting agreement signatory agreed that PKS Media shall be entitled to an injunction or other equitable remedies to prevent breaches of the provisions of the respective voting agreement and to enforce specifically the terms and provisions of such voting agreement, in addition to any other remedy to which PKS Media may be entitled at law or in equity.

INFORMATION CONCERNING SBS

General

        SBS is a Luxembourg société anonyme that is subject to the provisions of the Luxembourg law on Commercial Companies of August 10, 1915, as amended. SBS was founded on October 24, 1989, published as memorial number 88 on March 20, 1990, and is registered with the Trade Register of Luxembourg under register number B31 996. The principal executive office of SBS is at 8-10, rue Mathias Hardt, L-1717 Luxembourg. SBS's telephone number is +352 261 2151 and its fax number is +352 2612 3301. SBS also maintains a corporate office in The Netherlands.

        SBS is a European commercial free-to-air and pay television and radio broadcasting company with complementary print and localization operations. SBS acquires, produces, packages and distributes programming and other content via television channels, radio stations and the Internet in Europe. In addition to its free-to-air and digital television stations, SBS also operates a leading Nordic pay entertainment provider with subscribers in Sweden, Norway, Finland and Denmark. SBS owns interests in and operates 16 commercial television stations and 21 premium pay television channels, as well as 11 radio networks and 10 stand-alone radio stations across 10 countries in Europe, together with various related destination and promotional web sites. SBS owns and operates all of these television and radio stations through its various local subsidiaries, with the exception of its Dutch operations, TV2 in Hungary and its Swedish radio stations, which it jointly owns with local joint venture partners. In addition to the television and radio operations, SBS owns and operates a company that publishes the weekly television and radio guide and a magazine in The Netherlands. SBS derives revenue primarily through sales of advertising for its free-to-air television and radio stations and predominantly through the sales of subscriptions for its pay television services and print operations.

        At December 31, 2004, the end of SBS's most recently reported fiscal year, SBS reported under U.S. generally accepted accounting principles total assets of €790.7 million and total shareholders' equity of €344.9 million. SBS's consolidated net revenue for the full year 2004 was € 678.3 million and consolidated operating income was €72.9 million.

Selected Financial Information

        Financial information on SBS may be found in the following filings which SBS has made with the Commission:

  •
  The First Quarter 2005 Results of SBS for the period ended March 31, 2005 filed with the Commission on Form 6-K on May 23, 2005 and available on the Commission's website (www.sec.gov);

  •
  The Second Quarter 2005 Results of SBS for the period ended June 30, 2005 filed with the Commission on Form 6-K on July 29, 2005 and available on the Commission's website (www.sec.gov); and

  •
  The 2004 Annual Report of SBS for the year ended December 31, 2004 on Form 20-F filed with the Commission on June 30, 2005 and available on SBS's website (www.sbsbroadcasting.com) and on the Commission's website (www.sec.gov).

        Certain other information on SBS, including recent press releases and other filings made with the Commission before the date of this Circular, are available on the Commission's website (www.sec.gov). See "—Where You Can Find More Information" below.

Market Price Data

        SBS's shares have been listed on the Official Market of Euronext Amsterdam under the symbol "SBS" since August 4, 1999 and quoted on the Nasdaq National Market under the symbol "SBTV" since March 10, 1993.

        The following table sets forth the high and low sales prices in euros for shares on Euronext Amsterdam as reported by SunGard Power Data and the high and low sales prices in U.S. dollars for shares on the Nasdaq National Market as reported by Bloomberg LP, in each case for the quarters indicated:

	Euronext Amsterdam Price per Share (Euro)		Nasdaq Price per Share (Dollar)
	High	Low	High	Low
2003
First Quarter	€15.86	€10.66	$17.82	$12.00
Second Quarter	15.50	13.01	19.40	13.27
Third Quarter	26.40	12.92	26.50	15.99
Fourth Quarter	28.70	21.48	34.35	24.87
2004
First Quarter	30.20	25.20	37.41	30.80
Second Quarter	30.00	23.00	36.66	28.71
Third Quarter	30.50	24.75	37.20	30.48
Fourth Quarter	33.00	25.01	40.91	33.53
2005
First Quarter	36.75	28.50	48.18	36.70
Second Quarter	42.00	33.91	49.70	43.12
Third Quarter (through August 31, 2005)	48.00	35.66	57.68	45.82

        Trading of shares on Euronext Amsterdam is carried out through ASAS (Amsterdam Security Account System). Shares in ASAS are traded through an electronic book-entry trading system. SBS is currently included in five Euronext Amsterdam indices, including the All Share Index (AAX), the Amsterdam All Share Index, excluding AEX-AMX constituents (AAXX), the Amsterdam All Shares Smaller Companies Index (ACSX), the Amsterdam Cyclical Services Index (ECS) and the Amsterdam Sector Media and Entertainment Index (SME). In connection with trading on Euronext Amsterdam, no share certificates have been or will be issued. The code numbers for trading in ASAS are: Security code Amsterdam 46666; ISIN code: LU009539344.2; Common Code: 9539344.

Where You Can Find More Information

        SBS files annual and special reports with the Commission. You may read and copy any of such reports, statements or other information on file with the Commission at the Commission's public reference room located at 450 Fifth Street N.W., Washington, D.C. 20549. You may also request copies of these documents upon payment of a duplicating fee by writing to the Commission's public reference room located at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information concerning its public reference room. The Commission filings are also available to the public from commercial document retrieval services, as well as from the Commission website at www.sec.gov.

        This Circular incorporates by reference the Appendices to this Circular, SBS's audited consolidated financial statements, including the notes thereto, as of and for each of the years ended December 31, 2003 and 2004 are available in SBS's 2004 annual report to shareholders and SBS's 2004 annual report filed with the Commission on Form 20-F, all of which can be found on SBS's website.

        SBS will provide, without charge, to each shareholder of SBS, upon written or oral request of such person, a copy of any and all of these documents. You may request copies by contacting SBS Investor Relations at +31-20-519-1941.

        You should rely only on the information incorporated by reference or provided in this Circular or any supplement to this Circular in deciding how to vote your shares on the transaction and the resolutions. SBS has not authorized anyone to provide you with different information. The date of this Circular is September 1, 2005. You should not assume that the information in this Circular is accurate as of any date other than that date, regardless of the time such Circular is made available to you.

OTHER MATTERS

        At the time of the preparation of this Circular, the Board of Directors knew of no other matters to be acted upon at the extraordinary general meeting of shareholders. If any other matters are properly presented for action at the extraordinary general meeting or at any adjournments or postponements thereof, it is intended that the proxies will be voted with respect thereto in accordance with the best judgment and in the discretion of the proxy holders.

Sincerely,

Harry Evans Sloan
Executive Chairman

Luxembourg
September 1, 2005

        IT IS IMPORTANT THAT THE PROXIES BE RETURNED PROMPTLY. THEREFORE, SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE AS SOON AS POSSIBLE.

Appendix A

  Proposed Resolutions

        The minutes of the extraordinary general meeting of SBS Broadcasting S.A. ("SBS") are to reflect that the following resolutions have been approved by holders of two-thirds of SBS shares present or represented at the extraordinary general meeting. Capitalized terms have the meaning attributed thereto in the sale and purchase agreement, dated as of August 21, 2005, as amended and restated as of August 25, 2005 (the "Sale and Purchase Agreement"), between SBS and PKS Media S.à r.l.

        The extraordinary general meeting of SBS resolves:

        1.     to approve the asset sale and other transactions contemplated by the Sale and Purchase Agreement;

        2.     to ratify all actions taken by members of the Board of Directors of SBS and its Special Committee and all persons authorized by the Board of Directors of SBS in connection with entering into the Sale and Purchase Agreement;

        3.     subject to the condition precedent that the closing of the asset sale occurs, to authorize and approve the dissolution and liquidation of SBS immediately following the Closing in accordance with the Sale and Purchase Agreement, including the making of the liquidation distribution of the asset sale proceeds and certain other amounts as set out in the Sale and Purchase Agreement;

        4.     subject to the condition precedent that the closing of the asset sale occurs, to appoint Christian Billon and Paul Mousel to act through a Luxembourg private limited liability company (société à responsabilité limitée) as liquidators (liquidateurs) of SBS and approve the remuneration of the liquidators at an hourly rate of €400 (excluding VAT); and

        5.     to amend the articles of incorporation of SBS in order to change the name of the company following the Closing in accordance with the Sale and Purchase Agreement.

        In addition, the minutes of the extraordinary general meeting of SBS Broadcasting S.A. are to reflect that the following resolution has been approved by holders of the majority of SBS shares present or represented at the extraordinary general meeting. The extraordinary general meeting of SBS Broadcasting S.A. resolves:

        6.     to approve a payment of $75,000 to each member of the Special Committee of the Board of Directors of SBS (other than Shane O'Neill) and an additional payment of $25,000 to the chairman of the Special Committee in recognition of the additional responsibilities assumed by the members and chairman of the Special Committee in connection with the transaction contemplated by the Sale and Purchase Agreement, together with the reimbursement of reasonable out-of-pocket expenses incurred by the members of the Special Committee in connection with their services as members of the Special Committee.

A-1

Appendix B
EXECUTION COPY

Dated as of August 21, 2005
and amended as of August 25, 2005

SBS BROADCASTING S.A.

(as Seller)

PKS MEDIA S.à r.l.

(as Purchaser)

AMENDED AND RESTATED

SALE AND PURCHASE AGREEMENT

EXHIBITS

Exhibit 2.01	Preliminary Purchase Price Allocation
Exhibit 2.03(b)	Action Items
Exhibit 2.04	Approved Designated Purchasers as of the Date Hereof
Exhibit 3.05	Matters Relating to the Capital Stock of the Subsidiaries
Exhibit 5.01	Matters Related to the Operation of the Business
Exhibit 5.05(c)	Certain Contracts
Exhibit 6.02	Seller Closing Certificates
Exhibit 6.03	Purchaser Closing Certificates

AMENDED AND RESTATED SALE AND PURCHASE AGREEMENT

        THIS SALE AND PURCHASE AGREEMENT (this Agreement), is dated as of August 21, 2005, and amended and restated as of August 25, 2005, by and between SBS BROADCASTING S.A., a Luxembourg société anonyme (Seller); and PKS MEDIA S.à r.l., a Luxembourg société á responsabilité limitée (Purchaser).

W I T N E S S E T H:

        WHEREAS, as of the date hereof and concurrently with the execution and delivery of this Agreement, (a) certain of the members of the Board of Directors and certain officers of Seller (each acting in their individual capacity), and certain stockholders of Seller have entered into a voting agreement with Purchaser pursuant to which, among other things, each has agreed to vote their Seller Shares in favor of approval at the Seller EGM of the Acquisition and the other transactions contemplated hereby and (b) certain officers of Seller have waived, effective as of the Closing, certain rights pursuant to their employment or service Contracts with Seller;

        WHEREAS, except as noted herein, Seller is the sole and exclusive record and beneficial owner of all of the issued and outstanding Acquired Direct Subsidiary Shares;

        WHEREAS, Purchaser desires to acquire the Business by purchasing the Acquired Direct Subsidiary Shares and the Acquired Assets, and assuming the Assumed Liabilities, from Seller, and Seller desires to sell the Business by selling the Acquired Direct Subsidiary Shares and the Acquired Assets, and assigning the Assumed Liabilities, to Purchaser, in each case, upon the terms and subject to the conditions set forth in this Agreement;

        WHEREAS, as soon as practicable following the Closing, Seller intends to effect the Seller Liquidation, including the distribution of the Liquidation Distribution to the Seller Shareholders in a liquidation distribution as promptly as practicable after the Closing of the Acquisition; and

        WHEREAS, each of the Board of Directors and the Special Committee of Seller has determined, after taking into account the interests of Seller Shareholders, employees and other stakeholders of Seller, that this Agreement, the Acquisition and the other transactions contemplated hereby, are fair to, and in the best interests of, Seller, the Business and Seller Shareholders, employees and other stakeholders.

        NOW, THEREFORE, in consideration of the mutual terms, conditions and other agreements set forth herein, the parties hereto hereby agree as follows:

I.    DEFINITIONS AND INTERPRETATION

Definitions

        1.01 As used herein, the following terms have the following meanings:

          Acquired Assets has the meaning set forth in Section 2.01(b).

          Acquired Direct Subsidiary Shares means the shares of capital stock of the Direct Subsidiaries indicated as being owned by Seller on Exhibit 3.05.

          Acquisition has the meaning set forth in Section 2.01.

          Acquisition Expenses has the meaning set forth in Section 5.09.

          Acquisition Expenses Cap has the meaning set forth in Section 5.09.

          Acquisition Financing Facilities has the meaning set forth in Section 5.03(b).

          Acquisition Proposal means any proposal or offer that constitutes or may reasonably be expected to lead to, a proposal for any tender offer, merger, sale of all or substantially all of the assets, consolidation, recapitalization, reorganization, share exchange, business combination or similar transaction involving Seller and/or any of the material Seller Subsidiaries (on the one hand) and any other Person (on the other hand), or any combination of the foregoing, in a single transaction or a series of transactions.

          Affiliate means, with respect to any Person, any other Person that controls, is controlled by or is under common control with such first Person (and for the purposes of this Agreement, the term control means the power to direct the management and policies of such Person (directly or indirectly), whether through ownership of voting securities, by Contract or otherwise (and the terms controlling and controlled have meanings correlative to the foregoing)).

          Agreement has the meaning set forth in the Preamble.

          Ancillary Agreements means the other agreements, instruments, certificates and other documents executed and delivered in connection with this Agreement (including the voting agreements and the waivers referred to in the Recitals, and any stock powers, transfer deeds, powers of attorney, bills of sale, other ancillary documents and all other similar instruments contemplated by Section 2.03(a) or 2.03(b)).

          Applicable Law means any European, federal, national, state or local statute, law, ordinance, regulation, rule, code, order (whether executive, legislative, judicial or otherwise), Judgment, notice or other requirement or rule of law or legal process (including common law), or any other order of, or Contract issued, promulgated or entered into by, any Governmental Entity, including any rule or requirement of any national securities exchange or automated quotation service.

          Arbitration has the meaning set forth in Section 8.07(b).

          Assumed Liabilities has the meaning set forth in Section 2.01(c).

          Business means the commercial free-to-air and pay television and radio broadcasting business, and the complementary print and localization operations, conducted by Seller and the Seller Subsidiaries as of the date hereof.

          Business Day means any day on which banks are not required or authorized by Applicable Law to close in any of New York City, Luxembourg, Amsterdam and London.

          Closing has the meaning set forth in Section 2.02.

          Closing Date has the meaning set forth in Section 2.02.

          Confidentiality Agreement means the confidentiality agreement between Permira Beteiligungsberatung GmbH and Seller dated as of June 6, 2005.

          Contract means any contract, agreement, instrument, lease, license, indenture, promissory note, sales or purchase order, arrangement, understanding or other obligation or commitment, whether or not in writing.

          Designated Purchaser has the meaning set forth in Section 2.04.

          Designation has the meaning set forth in Section 2.04.

          Direct Subsidiary means any Subsidiary in respect of which any of the issued and outstanding capital stock is owned directly by Seller as indicated as a "Direct Subsidiary" on Exhibit 3.05.

          Dispute has the meaning set forth in Section 8.07(b).

          EC Merger Regulation has the meaning set forth in Section 6.01(a)(i).

          Equity Commitment Letters means: (a) the letter agreement between Purchaser and KKR Investors, dated as of August 21, 2005, as it may be amended or restated from time to time in accordance with the terms thereof and Section 5.10(b), (b) the letter agreement between Purchaser and Permira Investors, dated as of August 21, 2005, as it may be amended or restated from time to time in accordance with the terms thereof and Section 5.10(b), and (c) any letter agreement between Purchaser and a New Investor (as defined in either (a) or (b)) entered into in accordance with Section 5.10(b).

          Excluded Assets has the meaning set forth in Section 2.01(b).

          Excluded Liabilities has the meaning set forth in Section 2.01(c).

          Governing Documents means the documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs, and shall include: (a) in respect of a corporation, its certificate or articles of incorporation or association and/or its bylaws, (b) in respect of a partnership, its certificate of partnership and its partnership agreement and (c) in respect of a limited liability company, its certificate of formation and operating or limited liability company agreement.

          Governmental Entity means any European Union, federal, national, state, county, local municipal or other governmental, regulatory or administrative authority, agency, commission or other instrumentality, any court, tribunal or arbitral body with competent jurisdiction, or any national securities exchange or automated quotation service, including competition authorities.

          Hedge Agreements has the meaning set forth in Section 5.11(e).

          Hedge Gains or Losses has the meaning set forth in Section 5.11(e).

          Implied Exercise Amount has the meaning set fort in Section 5.11(c).

          Interim Financing Agreement has the meaning set forth in Section 4.04(a).

          Judgment means any judgment, injunction, order or decree of any Governmental Entity.

          KKR Investors has the meaning set forth in the Equity Commitment Letter referred to in clause (a) in the definition thereof.

          Liabilities means debts, liabilities, obligations or commitments, of whatever nature, whether known or unknown, whether due or to become due, assigned or unassigned, absolute, contingent or otherwise.

          Lien means any mortgage, lien, security interest, charge, easement, covenant, option, claim, restriction or encumbrance of any kind.

          Liquidation Distribution has the meaning set forth in Section 5.08(a).

          Liquidation Distribution Date means the date established by the Liquidator for the distribution of the Liquidation Distribution, which Seller intends to occur as promptly as practicable after the Closing Date.

          Liquidator has the meaning set forth in Section 5.08(a).

          Material Subsidiary means any of the following Subsidiaries: SBS Belgium NV, Kanal 5 Denmark Limited, TvDanmark A/S, MTM-SBS Televizio Rt, SBS Broadcasting B.V., Veronica Uitgeverij BV, TV Norge AS, Amerom Television S.R.L., C More Entertainment AB, Kanal 5 AB, Kanal 5 Ltd, SBS Productions BV, SBS Services BV and The Voice TV Networks Ltd.

          Material Subsidiary Shares means the shares of capital stock of the Material Subsidiaries indicated as being owned by Seller or any other Seller Subsidiary on Exhibit 3.05 hereto.

          Netherlands Minority Holders means Telegraaf and Veronica Holding B.V.

          Netherlands Minority Rights means the purchase and sale rights of the Netherlands Minority Holders (or either of them) with respect to a transfer of the shares of SBS Broadcasting B.V. or SBS Nederland B.V. to a third party under the Netherlands Shareholders Agreements and the Governing Documents of the Netherlands Subsidiaries.

          Netherlands Subsidiaries means SBS Broadcasting B.V. and SBS Nederland B.V.

          Netherlands Shareholders Agreements means (a) that certain shareholders agreement, dated as of September 1, 2003, by and among the Netherlands Subsidiaries and the Netherlands Minority Holders and (b) that certain shareholders agreement, dated as of May 23, 1996, by and among Seller, the Netherlands Subsidiaries and Telegraaf.

          NNM means the Nasdaq National Market.

          Noon Buying Rate means, in respect of any currency, the noon buying rate for cable transfers of euro payable in such currency as certified by the Federal Reserve Bank of New York for customs purposes (or, if no such rate is published in respect of such currency, the exchange rate published by a similar authoritative service acceptable to Purchaser and Seller).

          Option Cancellation Amount has the meaning set forth in Section 5.11(c).

          Option Exercise Proceeds Account has the meaning set forth in Section 5.11(a).

          Options Exercise Proceeds has the meaning set forth in Section 5.11(a).

          Permira Investors has the meaning set forth in the Equity Commitment Letter referred to in clause (b) in the definition thereof.

          Permitted Liens means the following Liens: (a) Liens for Taxes not yet due or that are being contested in good faith; (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and other Liens imposed by Applicable Law, in each case, for amounts not yet due; (c) Liens incurred in the ordinary course of business in connection with worker's compensation, unemployment insurance or other types of social security; (d) Liens created by or through the actions of Purchaser; (e) Liens that will be released prior to or as of the Closing; (f) Liens arising under this Agreement or the Ancillary Agreements; and (g) Liens required or permitted under the terms of the Senior Financing Agreements (provided that all Liens required under the terms of the Senior Financing Agreements will be released prior to or as of the Closing).

          Per Share Liquidation Distribution Amount has the meaning set forth in Section 5.11(c).

          Person means any individual or any corporation, limited liability company, partnership, trust, association, unincorporated organization or other entity of any kind and shall include any Governmental Entity.

          Preamble means the preamble to this Agreement.

          Preliminary Purchase Price Allocation means the preliminary allocation of the Purchase Price among the Acquired Direct Subsidiary Shares and Acquired Assets set out in Exhibit 2.01.

          Purchase Price has the meaning set forth in Section 2.01.

          Purchaser has the meaning set forth in the Preamble.

          Purchaser Consummation Breach has the meaning set forth in Section 7.04(a).

          Purchaser Financial Advisor means Lehman Brothers Europe Limited.

          Purchaser Information has the meaning set forth in Section 5.02(e).

          Purchaser Liquidated Damages has the meaning set forth in Section 7.04(a).

          Purchaser Non-Liable Persons has the meaning set forth in Section 7.04(c).

          Recitals means the recitals to this Agreement.

          Redemption Amount means the sum of (A) any cash amounts paid by Seller from July 1, 2005 through the Closing Date pursuant to any cancellation, redemption, repurchase or other acquisition of any Seller Shares or options to acquire Seller Shares, together with all amounts withheld by Seller in connection therewith, (B) the aggregate principal amount of any Liabilities incurred by Seller in connection with any such cancellation, redemption, repurchase, or other acquisition, together with all interest (whether paid or unpaid) thereon and (C) all fees, costs and other expenses of Seller in connection with any such cancellation, redemption, repurchase, or other acquisition.

          Restricted Period means the period commencing on the Closing Date and terminating on the date that is 18 months following the Closing Date.

          Rules has the meaning set forth in Section 8.07(b).

          SBS Nederland B.V. Shares means the shares of capital stock of SBS Nederland B.V.

          Seller has the meaning set forth in the Preamble.

          Seller EGM has the meaning set forth in Section 5.02(a).

          Seller EGM Materials has the meaning set forth in Section 5.02(c)(i).

          Seller Financial Advisor means Deutsche Bank AG.

          Seller Liquidated Damages has the meaning set forth in Section 7.03(b).

          Seller Liquidation has the meaning set forth in Section 5.08(b).

          Seller Non-Liable Persons has the meaning set forth in Section 7.03.

          Seller Options means any options to acquire equity securities of Seller, including under the 1992, 1994 and 2004 share incentive plans as set forth and described in Seller's annual report on Form 20-F as filed with the US SEC on June 30, 2005.

          Seller SEC Reports has the meaning set forth in Section 3.06.

          Seller Shares means the Common Shares, par value €2.00 per share, of Seller.

          Seller Shareholders has the meaning set forth in Section 5.02(a).

          Seller Subsidiary means any Person listed as a "Seller Subsidiary" on Exhibit 3.05.

          Seller Termination Fee Event has the meaning set forth in Section 7.03(b).

          Senior Financing Agreements means the €325 million secured syndicated multi-currency revolving credit facility of Seller and the Seller Subsidiaries named therein with ABN AMRO, Citigroup Global Markets Limited, Deutsche Bank AG London and the Royal Bank of Scotland plc, as lead arrangers.

          Special Committee means the special committee established by the Board of Directors of Seller on July 21, 2005 for the purposes of considering, among other things, the approval of the Acquisition and the other transactions contemplated hereby.

          Subsidiary Shares means the shares of capital stock of the Seller Subsidiaries indicated as being owned by Seller or any other Seller Subsidiary on Exhibit 3.05.

          Superior Proposal means an unsolicited bona fide Acquisition Proposal, with respect to which, the Board of Directors and/or the Special Committee (as the case may be), in its good faith judgment (but after taking into account all of the terms and conditions of such Acquisition Proposal and receipt of advice from its financial and legal advisors), determines: (a) is not subject to any condition regarding the availability of financing and is otherwise reasonably likely to be consummated, taking into account, among other things, legal, regulatory and other aspects of the Acquisition Proposal and (b) if consummated, would result in a transaction that is, taken as a whole, substantially more favorable from a financial point of view, to Seller and Seller Shareholders than the Acquisition; provided that notwithstanding the foregoing, an Acquisition Proposal that meets the criteria set forth in clause (a) shall be deemed a Superior Proposal if the per share consideration (taking into account any non-cash consideration) on a fully-diluted basis would exceed €48.30 less the per share value (calculated on a fully-diluted basis) of the Seller Liquidated Damages.

          Surviving Provisions means Sections 2.01(c), 2.03(d), 3.07, 5.04, 5.06, 5.07, 5.08, 5.09, 5.11, 7.02, 7.03, 7.04, Article VIII and the related provisions of Article I.

          Taxes means all taxes, charges, fees, levies or other similar assessments.

          Telegraaf means Telegraaf Media Groep N.V.

          Transfer Taxes mean all sales, value-added and stamp Taxes, but solely to the extent arising as a direct result of the Acquisition.

          US Exchange Act means the United States Securities Exchange Act of 1934, as amended.

          US Securities Act means the United States Securities Act of 1933, as amended.

          US SEC means the United States Securities and Exchange Commission.

Interpretation of this Agreement

        1.02 In this Agreement:

    (a)
    the definitions of terms herein shall apply equally to the singular and plural forms of the terms defined;

    (b)
    whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms;

    (c)
    the words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation";

    (d)
    the word "will" shall be construed to have the same meaning and effect as the word "shall";

    (e)
    any definition of or reference to any agreement, contract, document, instrument or other record herein shall be construed as referring to such agreement, contract, document, instrument or other record as from time to time amended, supplemented, restated or otherwise modified (subject to any applicable restrictions on such amendments, supplements or modifications);

    (f)
    any reference herein to any Person shall be construed to include such Person's successors and permitted assigns;

    (g)
    the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof;

    (h)
    all references herein to Sections and Exhibits shall be construed to refer to Sections of, and Exhibits to, this Agreement;

    (i)
    the headings, captions and defined terms used in this Agreement are for convenience of reference only and are not to affect the construction of or to be taken into consideration in interpreting this Agreement;

    (j)
    any reference in this Agreement to "euro" or "€" means the lawful currency of the participating member states of the European Union that have adopted a single currency in accordance with the Treaty establishing the European Communities, as amended by the Treaty on European Union; and

    (k)
    all references to the "date hereof" or "date of this Agreement" shall be deemed to refer to August 21, 2005.

II.    PURCHASE AND SALE; CLOSING; DESIGNATED PURCHASERS

Purchase and Sale

        2.01 On the terms and subject to the conditions of this Agreement, at the Closing:

    (a)
    Seller shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser shall purchase from Seller, all of the Acquired Direct Subsidiary Shares;

    (b)
    Seller shall sell, transfer, convey and deliver (or cause to be sold, assigned, transferred, conveyed and delivered) to Purchaser, and Purchaser shall purchase from Seller, all of the assets, goodwill, properties, Contracts and other rights, of every kind and description, wherever located, real, personal or mixed, tangible or intangible, owned or held by Seller, including any cash, but excluding the Excluded Assets and the Acquired Direct Subsidiary Shares (the Acquired Assets); the Excluded Assets are:

    (i)
    this Agreement and the Ancillary Agreements (and all rights of the Seller hereunder and thereunder), including any amendments or supplements relating thereto;

    (ii)
    the Purchase Price (and any interest accrued thereon);

    (iii)
    the Options Exercise Proceeds;

    (iv)
    Seller's rights under the Hedge Agreements and Hedge Gains or Losses that Seller is entitled to retain under Section 5.11(e);

    (v)
    an amount equal to the Acquisition Expenses Cap;

    (vi)
    tax refunds (or rights thereto) for any withholding taxes paid by Seller in respect of the Liquidation Distribution or any other liquidating distribution or any other dividend, distribution or other payment to Seller Shareholders or holders of options to acquire Seller Shares;

    (vii)
    any Seller Shares held as treasury shares; and

    (viii)
    the Seller's Governing Documents, stock ledgers, tax records, and other corporate records relating to the Seller's corporate organization, as well as any other books and records required in connection with the Seller Liquidation and the liquidating distribution to Seller Shareholders in connection with the Seller Liquidation (provided that the Seller shall provide to Purchaser copies of all such documents); and

    (c)
    Purchaser shall assume and become obligated to pay, perform and discharge when due, and shall thereafter indemnify Seller and hold Seller harmless against, any and all of the Liabilities of the Seller other than the Excluded Liabilities, with any payment by Purchaser to

      Seller to be payable on first demand (the Assumed Liabilities); the Excluded Liabilities are Liabilities of Seller:

      (i)
      to make the Liquidation Distribution or any other declared dividends or similar distributions;

      (ii)
      relating to or arising out of the Seller Options;

      (iii)
      to perform the agreements and covenants of the Seller under this Agreement and the Ancillary Agreements, including any amendments or supplements relating thereto, to be performed after the Closing;

      (iv)
      to pay Acquisition Expenses in excess of the Acquisition Expenses Cap;

      (v)
      to pay withholding taxes, if any, due in respect of the Liquidation Distribution or any other liquidating distribution or any other dividend, distribution or other payment to Seller Shareholders or holders of options to acquire Seller Shares; and

      (vi)
      that (A) arise after the Closing and relate solely to matters other than the business of the Seller, (B) are not attributable to the consummation of the transactions contemplated by this Agreement, including the Seller Liquidation and (C) are not the result of compliance by Seller with the terms of this Agreement;

for an aggregate purchase price of €1,690,745,332 (such amount, the Purchase Price). The Purchase Price shall be payable without withholding or deduction in euro as set forth below in Section 2.03. The purchase and sale contemplated by Section 2.01(a) and (b), and the assumption of Liabilities contemplated by Section 2.01(c), is collectively referred to in this Agreement as the Acquisition. The sum of the Purchase Price and the Assumed Liabilities shall be allocated among the Acquired Direct Subsidiary Shares and the Acquired Assets in accordance with the Preliminary Purchase Price Allocation set forth on Exhibit 2.01 (together with such modifications thereto as shall be agreed in writing between the parties not later than the Closing Date). For all Tax purposes, each of Purchaser and Seller agree to report the Acquisition and the other transactions contemplated by this Agreement in a manner consistent with the terms of this Agreement, including the allocation under Exhibit 2.01 (as it may be modified as contemplated above), and neither will take any position inconsistent therewith in any Tax return, in any refund claim, in any litigation, or otherwise. The Purchase Price will be reduced by the amount of any Redemption Amount at the Closing. Seller shall provide a certificate of its General Counsel and Chief Financial Officer five Business Days prior to Closing confirming that either (i) there is no Redemption Amount or, in the alternative, (ii) the amount of any Redemption Amount, together with detail reasonably satisfactory to the Purchaser regarding such Redemption Amounts.

Closing

        2.02 The closing of the Acquisition (the Closing) shall take place at the offices of Sullivan & Cromwell LLP, 1 New Fetter Lane, London EC4A 1AN, England, at 10:00 a.m. on the fifth (5th) Business Day following the satisfaction or, to the extent permitted, written waiver, of the conditions set forth in Article VI, or at such other place, time and date as shall be agreed between Seller and Purchaser. The date on which the Closing occurs is referred to in this Agreement as the Closing Date.

Transactions To Be Effected at the Closing

        2.03.   At the Closing:

    (a)
    (i)  Seller shall (A) execute all instruments and documents and otherwise take all action as shall be necessary or required under Applicable Law and the Governing Documents of Seller and each Direct Subsidiary to transfer the Acquired Direct Subsidiary Shares (free and clear of all Liens (other than the Liens described in clauses (b) or (c) of Section 3.03)), Acquired

      Assets and Assumed Liabilities to Purchaser and (B) deliver to Purchaser (I) the certificates required of Seller attached as Exhibit 6.02 and (II) such certificates, instruments and other documents (in form and substance reasonably satisfactory to counsel for Purchaser) as Purchaser or its counsel may reasonably request to demonstrate (x) satisfaction of the conditions and compliance with the covenants set forth in this Agreement, (y) satisfaction of any other provisions of this Agreement and the Ancillary Agreements, and (z) that other actions and proceedings required to be taken by or on behalf of Seller in furtherance of the transactions contemplated by this Agreement and the Ancillary Agreements have been taken;

and

    (ii)
    Purchaser shall (A) execute all instruments and documents and otherwise take all action as shall be necessary or required under Applicable Law and the Governing Documents of Purchaser to acquire the Acquired Direct Subsidiary Shares and the Acquired Assets and assume the Assumed Liabilities and (B) deliver to Seller (I) payment of the Purchase Price by wire transfer of euro-denominated immediately available funds to a bank account designated in writing by Seller (such designation to be made at least five (5) Business Days prior to the Closing Date), and (II) (1) the certificate required of Purchaser attached as Exhibit 6.03, and (2) such certificates, instruments and other documents (in form and substance reasonably satisfactory to counsel for Seller) as Seller or its counsel may reasonably request to demonstrate (x) satisfaction of the conditions and compliance with the covenants set forth in this Agreement, (y) satisfaction of any other provisions of this Agreement and the Ancillary Agreements, and (z) that other actions and proceedings required to be taken by or on behalf of Purchaser in furtherance of the transactions contemplated hereby have been taken.

          The parties agree and acknowledge that the certificates, instruments and other documents contemplated by Section 2.03(a)(i)(B)(II) or Section 2.03(a)(ii)(B)(II)(2) shall not (unless otherwise agreed to or as shall be necessary or required under Applicable Law or the Governing Documents of Seller and each Direct Subsidiary (on the one hand) or Purchaser (on the other hand)) contain representations, warranties, covenants or other undertakings materially more burdensome or less favorable (as the case may be) than those that are contained herein. The Seller shall not be in breach of its obligations to transfer Acquired Assets hereunder solely because a party to a Contract, Governmental Entity or other Person or entity terminates or cancels a Contract, license or other Acquired Asset as a result of rights in relation to a change of control of Seller or similar terms or a proposed assignment of a Contract.

    (b)
    Without limiting the generality of the provisions of Section 2.03(a), on the Closing Date, Purchaser and Seller shall do (or cause to be done) all of the items required of them listed in Exhibit 2.03(b) to the extent such items are required under Applicable Law in order to transfer the Acquired Direct Subsidiary Shares in accordance with this Agreement.

    (c)
    In addition to the requirements of Article VI: (i) Purchaser shall not be required to consummate the Acquisition and the other transactions contemplated by this Agreement unless Seller has complied in all respects with its obligations under Section 2.03(a) and Section 2.03(b) and (ii) Seller shall not be required to consummate the Acquisition and the other transactions contemplated by this Agreement unless Purchaser has complied in all respects with its obligations under Section 2.03(a) and Section 2.03(b).

    (d)
    Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement or be deemed to require the Seller to assign any Acquired Asset if the attempted assignment thereof, without the consent of a third party, would constitute a breach or other contravention of rights in connection with such Acquired Asset (including under any applicable Contract) or in any material way adversely affect the rights of Purchaser or Seller in connection with such Acquired Asset (including under any applicable Contract). From the date hereof, Seller and Purchaser will each use their respective reasonable best efforts to obtain the consent of all such other parties to any such Acquired Asset, or claim or right or any benefit arising in connection therewith for the assignment thereof, to Purchaser (it being agreed and understood, however, that, without limiting Purchaser's obligation hereunder to assume the Assumed Liabilities, neither Seller nor Purchaser shall be required hereunder to make any expenditure or otherwise incur any Liability, cost or expense to obtain such consents, individually or in the aggregate, which Seller or Purchaser, as the case may be, deems to be unreasonable). If and for so long as such consent is not obtained, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of Seller in connection with such Acquired Asset (including under any applicable Contract), so that Purchaser would not in fact receive all such rights, Seller and Purchaser agree that each shall be obligated to the other as if such assignment had taken place and, with respect to all other Persons with rights under any such Acquired Asset (including as a counterparty to any such Contract), Seller shall remain obligated in respect thereof (or to the party thereto in respect of any Contract) and shall fully perform all of Seller's rights and obligations in connection therewith (or under such Contract), in accordance with Purchaser's requests and on Purchaser's behalf (but at Purchaser's expense), such that Purchaser receives all of the benefits related to such Acquired Asset (including under any applicable Contract); provided that where the performance of Seller's rights and obligations in connection with any applicable Contract in accordance with Purchaser's requests and/or on Purchaser's behalf would constitute a breach or other contravention of such Contract, Seller and Purchaser hereby agree to cooperate in a mutually agreeable alternative arrangement under which Purchaser shall obtain the benefits and assume the obligations related thereto. Seller will promptly pay to Purchaser when received all amounts received by Seller under or otherwise related to any such Acquired Asset or any claim or right or any benefit arising thereunder or otherwise related thereto. Purchaser will assume all Liabilities of Seller in respect of such Acquired Assets (including under any applicable Contract) and shall promptly pay to Seller any amounts required in connection with such performance. For the avoidance of doubt, from and after the Closing, Seller shall not take any action, omit to take any action or suffer to exist any set of facts (including in connection with the Seller Liquidation), that would, or would reasonably be expected to, limit its ability to enforce, for the benefit of Purchaser, any and all such rights of Seller against the other Persons (or counterparties) contemplated above or to pay such amounts to Purchaser when received (provided that this Section 2.03(d) shall not prevent Seller from making liquidating distributions to Seller Shareholders in connection with the Seller Liquidation pursuant to Section 5.08).

Designated Purchasers

        2.04 From time to time not less than five (5) Business Days prior to the Closing Date, with the prior written approval of Seller (not to be unreasonably withheld or delayed), Purchaser may designate (a Designation) either (a) one or more controlled Affiliates of Purchaser or (b) any of the Seller Subsidiaries contemplated by the last sentence of this Section 2.04 as a "Designated Purchaser" hereunder (each such Person, a Designated Purchaser). The Designation shall set forth (i) the name of the Designated Purchaser, (ii) the jurisdiction of organization of the Designated Purchaser (in the case of Designation contemplated by (a) above) and (ii) the Acquired Direct Subsidiary Shares or Acquired Assets that the Designated Purchaser shall acquire at the Closing or the Assumed Liabilities that the Designated Purchaser shall assume at the Closing. Upon the Designation, each Designated Purchaser shall be deemed a "Purchaser" for all purposes of this Agreement (and any reference to Purchaser herein shall automatically be deemed to be a reference to such Designated Purchaser) and such Designated Purchaser shall automatically be assigned the rights and obligations under this Agreement necessary in connection with such Designation; provided that following such Designation, Purchaser shall be jointly and severally liable with each such Designated Purchaser to Seller for any Assumed Liabilities or other obligations assumed by such Designated Purchaser. In the event that a Seller Subsidiary is designated as a Designated Purchaser (and such Designation is approved in writing by Seller), the parties agree that such Seller Subsidiary shall be acquired by Purchaser or another Designated Purchaser on the Closing Date, but prior to the consummation of such parts of the Acquisition and the other transactions contemplated hereby that are required to be performed by such Seller Subsidiary, following which, such Seller Subsidiary shall be a Designated Purchaser for all purposes contemplated hereby. Seller hereby approves of the Designated Purchasers named on Exhibit 2.04 for purposes of the acquisition of the Acquired Direct Subsidiary Shares and Acquired Assets, and/or the assumption of the Assumed Liabilities, by such Designated Purchasers so identified on Exhibit 2.04.

III.    REPRESENTATIONS AND WARRANTIES OF SELLER

        Seller hereby represents and warrants to Purchaser, as of the date of this Agreement and as of the Closing Date, as follows:

Organization and Power

        3.01 Seller is duly organized and validly existing under the laws of the jurisdiction in which it is organized and has full corporate power and authority and possesses all material governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted.

Authority; Execution and Delivery; Enforceability

  3.02(a)
  Seller has full corporate power and authority to execute this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to consummate the Acquisition and the other transactions contemplated hereby and thereby (except, in respect of Seller's authority to consummate the Acquisition and the other transactions contemplated hereby and thereby, for the approval of the Acquisition and the other transactions contemplated hereby by the requisite number of votes at the Seller EGM). The execution and delivery by Seller of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and the consummation by it of the Acquisition and the other transactions contemplated hereby and thereby have been duly authorized by all necessary action and no further action is required in connection therewith, other than approval of the Acquisition and the other transactions contemplated hereby by the requisite number of votes at the Seller EGM. Seller has duly executed and delivered this Agreement and on or prior to the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms, except (i) to the extent that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally, and by principles of equity regarding the availability of remedies (whether in a proceeding at law or in equity) and (ii) with respect to any provision constituting an agreement to agree to matters in the future.

  (b)
  Each Direct Subsidiary has full corporate power and authority to execute each Ancillary Agreement to which each such Direct Subsidiary is specified to be a party (or will have the authority prior to execution thereof), and to consummate the Acquisition and the other transactions contemplated hereby and thereby (except, in respect of a Direct Subsidiary's authority to consummate the Acquisition and the other transactions contemplated hereby and thereby, for the approval of the Acquisition and the other transactions contemplated hereby by the requisite number of votes at the Seller EGM). The execution and delivery by each Direct Subsidiary of each Ancillary Agreement to which such Direct Subsidiary is specified to be a party, and the consummation by such Direct Subsidiary of the Acquisition and the other transactions contemplated hereby and thereby have been or will be duly authorized by all necessary action by such Direct Subsidiary and no further action is or will be required by such Direct Subsidiary in connection therewith, other than approval of the Acquisition and the other transactions contemplated hereby by the requisite number of votes at the Seller EGM. Each Direct Subsidiary, on or prior to the Closing, will have duly executed and delivered each Ancillary Agreement to which it is specified to be a party, and, upon such execution, each such Ancillary Agreement will constitute, such Direct Subsidiary's legal, valid and binding obligation, enforceable against it in accordance with its terms, except to the extent that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally, and by principles of equity regarding the availability of remedies (whether in a proceeding at law or in equity).

Title

        3.03 Seller has good and valid title to all of the Acquired Direct Subsidiary Shares and one or more of the Seller Subsidiaries has good and valid title to all of the Material Subsidiary Shares, in each case, free and clear of all Liens (other than Liens: (a) which shall be released on or prior to Closing, (b) arising from the Netherlands Minority Rights and (c) created by or through the actions of Purchaser), and Seller or such applicable Seller Subsidiary is the sole and exclusive record and beneficial owner of all of the Acquired Direct Subsidiary Shares and Material Subsidiary Shares, as the case may be (other than the shares of European Radio Investments Ltd., which are held in trust). At the Closing, good and valid title to the Acquired Direct Subsidiary Shares will pass to Purchaser, free and clear of any Liens (other than the Liens described in clauses (b) or (c) of this Section 3.03).

Organization of the Seller Subsidiaries

        3.04 Each of the Direct Subsidiaries and Material Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation. Each of the Direct Subsidiaries and Material Subsidiaries has full corporate power and authority, and except as disclosed in Seller's annual report on Form 20-F for 2004 as filed with the US SEC in June 30, 2005, possesses all material franchises, licenses, permits, authorizations and approvals of Governmental Entities necessary to enable it to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted. Each of the Direct Subsidiaries and Material Subsidiaries is duly qualified to do business as a foreign corporation in each jurisdiction in which the conduct or nature of its business, or the ownership, leasing or holding of its properties makes such qualification necessary, except where the failure to be so qualified has not had, and is not reasonably likely to have, a material adverse effect on the Business or any Seller Subsidiary, or on the ability of Seller or any Seller Subsidiary to perform its obligations under this Agreement or the Ancillary Agreements (as the case may be) or to consummate the Acquisition and the other transactions contemplated hereby and by the Ancillary Agreements (as the case may be).

Capital Stock of the Seller Subsidiaries

        3.05 Exhibit 3.05 sets forth, for each Direct Subsidiary and Material Subsidiary, the amount of its authorized and outstanding capital stock and the legal and beneficial owners thereof. All the outstanding shares of capital stock of each Direct Subsidiary and Material Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable, and, to the extent that such shares were issued either to Seller or by a Person that at the time of such issuance was a subsidiary of Seller, were issued in material compliance with Applicable Law and all applicable Contracts. Other than securities listed on Exhibit 3.05 and the Subsidiary Shares, there are no outstanding securities having the right to vote on any matters on which holders of Subsidiary Shares may vote. Other than as indicated on Exhibit 3.05, there are not any options, warrants, rights, convertible, exercisable or exchangeable securities, "phantom" stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Seller or any Seller Subsidiary is a party or by which any of them is bound (i) obligating any Person to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible into, or exercisable or exchangeable for any capital stock of or other equity interest in, any Direct Subsidiary or Material Subsidiary or (ii) obligating Seller or any Direct Subsidiary or Material Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking. There are no outstanding Contracts to which Seller or any Direct Subsidiary or Material Subsidiary is a party or is otherwise bound to repurchase, redeem or otherwise acquire any shares of capital stock of Seller, any Direct Subsidiary or any Material Subsidiary (as the case may be).

US SEC Filings

        3.06 Each form, report, statement and document required to be filed by Seller with the US SEC and the NNM since December 31, 2002 (the Seller SEC Reports) (i) was timely filed and was prepared in all material respects in accordance with the requirements of the US Securities Act, the US Exchange Act and the rules and regulations of the NNM, as the case may be (including all then-applicable rules and regulations relating to accounting and financial presentation) and (ii) did not at the time it was filed (or if amended or superseded by a filing prior to the date hereof, then as of and on the date so amended or superseded) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Seller has not received notice from the US SEC or the NNM that any matter in respect of the Seller SEC Reports (including with respect to its accounting policies or practices) are currently the subject of any review, written inquiry or investigation. Seller has not filed any report, statement or document (or any exhibit, annex or schedule thereto) with the US SEC pursuant to which Seller requested confidential treatment for all or any portion thereof.

No Other Brokers

        3.07 No broker, finder or investment banker (other than Seller Financial Advisor) is entitled to any brokerage, finder's or other fee or commission in connection with the Acquisition or the other transactions contemplated hereby or by the Ancillary Agreements based upon arrangements made by or on behalf of Seller, any Seller Subsidiary or either of their respective Affiliates.

IV.    REPRESENTATIONS AND WARRANTIES OF PURCHASER

        Purchaser hereby represents and warrants to Seller, as of the date of this Agreement and as of the Closing Date, as follows:

Organization and Power

        4.01 Purchaser is duly organized and validly existing under the laws of the jurisdiction in which it is organized and has full corporate power and authority and possesses all material governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted.

Authority; Execution and Delivery; and Enforceability

        4.02 Purchaser has full corporate power and authority to execute this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and to consummate the Acquisition and the other transactions contemplated hereby and thereby. The execution and delivery by Purchaser of this Agreement and the Ancillary Agreements to which it is, or is specified to be, a party and the consummation by Purchaser of the Acquisition and the other transactions contemplated hereby and thereby have been duly authorized by all necessary action and no further action is required in connection therewith. Purchaser has duly executed and delivered this Agreement and prior to the Closing will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms, except (i) to the extent that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally, and by principles of equity regarding the availability of remedies (whether in a proceeding at law or in equity) and (ii) with respect to any provision constituting an agreement to agree to matters in the future.

Purchaser Acknowledgement

        4.03 Purchaser acknowledges that none of Seller, any of its Affiliates or any other Person acting on its or their behalf has, except as set forth in this Agreement and except as is or may be agreed to be set forth in any Ancillary Agreement, made any representation or warranty, expressed or implied, as to the accuracy or completeness of any information regarding the Business furnished or made available to Purchaser and its representatives.

Interim Financing Agreement; Equity Commitment Letters

  4.04(a)
  Purchaser has entered into an agreement with one or more lending institutions, pursuant to which such lending institutions have agreed to provide to Purchaser or its Affiliates debt financing in connection with the transactions contemplated hereby, subject to the terms and conditions set forth therein (the Interim Financing Agreement). A true and complete copy of the executed Interim Financing Agreement has been made available to Seller on or prior to the date hereof. The Interim Financing Agreement constitutes the valid and binding obligation of Purchaser and effectiveness thereof is not subject to the execution and delivery of any Contracts other than those as to which the execution and delivery thereof is identified as a condition precedent in the Interim Financing Agreement.

  (b)
  A true and complete copy of each executed Equity Commitment Letter has been made available to Seller on or prior to the date hereof. The Equity Commitment Letters constitute the valid and binding obligation of the parties thereto and effectiveness thereof is not subject to any conditions other than those set forth in Section 2 of each Equity Commitment Letter.

V.    COVENANTS

Conduct of Business

  5.01(a)
  From the date of this Agreement to the Closing, except (A) as contemplated by the terms of this Agreement, (B) as required by Applicable Law or (C) as required in connection with the consummation of the transactions described herein (including matters in preparation for the Seller Liquidation), Seller shall cause the Business to be conducted and each Seller Subsidiary to be operated in the ordinary course of business consistent with past practice and on an arm's length basis, and, to the extent consistent therewith, Seller shall use its reasonable best efforts to preserve the Business. Without limiting the generality of the foregoing, except (A) as contemplated by the terms of this Agreement, (B) required by Applicable Law or (C) as required in connection with the consummation of the transactions described herein (including matters in preparation for the Seller Liquidation), Seller shall not and shall not permit any Seller Subsidiary to do, any of the following without the prior written consent of Purchaser (which shall not be unreasonably withheld, conditioned or delayed):

    (i)
    amend or otherwise modify: (A) Seller's Governing Documents in any respect or (B) the Governing Documents of any Seller Subsidiary in any material respect;

    (ii)
    except in respect of: (A) any dividend, distribution or other payment by a Seller Subsidiary to Seller or another Seller Subsidiary and the distribution of a dividend by SBS Broadcasting B.V. contemplated by Section 5.05(d) or (B) repayment of principal or interest with respect to intercompany Liabilities by a Seller Subsidiary to Seller or another Seller Subsidiary, in either case, from the date hereof to the date that is five (5) Business Days prior to the Closing Date: (I) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its securities or (II) repay any amount of principal or interest with respect to intercompany Liabilities;

    (iii)
    except pursuant to Contracts in effect on the date hereof and disclosed to Purchaser, reclassify, combine, split, subdivide or otherwise amend the terms of, or redeem, repurchase or otherwise acquire, directly or indirectly, any of its outstanding equity or debt securities (or securities convertible into, or exercisable or exchangeable for equity or debt securities);

    (iv)
    except pursuant to Contracts in effect on the date hereof and disclosed to Purchaser, issue, sell, pledge, grant, transfer or otherwise dispose of (or authorize the issuance, sale, pledge, grant, transfer or other disposition), or create, permit, allow or suffer to exist any Lien (other than a Permitted Lien) in respect of: (A) any shares of capital stock of any Seller Subsidiary or any other securities convertible into or exchangeable or exercisable for any shares of such capital stock (or any other derivative securities thereof), or (B) any options, warrants or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of any Subsidiary;

    (v)
    except (A) for any retention or employment Contract, plan or arrangement entered into or established in connection with the consummation of the transactions contemplated hereby and listed on Exhibit 5.01, (B) in connection with the renewal of an existing employment or service Contract in the ordinary course of business or (C) for any increase in compensation or benefits contemplated under Contracts in effect on the date hereof: (I) grant any increase in compensation or benefits, or otherwise increase the compensation or benefits payable, or to become payable, to any director, officer or employee of, or any consultant to, Seller or any Seller Subsidiary, or grant any rights to retention, severance or termination pay to, or enter into any new (or amend any existing) employment, retention, severance or other Contract with, any such Person, in excess of €150,000 per year individually or €1,000,000 per year in the aggregate (provided that in respect of any new Contract with a Person hired to replace any Person, only amounts in excess of the amounts due to such Person's predecessor shall apply to the foregoing limitations) or (II) adopt any new or amend any existing employee benefit plan, including amending or modifying the period (from that currently provided for) of exercisability of options granted under any employee benefit plan or authorizing cash payments in exchange for any options to acquire securities granted thereunder (except as contemplated in Section 5.11);

    (vi)
    except in respect of any Seller Subsidiary incorporated in Norway, enter into, adopt, extend, renew or amend in any material respect any collective bargaining agreement or other Contract with any labor organization, union or association;

    (vii)
    except for borrowings under lines of credit and other credit agreements in effect on the date hereof and disclosed to Purchaser: (A) incur or assume any indebtedness for borrowed money or guarantee any such indebtedness, or issue any other debt securities or (B) assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the indebtedness of any Person that in the case of (A) and (B) together exceed €5,000,000 in the aggregate (provided that indebtedness to be refinanced at Closing shall be drawn down, if at all, not less than five (5) Business Days prior to the Closing Date);

    (viii)
    except (A) pursuant to Contracts in effect on the date hereof and disclosed to Purchaser or (B) in the ordinary course of business, purchase, sell, transfer, lease, license or otherwise dispose of any real or personal property or other assets of Seller or any Seller Subsidiary in a transaction with an economic value in excess of €500,000 individually or €5,000,000 in the aggregate (provided that in the case of any lease or license, such economic value shall equal the annual rental or similar payment due thereunder);

    (ix)
    except (A) in respect of the renewal of any lease or Contract in effect as of the date hereof and disclosed to Purchaser which Contract is due to terminate or capable of being terminated within one year of the date hereof or (B) in the ordinary course of business, enter into, modify, amend, terminate, permit the lapse of or renew any lease or other material Contract relating to real property in a transaction with an economic value in excess of €500,000 individually or €1,000,000 in the aggregate (provided that in the case of any lease, such economic value shall equal the annual rental due thereunder);

    (x)
    create, permit, allow or suffer to exist any Lien, other than Permitted Liens and Liens securing indebtedness permitted to be incurred pursuant to Section 5.01(a)(vii)(A) above;

    (xi)
    make any Tax election or settle or compromise any Tax liability or Tax asset, in excess of €1,000,000 in any individual case;

    (xii)
    except (A) pursuant to Contracts in effect on the date hereof and disclosed to Purchaser or (B) for transactions that have been approved by the Board prior to the date hereof and have been disclosed to Purchaser, make any acquisition of, or investment in: (I) any assets of any other Person (or any division or business unit of such Person) or (II) any securities of, or other interest in, any other Person, in the case of either of (I) or (II), whether by stock or asset acquisition, merger or otherwise, in excess of €3,000,000 in the aggregate;

    (xiii)
    make capital expenditures that exceed €1,500,000 in the aggregate, other than as contemplated by Seller's current capital expenditure budget;

    (xiv)
    other than as contemplated by Seller's current programming expenditure budget, make any programming expenditure, or enter into new programming Contracts or make new commitments in relation to existing programming Contracts, other than expenditures, or commitments or Contracts that do not exceed €1,500,000 per annum individually or €5,000,000 per annum in the aggregate;

    (xv)
    except to the extent already provided by any provision of this Section 5.01(a), enter into, terminate, materially amend (or agree to do any of the foregoing) any Contract with a remaining economic value in excess of €5,000,000 in any individual case;

    (xvi)
    other than (A) in respect of this Agreement, the Acquisition and the other transactions contemplated hereby or (B) against Purchaser or its Affiliates, settle or compromise (or enter into any Contract to settle or compromise) any claim, action, suit, litigation, proceeding, arbitration, investigation or other controversy with an aggregate value in excess of €2,500,000 (provided that no settlement or compromise in respect of any matter contemplated by clause (A) above with a Person other than Purchaser or an Affiliate of

      Purchaser shall give rise to, or otherwise constitute, an Assumed Liability hereunder unless Purchaser has agreed in writing to such settlement or compromise); or

    (xvii)
    authorize or enter into any Contract or otherwise make any commitment to do any of the foregoing.

  (b)
  To the extent permitted by Applicable Law, in connection with the continuing operation of the business of Seller and the Seller Subsidiaries between the date of this Agreement and the Closing, Seller shall promptly notify and consult on a regular basis with the representatives for Purchaser to report material operational developments and the general status of ongoing operations pursuant to procedures reasonably requested by Purchaser or such representatives. Seller acknowledges that any such consultation shall not constitute a waiver by Purchaser of any rights it may have under this Agreement, and that Purchaser shall not have any Liability or responsibility for any actions of Seller or any Seller Subsidiary, or any of its or their respective officers, directors or employees, or with respect to matters that are the subject of such consultations.

Seller EGM; Seller EGM Materials

  5.02(a)
  Seller will take all action necessary in accordance with Applicable Law and its Governing Documents to convene, at the earliest practicable time after the date hereof, an extraordinary general meeting (together with any adjournment or postponement thereof, the Seller EGM) of the shareholders of Seller (the Seller Shareholders) convened to consider the approval by the Seller Shareholders of the Acquisition and the other transactions contemplated hereby and shall submit the Acquisition and the other transactions contemplated hereby for approval by the Seller Shareholders at the Seller EGM. For the avoidance of doubt, in the event that a quorum is not present in connection with the calling of the Seller EGM, Seller shall continue to take all action required hereunder until the Seller EGM is convened in accordance with Applicable Law and its Governing Documents.

  (b)
  Seller, through its Special Committee and Board of Directors (with interested directors not participating), shall unconditionally and fully recommend approval of the Acquisition and the other transactions contemplated hereby by the Seller Shareholders at the Seller EGM to the fullest extent possible under Applicable Law.

  (c)
  Seller shall:

  (i)
  as promptly as practicable following the date hereof (and under the direction and control of the Special Committee), prepare and circulate to the Seller Shareholders a notice of extraordinary meeting and related Seller Shareholder circular with respect to the Seller EGM (together with all other material documents to be provided to Seller Shareholders under Applicable Law in connection with the Seller EGM, the Seller EGM Materials);

  (ii)
  as promptly as practicable after receipt thereof, provide Purchaser with copies of any written comments, and advise Purchaser of any oral comments or communications, regarding the Seller EGM Materials received from any such Governmental Entity (to the extent not prohibited by Applicable Law);

  (iii)
  provide Purchaser with a reasonable opportunity to review and comment on the Seller EGM Materials prior to submission thereof to any applicable Governmental Entity or to the Seller Shareholders (and the reasonable comments of Purchaser shall be considered by Seller in connection therewith); and

  (iv)
  promptly provide Purchaser with a copy of all such Seller EGM Materials so submitted (to the extent not prohibited by Applicable Law).

  (d)
  Seller agrees that the information provided by it for inclusion in the Seller EGM Materials and each amendment or supplement thereto (taken together) shall not, at the time submitted to any applicable Governmental Entity, at the time provided to Seller Shareholders and at the time of the Seller EGM, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. At each such time, the Seller EGM Materials will comply as to form in all material respects with the requirements of Applicable Law. If at any time prior to the Seller EGM, there shall occur any event with respect to Seller or any of the Seller Subsidiaries, or with respect to any information provided by Seller for inclusion in the Seller EGM Materials, which event is required to be described in an amendment or supplement thereto, such amendment or supplement shall be promptly filed with all applicable Governmental Entities as required by Applicable Law and disseminated to the Seller Shareholders.

  (e)
  Purchaser shall cooperate with Seller in the preparation by Seller of the Seller EGM Materials and in connection therewith, Purchaser shall furnish such information relating to Purchaser and its Affiliates as Seller may reasonably request for inclusion in the Seller EGM Materials (such information so furnished by Purchaser for such inclusion, in the form so furnished, the Purchaser Information). So long as Seller has provided Purchaser with an opportunity to review and comment on the Seller EGM Materials, Purchaser agrees that, with respect to Purchaser Information that is included in the Seller EGM Materials, such Purchaser Information shall not, at the time submitted to any applicable Governmental Entity, at the time provided to Seller Shareholders and at the time of the Seller EGM, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Access to Information; Financing Cooperation

  5.03(a)
  Seller shall, and shall cause the Seller Subsidiaries to, afford to Purchaser and its lenders and its and their accountants, legal advisors, financial advisors and other agents and representatives, reasonable access (during regular business hours upon reasonable notice and after consultation) during the period prior to the Closing, to all the personnel, properties, books, contracts, commitments, Tax returns and records of Seller and the Seller Subsidiaries, and, during such period, shall furnish promptly to Purchaser any information concerning Seller or any Seller Subsidiary, in each case, as Purchaser may reasonably request; provided that the foregoing shall not require Seller to afford any access, or furnish any information, which in the reasonable judgment of Seller would (a) result in the disclosure of any trade secrets of third parties or violate any obligation of Seller with respect to confidentiality or (b) conflict or interfere with the ability of Seller to conduct its business in the ordinary course. Purchaser will hold and will cause its subsidiaries, officers, employees and representatives (including its advisors) to hold in confidence all documents and information concerning Seller and its Affiliates furnished to Purchaser in connection with the transaction contemplated by this Agreement pursuant to the terms of the Confidentiality Agreement (as if Purchaser were a party subject thereto).

  (b)
  (i)  Seller will, and will cause the Seller Subsidiaries (and its and their respective officers, directors, employees, accountants, attorneys, advisers and other agents), to, in connection with the arrangement of any financing (the Acquisition Financing Facilities) to be consummated in connection with the Closing in respect of the Acquisition and the other transactions contemplated by this Agreement, provide to Purchaser and its Affiliates all reasonable and customary cooperation, including: participation in meetings and reasonable update due diligence sessions, preparing offering memoranda and other offering documents and executing and delivering any commitment or financing letters, pledge and security documents, other definitive financing documents, or other requested certificates or documents as may be reasonably requested by Purchaser. Seller's obligations under this Section 5.03(b) shall be subject to the following: (A) the terms and conditions of such financing may not require the payment of any commitment or other fees by Seller or the incurrence of any Liabilities by Seller or, prior to Closing, any of the Seller Subsidiaries, (B) Seller shall not be required to take any action that in Seller's good faith belief may adversely affect its ability to effect the Seller Liquidation as promptly as practicable following the Closing, (C) no offering memoranda, due diligence reports or other offering documentation, other than short-form memoranda (teasers) that do not contain any Confidential Information (as defined in the Confidentiality Agreement), will be distributed by or on behalf of Purchaser to any prospective member of a bank syndicate and Seller shall have no obligation to meet or participate in due diligence sessions with any prospective member of any bank syndicate (other than lending institutions party to the Interim Financing Agreement), it being understood that the foregoing provisions of this clause (C) shall no longer apply from the date the condition in Section 6.01(c) has been satisfied, provided that (1) confidentiality undertakings will be obtained from each prospective member of any bank syndicate in respect of any Confidential Information to be furnished thereto, (2) Seller will make management available (x) to review and comment on a bank presentation prepared by Purchaser and its mandated lead arrangers under the Acquisition Financing Facilities, (y) to give such presentation once to prospective members of any bank syndicate and (z) to attend and participate in one question and answer session with prospective members of such bank syndicate, and (3) other than as provided in this clause (C), syndication of the Acquisition Financing Facilities shall occur after Closing and (D) for the avoidance of doubt, the parties acknowledge that arrangement of Acquisition Financing Facilities is not a condition to Purchaser's obligations hereunder).

  (ii)
  Seller will, and will cause the Seller Subsidiaries to, on or prior to the Closing, on request of Purchaser made within 20 Business Days following the date hereof, subject to the prior written approval of Seller (which approval shall not be unreasonably withheld and shall be provided or not provided within five (5) Business Days after such request): (A) become borrowers under the Acquisition Financing Facilities to refinance intercompany indebtedness of the Seller Subsidiaries to Seller or indebtedness under the Senior Financing Agreements and take such actions and enter into or furnish any agreements, instruments or other documents reasonably requested by the arrangers of the Acquisition Financing Facilities and satisfactory to Seller in connection therewith and (B) agree with Purchaser an amendment to this Agreement satisfactory to Seller and necessary or appropriate to reflect such refinancing (provided that the terms and conditions thereof may not require the payment of any commitment or other fees by Seller or the incurrence of any Liabilities by Seller or, prior to Closing, any of the Seller Subsidiaries).

Confidentiality; Confidentiality Agreements

        5.04 Throughout the Restricted Period, Seller shall keep confidential, and use its reasonable best efforts to cause its Affiliates and its and their officers, directors, employees, accountants, legal advisors, financial advisors and other agents and representatives to keep confidential, all information relating to the Business, the Seller Subsidiaries and the Acquisition (including all negotiations and discussions, whether written or oral, relating to the Acquisition, Purchaser or its Affiliates) except (i) for information that is available to the public on the Closing Date or thereafter becomes available to the public other than as a result of a breach of this Section 5.04 or (ii) as (A) required by Applicable Law or (B) required in connection with the Seller Liquidation (in either case, following reasonable notice to, and after consultation with, Purchaser); provided that if Seller becomes obligated or is requested to disclose any such information pursuant to Applicable Law, Seller shall promptly notify Purchaser so that Purchaser may have an opportunity to seek a protective order or other appropriate remedy that will permit Seller to avoid such disclosure and if such protective order or other remedy is not obtained, Seller will disclose only that portion of any such information as Seller is obligated to disclose pursuant to such Applicable Law, and will use its reasonable efforts to obtain assurances that confidential treatment will be obtained with respect to any such non-public information so disclosed. The foregoing shall not prohibit: (1) the disclosure of information by Seller (on the one hand) or Purchaser and its Affiliates (on the other hand) in the Seller EGM Materials or as otherwise required to be filed with the US SEC in connection with the entering into of this Agreement or any Ancillary Agreement, or the consummation of the Acquisition or the other transactions contemplated hereby and thereby (provided that Section 5.02 is complied with) and (2) the making of any press release or other similar announcement concerning this Agreement and the Acquisition by either party (provided that before making any such press release or similar announcement, each party shall have a reasonable opportunity to review and comment on such press release or other announcement prior to the public release thereof (and the reasonable comments of the other party shall be taken into account by the party making such press release or other announcement)). Upon the consummation of the Acquisition, the Confidentiality Agreement and the related confidentiality undertakings of Kohlberg Kravis Roberts & Co. Ltd. and other advisors in connection with the Acquisition shall terminate.

Reasonable Best Efforts; Regulatory Approvals; Other Consents, Waivers and Approvals; Other Seller Subsidiary Matters

  5.05(a)
  On the terms and subject to the conditions of this Agreement, and except as specifically provided in this Agreement, each party shall use its respective reasonable best efforts to cause the Closing to occur, including taking all reasonable actions necessary to comply promptly with requirements of Applicable Law that may be imposed on it or any of its Affiliates with respect to the Closing.

  (b)
  Each of Seller and Purchaser shall as promptly as practicable (but in no event later than 10 Business Days following the execution and delivery of this Agreement for the approvals contemplated by Section 6.01(a)), make all necessary filings with all Governmental Entities. To the extent permitted under Applicable Law, each of Seller and Purchaser shall furnish to the other (i) such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary in connection with the filings to be made pursuant to the first sentence of this Section 5.05(b) and (ii) copies of all filings (and written communications made in connection therewith) made pursuant to the first sentence of this Section 5.05(b). Seller and Purchaser shall keep each other fully apprised of the status of any communications with, and any inquiries or requests for additional information from, any of the Governmental Entities in respect of which the filings in the first sentence of this Section 5.05(b) were made, and shall comply promptly with any such inquiry or request. Each party shall use its reasonable best efforts to obtain any clearance required from any of the Governmental Entities in respect of which the filings in the first sentence of this Section 5.05(b) were made for the consummation of the transactions contemplated by this Agreement; provided that nothing in this Agreement shall require either party or their respective Affiliates to sell, license, waive any rights in or to, or otherwise dispose of or hold separate or in trust any part of its assets or business, enter into a Contract or other arrangement (including a consent decree) with any Governmental Entity or litigate against any Governmental Entity.

  (c)
  Prior to the Closing, each party shall use its reasonable best efforts to make all notices required and to obtain, and to cooperate in obtaining, all consents, waivers and approvals from other Persons necessary or appropriate to permit the consummation of the Acquisition. Without limiting the generality of the foregoing, Seller shall use its reasonable best efforts to provide all notices and follow all of the other applicable terms and conditions in relation to, and each party shall use its reasonable best efforts to obtain all consents, waivers and approvals under: (i) the Senior Financing Agreements and (ii) the Contracts listed on Exhibit 5.05(c). Seller shall provide Purchaser with copies of all notices and other communications to all Persons in relation to the Contracts and Governing Documents contemplated by clauses (i) and (ii) of this Section 5.05(c), and Seller shall provide Purchaser with a reasonable opportunity to review and comment on such notices and other communications prior to release thereof (and the reasonable comments of

    Purchaser shall be considered by Seller in connection therewith). Seller shall keep Purchaser reasonably apprised of the status of any communications with, and any inquiries or requests for additional information from, any Person in respect of such Contracts and Governing Documents, and Seller shall not make any arrangements, grant any waiver or enter into or amend any Contract with any such Person in connection with obtaining any such consents, waivers or approvals in any manner that would prejudice the interests of Purchaser (including Purchaser's interests following the Closing) without the prior consent of Purchaser.

  (d)
  Seller shall cooperate with Purchaser to agree steps to cause SBS Broadcasting B.V., in a manner consistent with Applicable Law and the Netherlands Shareholders Agreements, prior to Closing to pay one or more dividends, distributions or other similar payments to the holders of its shares of capital stock.

  (e)
  Seller at all times on and after the date hereof and prior to the Closing Date, and Purchaser, at all times on and after the Closing Date, each hereby agrees to cause the Netherlands Subsidiaries to comply with their obligations under the Netherlands Minority Rights, including in connection with the transfer of the SBS Nederland B.V. Shares from Seller to Purchaser under this Agreement. Seller shall provide Purchaser with copies of all notices and other communications to all Persons made in relation to the foregoing, and Seller shall provide Purchaser with a reasonable opportunity to review and comment on such notices and other communications prior to release thereof (and the reasonable comments of Purchaser shall be considered by Seller in connection therewith). Seller shall keep Purchaser reasonably apprised of the status of any communications with, and any inquiries or requests for additional information from, any Person in respect of the foregoing, and Seller shall not, and prior to Closing shall not permit the Netherlands Subsidiaries to, make any arrangements, grant any waiver or enter into or amend any Contract in connection with such transfer, without the prior consent of Purchaser. Seller and Purchaser hereby agree that no adjustment to the Purchase Price shall be made as a result of the Netherlands Minority Rights or any exercise of rights, decision, notice or other action by the Netherlands Minority Holders with respect thereto.

  (f)
  In respect of any Tax returns of Seller which relate to Taxes for which Purchaser is or could be liable under this Agreement or otherwise: (i) at a reasonable time prior to the filing of any such Tax returns, Seller shall furnish Purchaser with a completed copy of any such Tax returns for Purchaser's review and comment; (ii) no such Tax return shall be filed with any Governmental Entity, nor, following Closing, shall Seller make any Tax election or settle or compromise any Tax liability or Tax asset, in either case under this clause (ii), without Purchaser's prior written consent, such consent not to be unreasonably withheld or delayed; (iii) unless otherwise agreed, such Tax return shall be prepared on a basis consistent with the past practice of Seller; and (iv) following Closing, Seller shall cooperate (and shall cause its auditors and representatives to cooperate), with Purchaser in preparing and filing any such Tax returns, including maintaining and making available to Purchaser all records in Seller's possession necessary in connection with Taxes and in resolving all disputes and audits with respect to all taxable periods relating to Taxes (and in that regard, Seller acknowledges that Purchaser may require access, from time to time, after the Closing Date, to certain accounting and Tax records and information of Seller, and further agrees that Seller shall: (A) use its reasonable best efforts to properly retain and maintain such records (or to deliver copies of such records to Purchaser) until such time as it is agreed that such retention and maintenance is no longer necessary and (B) to allow Purchaser and its agents and representatives, at mutually acceptable times and dates, to inspect, review and make copies of such records as may be necessary or appropriate from time to time). Without limiting the generality of the foregoing, following Closing, unless otherwise required by Applicable Law or the relevant Governmental Entities, Seller shall not communicate with Governmental Entities in respect of any of the matters contemplated by this Section 5.05(f) without consulting Purchaser in advance and, to the extent not prohibited by such Governmental Entity, allowing Purchaser the opportunity to attend and participate in connection therewith.

Use of Name

        5.06 Promptly following the Closing Seller shall amend its Governing Documents to change its name to a name not including or similar to any of the names or words "SBS" or "SBS Broadcasting" and Seller shall not thereafter (except in communications required under Applicable Law in connection with the Seller Liquidation) use those names or other names acquired by Purchaser hereunder or names confusingly similar thereto.

Further Assurances

        5.07 From time to time, as and when requested by any other party, each party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions (subject to Section 5.05), as such other party may reasonably deem necessary or desirable to consummate the Acquisition and the other transactions contemplated by this Agreement (including the Seller Liquidation pursuant to Section 5.08), including, in the case of Seller, executing and delivering to Purchaser such stock powers, assignments, deeds, bills of sale, consents and other instruments as Purchaser or its counsel may reasonably request as necessary or desirable for such purpose.

Seller Liquidation

  5.08(a)
  The Seller Shareholders will be asked at the Seller EGM to: (i) authorize and approve the Seller Liquidation, the Liquidation Distribution and the payment of the Option Cancellation Amounts to holders of Seller Options conditional on the occurrence of the Closing, (ii) appoint one or more Persons to act as liquidator (the Liquidator) following Closing to administer the Seller Liquidation and (iii) fix the remuneration of the Liquidator. As used herein, the term Liquidation Distribution means an amount equal to the sum of (i) the Purchase Price, together with any interest accrued thereon, plus (ii) any Options Exercise Proceeds, plus (iii) any Hedge Gains or Losses retained by Seller under Section 5.11(e), plus (iv) any amount retained by Seller under Section 5.09 for application to the Liquidation Distribution, less the aggregate amount of the Option Cancellation Amounts payable to holders of Seller Options.

  (b)
  Following the Closing, Seller shall take all actions reasonably required to: (i) cause the distribution of the Liquidation Distribution in one or more liquidation distributions to the Seller Shareholders (it being the firm intention of Seller that a single provisional distribution be made of the entire amount of the Liquidation Distribution as promptly as practicable after Closing), (ii) file all necessary applications and forms with Euronext Amsterdam, the NNM and the US SEC to enable Seller, as promptly as practicable following the Closing, and subject to Applicable Law, to suspend the listing and trading of the Seller Shares on, and to delist it from, Euronext Amsterdam and the NNM, to terminate the registration of the Seller Shares under the US Exchange Act and to suspend the Seller's reporting obligations thereunder, (iii) prepare and file all Tax returns required under Applicable Law, (iv) meet obligations in respect of the Seller Options and (v) otherwise take actions determined by the Liquidator to be consistent with Seller's obligations under this Agreement and reasonably necessary in connection with the winding up, liquidation and dissolution of the Seller (collectively, the Seller Liquidation). Purchaser shall, and shall cause its subsidiaries to, use its and their respective reasonable best efforts to assist Seller in connection with the Seller Liquidation, including taking actions that may be reasonably requested by Seller for such purpose, including granting Seller reasonable access to the Acquired Assets (provided that such access shall be subject to the same limitations on Purchaser's access provided for in Section 5.03(a)).

  (c)
  From and after the Closing Date, and without limiting Purchaser's assumption of the Assumed Liabilities under Section 2.01(c), Purchaser agrees to pay or cause to be paid to or on behalf of Seller, all documented fees, costs and expenses incurred by Seller in connection with the Seller Liquidation (the Liquidation Expenses).

Expenses

        5.09 Except as provided in Section 7.03(a), prior to the Closing, all fees, costs and other expenses (including Hedge Gains and Losses which are for the account of Seller) incurred in connection with this Agreement and the Ancillary Agreements, the Acquisition and the other transactions contemplated hereby and thereby shall be paid by the party incurring such fee, cost or other expense. Notwithstanding the foregoing, on and after the Closing Date, Purchaser hereby agrees to pay or cause to be paid to or on behalf of Seller, Seller's documented fees, costs and other expenses incurred in connection with the Acquisition (Acquisition Expenses); provided that Purchaser shall not be required under this Section 5.09 to pay more than €18,500,000, less the amount of any Acquisition Expenses paid from July 1, 2005 to the date that is 5 Business Days prior to the Closing after which time no further expenses shall be paid until Closing (a written statement with supporting documentation in respect of which amount shall be provided by Seller to Purchaser at Closing) (the Acquisition Expenses Cap) in the aggregate for all of the Acquisition Expenses. At Closing, Seller shall retain an amount equal to the Acquisition Expenses Cap in a segregated account to pay Acquisition Expenses in accordance with this Section 5.09. If and to the extent (i) Seller expects that the total Acquisition Expenses (less the amount paid prior to Closing) will be less than the Acquisition Expenses Cap, resulting in an excess amount, and (ii) the Per Share Liquidation Distribution Amount is expected to be less than €46.00, Seller may apply such excess amount to the Liquidation Distribution and Option Redemption Amounts until the Per Share Liquidation Distribution Amount is €46.00. Seller will pay to Purchaser any remaining excess amount as soon as practicable. For the avoidance of doubt, Purchaser agrees to pay or cause to be paid when due all Transfer Taxes payable by Seller.

Interim Financing Agreement; Equity Commitment Letters

  5.10(a)
  Purchaser shall not amend, modify or terminate, or grant any waivers under the Interim Financing Agreement, or cancel any commitments to fund the Purchase Price thereunder in manner that (i) reduces the aggregate amount of the financing committed thereunder (unless Purchaser contemporaneously obtains binding equity commitments in the amount of such reduction), (ii) makes the drawdown conditions thereunder more onerous on Purchaser or (iii) materially and adversely affects Purchaser's ability to receive proceeds thereunder at the Closing sufficient to enable Purchaser to consummate the Acquisition on the terms contemplated hereby. Purchaser shall not enter into any Acquisition Financing Facilities until Purchaser has received confirmation from the lender(s) thereunder, which confirmation shall be satisfactory to Seller (acting reasonably and without undue delay), that all conditions precedent to funding thereunder have been waived or are satisfied other than (A) those conditions precedent that are also conditions precedent to the financing committed under the Interim Financing Agreement; (B) conditions precedent relating to corporate authorizations, Governing Documents and officers certificates; (C) the absence of any outstanding Event of Default specified in the term sheet attached to the Commitment Letter to the Purchaser dated August 21, 2005 (the Term Sheet) as being a condition to initial funding of Certain Funds; (D) evidence that the payment of fees to such lenders or their agents will be satisfied on the Closing Date; and (E) the execution of all Finance Documents, Security Documents and other documents listed as conditions precedent to funding in part 8 of the Term Sheet, provided that any such documents that have not been executed as at the relevant date are in a final form agreed by the lenders, subject only to such changes as would not materially adversely affect the lenders' interests.

  (b)
  Purchaser shall not amend, modify or terminate, or grant any waivers under, the Equity Commitment Letters, or cancel any commitments thereunder in manner that (i) reduces the aggregate amount of the equity committed thereunder, (ii) makes the drawdown conditions thereunder more onerous on Purchaser or (iii) materially and adversely effects Purchaser's ability to receive proceeds thereunder at the Closing sufficient to enable Purchaser to consummate the Acquisition on the terms contemplated hereby (it being agreed and understood that any amendment to and/or restatement of either of the Equity Commitment Letters described in clause (a) or (b) of the definition thereof solely to effect an assignment permitted by paragraph 7 thereof shall not be prohibited hereunder).

Seller Options Matters

  5.11(a)
  Promptly following the execution of this Agreement, Seller will open a segregated, euro-denominated account (the Options Exercise Proceeds Account), and will pay into that account the following amounts (together with any and all interest accrued thereon from the date such account is opened, the Options Exercise Proceeds):

  (I)
  in respect of all Seller Options that have been exercised in the period from July 1, 2005 to the date of this Agreement, an amount equal to the sum of (i) the euro amounts received by Seller as the exercise price for such Seller Options, and (ii) for options with an exercise price denominated in currencies other than the euro, an amount in euro equal to the product of the amount received in such currency multiplied by the average Noon Buying Rate for each Business Day from July 1, 2005 to the date hereof; and

  (II)
  in respect of all Seller Options that are exercised between the date of this Agreement to the date five Business Days prior to the Closing Date, (i) the euro amounts received by Seller as the exercise price for such options, and (ii) for options with an exercise price denominated in currencies other than the euro, an amount in euro equal to the actual proceeds received by the Seller by converting such amounts into euro at spot rates in customary foreign exchange transactions. The exercise of Seller Options will not be permitted for the five Business Day period prior to the Closing Date (although Seller Shares may be issued in respect of Seller Options exercised prior to such period until the date three Business Days prior to the Closing Date).

  (b)
  Two Business Days prior to the Closing Date, Seller shall provide Purchaser with a certificate signed by the Chief Financial Officer and General Counsel of Seller certifying (i) the number of options that have been exercised between July 1, 2005 and the Closing Date, (ii) the amount of euro proceeds received as the exercise price for such options, and (iii) the amount of proceeds in other currencies received as the exercise price for such options (determined as set forth in Section 5.11(a) above), and the aggregate amount of euros paid into the Options Exercise Proceeds Account in respect of or upon conversion of such amounts, together with any and all interest accrued thereon from the date such account is opened to such date. Such certificate shall attach a bank statement for the Options Exercise Proceeds Account and a spreadsheet summarizing the options exercised, date of exercise, strike price, and proceeds paid into the Options Exercise Proceeds Account.

  (c)
  At or prior to Closing, Seller shall take all action required to cancel all Seller Options outstanding at the Closing Date in consideration of the payment of an amount in euro (the Option Cancellation Amount) equal to the difference between (I) the Per Share Liquidation Distribution Amount (as defined below) and (II) the euro exercise price for such Seller Option, or if the exercise price is denominated in a currency other than euro, the amount in euro equal to the exercise price multiplied by the Noon Buying Rate for the date two Business Days prior to the Closing Date (the sum in euros of the exercise prices for all such Seller Options being the Implied

    Exercise Amount). The Per Share Liquidation Distribution Amount shall be an amount (calculated by the Liquidator as of the Liquidation Distribution Date) equal to the sum of (A) the Purchase Price, together with any interest accrued thereon, plus (B) the Options Exercise Proceeds, plus (C) the amount of any Hedge Gains or Losses retained by Seller pursuant to Section 5.11(e) below), plus (D) any amount Seller retains under Section 5.09 for application to the Liquidation Distribution, and plus (E) the Implied Exercise Amount, divided by the fully diluted number of Seller Shares outstanding at the Closing Date, calculated as if all Seller Options were exercised and the corresponding Seller Shares outstanding at such date. On the Liquidation Distribution Date, Seller shall pay to each holder of Seller Options an amount equal to the relevant Option Cancellation Amount multiplied by the number of Seller Options held by such holder on the Closing Date. If all the Liquidation Distribution is not able to be paid at the Liquidation Distribution Date, the aggregate Option Cancellation Amounts shall be reduced pro rata with the amount of the Liquidation Distribution that is not so distributed, and shall be paid by the Seller at the earliest practicable date thereafter (on a pro rata basis to the amount being distributed on such date to Seller Shareholders) with any subsequent liquidation distributions.

  (d)
  Seller shall, in a manner consistent with Applicable Law and past practice, deduct from any payments in respect of the Seller Options made to an employee, all applicable withholding Tax to be withheld in respect thereof by the Seller Subsidiary employing such employee, and Seller shall transfer all of such amounts to such Seller Subsidiary, such that such Seller Subsidiary can fulfill all applicable Tax withholding obligations regarding such compensation payments. The Seller Subsidiary employing an employee shall be responsible for all social security payments due in respect of any payments in respect of the Seller Options made to such employee.

  (e)
  Except as provided in this Section 5.11, from the date hereof to the Closing, Seller shall not cancel, redeem, repurchase or acquire any options to acquire Seller Shares or convert any options to acquire Seller Shares into a right to receive cash from Seller (provided that this Section 5.11 shall not prohibit the exercise of such options to acquire Seller Shares pursuant to any "cashless" or "net" exercise feature permitted thereunder or pursuant to the payment to Seller of the exercise price thereof in cash in accordance with the terms thereof). The parties agree that Seller shall be permitted to, subject to the approval of Purchaser, enter into one or more hedging Contracts between the date hereof and Closing (Hedge Agreements) with one or more financial institutions in respect of changes in the euro equivalent of the Seller Option exercise price where the exercise price is denominated in currencies other than the euro, the amounts received or paid pursuant to such Hedge Agreements being the Hedge Gains or Losses. The approval of Purchaser for such Hedge Agreements shall not be unreasonably withheld or delayed if the cost associated with entering into the Hedge Agreements is €875,000 or less. Seller shall retain all Hedge Gains or Losses, provided that if as a result of hedge gains from Hedge Agreements the Per Share Liquidation Distribution Amount is expected to exceed €46.00, the amount of such gains that Seller is entitled to retain as Excluded Assets shall be reduced by an amount up to the cost of entering into the Hedge Agreements.

No Solicitation

  5.12(a)
  Seller agrees that neither it nor any of the Seller Subsidiaries nor any of their respective officers, directors, employees, advisors, agents or representatives shall, directly or indirectly: (i) solicit, initiate, facilitate or encourage (including by furnishing any non-public information) the making by any Person (other than Purchaser and its Affiliates) of any Acquisition Proposal; (ii) enter into, participate or engage in discussions or negotiations concerning an Acquisition Proposal (and Seller, the Seller Subsidiaries and all such Persons shall immediately cease and cause to be terminated any existing discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal), or furnish or disclose to any Person any information with respect to or in furtherance of any Acquisition Proposal, or provide access to its properties or other information to any Person with respect to or in furtherance of any Acquisition Proposal; (iii) grant any waiver or release under any confidentiality, standstill or similar Contract with respect to Seller, any Seller Subsidiary or the Business; or (iv) execute or enter into any Contract or any non-binding arrangement (including any term sheet, letter of intent or similar document) with respect to any Acquisition Proposal, or approve, endorse or recommend or propose to approve, endorse or recommend any Acquisition Proposal or any Contract relating to any Acquisition Proposal (or resolve or authorize or propose to agree to do any of the foregoing actions).

  (b)
  Nothing contained in the foregoing Section 5.12(a) shall prevent Seller, at any time prior to approval at the Seller EGM by the requisite number of votes in favor of the Acquisition and the other transactions contemplated hereby, from providing information (pursuant to a confidentiality agreement in substantially the same form and on the same terms as the Confidentiality Agreement and which does not prevent or limit in any respect Seller from complying with its obligations under this Agreement) to, or engaging in any negotiations or discussions with, any Person or group of Persons who has made an unsolicited bona fide Acquisition Proposal, if, with respect to such actions (i) the Board of Directors and/or the Special Committee, after consultation with its outside legal counsel and independent financial advisor, determines in good faith that such actions are in the best interests of Seller Shareholders and (ii) the Board of Directors and/or the Special Committee determines in good faith that such Acquisition Proposal is a Superior Proposal or is reasonably likely to result in Superior Proposal.

  (c)
  Seller will notify Purchaser promptly (and in any event within 48 hours of receipt) if any proposal or offer relating to or constituting an Acquisition Proposal is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, Seller or any of its officers, directors, employees, agents or representatives. The notice shall be in writing and state the identity of the Person or group of Persons making such request or inquiry or engaging in such negotiations or discussions and the terms and conditions of any Acquisition Proposal. Thereafter, Seller shall keep Purchaser fully informed on a prompt basis (and in any event within 48 hours of receipt) of any further communications in respect thereof, including (i) any material changes, additions or adjustments to the terms of any such proposal or offer and (ii) whether or not the Board of Directors and/or the Special Committee has determined that the Acquisition Proposal is or is reasonably likely to be a Superior Proposal and has authorized Seller to enter into discussions with such Person (but at all times subject to the provisions hereof).

  (d)
  Notwithstanding any other provision of this Agreement, if, prior to obtaining approval at the Seller EGM by the requisite number of votes in favor of the Acquisition and the other contemplated transactions hereby, the Board of Directors and/or the Special Committee determines, in its good faith judgment, that an Acquisition Proposal is a Superior Proposal, Seller may terminate this Agreement pursuant to Section 7.01(a)(vi), subject to Seller satisfying its obligations under Section 7.03(b) upon such termination; provided that: (i) Seller shall have provided at least five (5) Business Days prior written notice to Purchaser of its intention to terminate this Agreement in the absence of any further action by Purchaser; (ii) during such five (5) Business Day period, Seller agrees to negotiate (on an exclusive basis and in good faith) with Purchaser regarding such changes as Purchaser may propose to the terms of this Agreement; and (iii) the Board of Directors and/or the Special Committee shall have determined (after consulting with its outside legal counsel and independent financial advisor) that the Acquisition Proposal is a Superior Proposal, taking into account any modifications to the terms of this Agreement proposed in writing by Purchaser, and the Board of Directors and/or the Special Committee determines in good faith that such actions are in the best interests of Seller Shareholders.

  (e)
  Nothing contained in this Section 5.12 shall prohibit Seller from making such disclosure to the Seller Shareholders as, in the good faith judgment of the Board of Directors of Seller and/or the Special Committee (after receiving advice of its outside legal counsel), would be required under Applicable Law; provided that this clause shall not be deemed to permit Seller, the Board of Directors of Seller and/or the Special Committee (or any other committee) to withdraw or modify (or publicly propose to withdraw or modify) the recommendation of approval of the Acquisition or the other transactions contemplated hereby except as contemplated in 5.02(b).

VI.    CONDITIONS PRECEDENT

Conditions to Each Party's Obligation

        6.01 The obligation of Purchaser and Seller to consummate the Acquisition is subject to the satisfaction (or written waiver by each of the parties) on or prior to the Closing of the following conditions:

          (a)    Governmental Approvals.

      (i)
      The European Commission shall have adopted a decision pursuant to Council Regulation (EC) No. 139/2004 of January 20, 2004 on the control of concentrations between undertakings (the EC Merger Regulation) declaring the Acquisition compatible with the common market (or such compatibility shall have been deemed to exist under Article 10(6) of the EC Merger Regulation), or, in the event that the European Commission adopts a decision pursuant to Article 9(3) of the EC Merger Regulation referring the review of all or part of the transactions contemplated hereby to a Governmental Entity of a Member State of the European Union (or is deemed pursuant to Article 9(5) of the EC Merger Regulation to have done so), such Governmental Entity (or any other Governmental Entity in the Member State concerned) shall have granted approval of the Acquisition or part thereof that was so referred;

      (ii)
      confirmation shall have been received from the Competition Commission (Wettbewerbskommission) in Switzerland that, pursuant to the Swiss Merger Regulation (Verordnung über die Kontrolle von Unternehmenszusammenschlüsse), the Acquisition may proceed;

      (iii)
      confirmation shall have been received from the Romanian Competition Council (Council Consiliul Concurentei din Romania) in the Republic of Romania that, pursuant to the Competition Law of the Republic of Romania (Legea Concurentei 21/1996), the Acquisition may proceed.

    (b)
    No Injunctions or Restraints.    No Applicable Law shall have been enacted, entered, promulgated, enforced or issued after the date hereof by any Governmental Entity preventing the consummation of the Acquisition, and no other legal restraint, Judgment or prohibition preventing the consummation of the Acquisition shall have been imposed after the date hereof by a Governmental Entity and shall be in effect.

    (c)
    Seller Shareholder Approval.    The Acquisition and the other transactions contemplated hereby shall receive the requisite votes for approval at the Seller EGM.

Condition to Obligation of Purchaser

        6.02 The obligation of Purchaser to consummate the Acquisition is subject to the satisfaction (or written waiver by Purchaser) on or prior to the Closing Date of the condition that there shall have not been any material breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of Seller and Purchaser shall have received certificates to that effect in the form attached hereto as Exhibit 6.02, dated the Closing Date and executed by the (1) Chairman of the Board of Seller, (2) the Chief Executive Officer of Seller and (3) the Chief Financial Officer of Seller.

Condition to Obligation of Seller

        6.03 The obligation of Seller to consummate the Acquisition is subject to the satisfaction (or written waiver by Seller) on or prior to the Closing Date of the condition that there shall have not been any material breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of Purchaser and Seller shall have received a certificate to that effect in the form attached hereto as Exhibit 6.03, dated the Closing Date and executed by any two directors of Purchaser.

VII.    TERMINATION; AMENDMENT AND WAIVER

Termination

  7.01(a)
  Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Acquisition and the other transactions contemplated by this Agreement abandoned at any time prior to the Closing:

  (i)
  by mutual written consent of Seller and Purchaser;

  (ii)
  by Seller or Purchaser, if the Closing does not occur on or prior to November 30, 2005 (so long as the party seeking to terminate this Agreement pursuant to this Section 7.01(a)(ii) shall not have breached its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Acquisition on or before such date);

  (iii)
  by Seller or Purchaser, if approval of the Acquisition and the other transactions contemplated hereby shall fail to receive the requisite votes for approval at the Seller EGM;

  (iv)
  by Purchaser, if there shall have been a material breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of Seller (provided that, without limiting the generality of the foregoing, any material breach of Section 5.01(a) or any breach of Section 5.02(a) or Section 5.02(c)(i) by Seller shall be deemed a material breach of this Agreement);

  (v)
  by Purchaser, if there shall have been a breach of any of the covenants set forth in Section 5.12 on the part of Seller (other than an immaterial breach that does not prejudice Purchaser in any way), or if Seller, through its Board of Directors, shall have failed for any reason to unconditionally and fully recommend approval of the Acquisition and the other transactions contemplated hereby by Seller Shareholders at the Seller EGM;

  (vi)
  by Seller, pursuant to Section 5.12(d) (but subject to the conditions thereof); provided that Seller shall not be entitled to terminate this Agreement pursuant to this Section 7.01(a)(vi) if Seller has breached its obligations under Section 5.12 (other than an immaterial breach that does not prejudice Purchaser in any way); and provided further that termination pursuant to this Section 7.01(a)(vi) shall be conditioned upon payment by Seller to Purchaser of Seller Liquidated Damages pursuant to Section 7.03(b); and

  (vii)
  by Seller, if there shall have been a material breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of Purchaser.

  (b)
  In the event of termination by Seller or Purchaser pursuant to this Section 7.01, written notice thereof shall forthwith be given to the other party and, except as provided in Section 7.02, the transactions contemplated by this Agreement shall be terminated, without further action by any party.

Effect of Termination

        7.02 If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in Section 7.01, this Agreement shall become null and void and of no further force and effect, and there shall be no further obligation on the part of either party, except that the Surviving Provisions shall survive any such termination. Nothing in this Section 7.02 shall be deemed to release any party from any Liability for any breach by such party of the terms and provisions of this Agreement prior to the time of termination or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

Seller Liquidated Damages

  7.03(a)
  In the event that approval of the Acquisition and the other transactions contemplated hereby shall fail to receive the requisite votes for approval at the Seller EGM, whether or not Purchaser or Seller elects to terminate this Agreement, Seller shall reimburse Purchaser (or, at the request of Purchaser, the shareholders of Purchaser or their respective Affiliates) on demand for its (or their) reasonable and documented out-of-pocket costs and expenses, not to exceed €5,000,000.

  (b)
  In the event that:

  (i)
  this Agreement is terminated by Purchaser as a result of a material breach by Seller of its obligations under Section 5.01(a) or any breach by Seller of its obligations under Section 5.02(a) or Section 5.02(c)(i) of this Agreement;

  (ii)
  this Agreement is terminated by Purchaser: (A) as a result of a breach by Seller of its obligations under Section 5.12 (other than an immaterial breach that does not prejudice Purchaser in any way) or (B) if Seller, through its Board of Directors, shall have failed for any reason to unconditionally and fully recommend approval of the Acquisition and the other transactions contemplated hereby by Seller Shareholders at the Seller EGM;

  (iii)
  this Agreement is terminated by Seller pursuant to Section 7.01(a)(vi); or

  (iv)
  a Person other than Purchaser (or an Affiliate of Purchaser) either (x) commences a public takeover offer pursuant to which it acquires 50% or more of the Seller Shares, or (y) acquires all or materially all of the Subsidiary Shares or all or materially all of the assets constituting the Business, regardless of the form of transaction, at any time on or prior to May 21, 2006 (or, in either (x) or (y), any such Person enters into a Contract with Seller in connection with any such transaction at any time on or prior to May 21, 2006, which transaction ultimately is consummated at any time)

    (an event described in clauses (i), (ii), (iii) or (iv), a Seller Termination Fee Event), then, immediately on demand of Purchaser, Seller shall pay to Purchaser (or to such account(s) as Purchaser may designate) the aggregate amount of €50,000,000 (less any amounts previously paid to Purchaser pursuant to Section 7.03(a)), in immediately available euro-denominated funds, as liquidated damages and not as a penalty (Seller Liquidated Damages); provided that (1) no amount shall be payable pursuant to Section 7.03(b)(i) in the event that Purchaser is in material breach of its obligations in this Agreement at the time of such termination and (2) no amount shall be payable pursuant to Section 7.03(b)(iv) in the event that this Agreement is terminated by Seller pursuant to Section 7.01(a)(vii).

    Seller and Purchaser acknowledge and agree that the actual Liability of Seller in the event of any Seller Termination Fee Event would be extremely difficult or impossible to determine and that Seller Liquidated Damages have been agreed, after negotiation, as Seller's and Purchaser's reasonable estimate of such Liability. Seller and Purchaser agree that Seller Liquidated Damages shall be the exclusive remedy, whether at law or in equity, for any Seller Termination Fee Event and the payment of Seller Liquidated Damages will fully, unconditionally and irrevocably release

    Seller and all Seller Non-Liable Persons from any and all Liability to Purchaser (and any other person claiming by, through or on behalf of Purchaser by way of subrogation or otherwise) in connection with any Seller Termination Fee Event. Moreover, Seller and Purchaser agree that the provisions of this Section 7.03 relating to Seller Liquidated Damages are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages within the meaning of art. 1152 Code Civil (Luxembourg) covering actual costs and a good faith estimate of foregone profits and not a penalty in the event of the circumstances giving rise to the payment of Seller Liquidated Damages under this Section 7.03. Seller and Purchaser acknowledge that the provisions relating to Seller Liquidated Damages are essential to the overall transaction contemplated by this Agreement and the Ancillary Agreements and that the KKR Investors and the Permira Investors have relied, and are relying, on Seller's agreement to pay Seller Liquidated Damages to Purchaser as and when due hereunder. Accordingly, Seller and Purchaser agree that each of the KKR Investors and the Permira Investors shall be entitled, as express third party beneficiaries, to enforce the obligation of Seller to pay Seller Liquidated Damages to Purchaser as and when due hereunder.

    Notwithstanding anything that may be expressed or implied in this Agreement, Purchaser, by its acceptance of the benefits hereof, covenants, agrees and acknowledges that no Person other than Seller shall have any Liability in connection with any breach by Seller of this Agreement (including any Seller Termination Fee Event) and that no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against, and no personal Liability whatsoever shall attach to, be imposed on or otherwise be incurred by, any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of Seller or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the foregoing (collectively, Seller Non-Liable Persons), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other Applicable Law, for any obligations of Seller under this Agreement or any documents or instruments delivered in connection herewith or for any claim based on, in respect of or by reason of such obligations or their creation.

Purchaser Liquidated Damages

  7.04(a)
  If (i) on the Closing Date, the Acquisition is not consummated as a result of a material breach by Purchaser of its obligations under this Agreement or (ii) by November 30, 2005, the Closing shall not have occurred as a result of a material breach by Purchaser of its obligations under this Agreement (an event described in clause (i) or (ii), a Purchaser Consummation Breach), then, immediately on demand of Seller, Purchaser shall pay to Seller (or to such account(s) as Seller may designate) the aggregate amount of €50,000,000, in immediately available euro-denominated funds, as liquidated damages and not as a penalty (Purchaser Liquidated Damages); provided that no amount shall be payable pursuant to Section 7.04(a)(i) or (ii) in the event that Seller is in material breach of its obligations in this Agreement on the Closing Date or on November 30, 2005, as the case may be.

  (b)
  Purchaser and Seller acknowledge and agree that the actual Liability of Purchaser in the event of any Purchaser Consummation Breach would be extremely difficult or impossible to determine and that Purchaser Liquidated Damages have been agreed, after negotiation, as Purchaser's and Seller's reasonable estimate of such Liability. Purchaser and Seller agree that Purchaser Liquidated Damages shall be the exclusive remedy, whether at law or in equity, for any Purchaser Consummation Breach and the payment of Purchaser Liquidated Damages will fully, unconditionally and irrevocably release Purchaser and all Purchaser Non-Liable Persons from any and all Liability to Seller (and any other Person claiming by, through or on behalf of Seller by way of subrogation or otherwise) in connection with any Purchaser Consummation Breach.

    Moreover, Purchaser and Seller agree that the provisions of this Section 7.04 relating to Purchaser Liquidated Damages are an integral part of the transactions contemplated by this Agreement and constitute liquidated damages within the meaning of art. 1152 Code Civil (Luxembourg) covering actual costs and a good faith estimate of foregone profits and not a penalty in the event of the circumstances giving rise to the payment of Purchaser Liquidated Damages under this Section 7.04.

  (c)
  Notwithstanding anything that may be expressed or implied in this Agreement, Seller, by its acceptance of the benefits hereof, covenants, agrees and acknowledges that, except as provided in Section 7.04(d), no Person other than Purchaser shall have any Liability in connection with any breach by Purchaser of this Agreement (including any Purchaser Consummation Breach) and that, except as provided in 7.04(d), no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against, and no personal Liability whatsoever shall attach to, be imposed on or otherwise be incurred by, any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of Purchaser or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the foregoing (collectively, Purchaser Non-Liable Persons), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other Applicable Law, for any obligations of Purchaser under this Agreement, any Ancillary Agreement or for any claim based on, in respect of or by reason of such obligations or their creation.

  (d)
  Purchaser hereby assigns to Seller the rights of Purchaser under the Equity Commitment Letters (but subject to all of the terms, conditions and limitations contained therein, including the provisions of paragraph 6 therein) to demand and receive the amount described in paragraph 3 thereof. Seller has been provided with executed copies of the Equity Commitment Letters, and Seller is fully aware of all of the terms, conditions and limitations contained in the Equity Commitment Letters.

Amendments and Waivers

        7.05 This Agreement may not be amended or modified except by an instrument in writing signed on behalf of each of the parties hereto. By an instrument in writing Purchaser (on the one hand) or Seller (on the other hand) may waive compliance by the other with any term or provision of this Agreement that such other party was or is obligated to comply with or perform.

VIII.    MISCELLANEOUS PROVISIONS

Assignment

        8.01 This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party without the prior written consent of the other party hereto. Notwithstanding the foregoing, Purchaser may (a) assign all or any portion of its rights and/or obligations hereunder to (i) any Designated Purchaser in accordance with Section 2.04 hereof or (ii) without of the consent of Seller, in respect of Section 2.03(d) and Section 5.08(c), to any subsidiary of Purchaser (provided that in the case of this clause (ii), no such assignment shall relieve Purchaser of its obligations hereunder) and (b) without the consent of Seller, assign its rights hereunder by way of security in connection with the Interim Financing Agreement or the other Acquisition Financing Facilities (or any replacement facility thereof) and any such secured party may assign such rights by way of exercise of remedies. Any attempted assignment in violation of this Section 8.01 shall be null and void and of no effect.

No Third-Party Beneficiaries

        8.02 Except as provided below, this Agreement is for the sole and exclusive benefit of the parties hereto (including, with respect to Seller, the Special Committee as contemplated by Section 8.09) and their successors and permitted assigns, and nothing herein expressed or implied shall give, or be construe to give, to any Person, other than the parties hereto and such successors and permitted assigns, any legal or equitable right, remedies or claims under or with respect to this Agreement or any provisions hereof; provided that (i) each of the KKR Investors and the Permira Investors shall be an express third-party beneficiary of Section 7.03 (as set forth in Section 7.03) and of Section 7.04(b), (ii) each Seller Non-Liable Person shall be an express third-party beneficiary of the limitations set forth in Section 7.03 and (iii) each Purchaser Non-Liable Person (including, for the avoidance of doubt, each of the KKR Investors and the Permira Investors) shall be an express third-party beneficiary of the limitations set forth in Section 7.04(c).

Notices

        8.03 All notices, consents, waivers, and other communications required or permitted under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand to the party to be notified (with written confirmation of receipt), (b) when sent by facsimile (with written confirmation of receipt) if sent during the normal business hours of the party to be notified, if not, then on the next Business Day (with a copy provided in accordance with the delivery provisions of clause (a) above or (c) below) or (c) when received by the party to be notified, if sent by an internationally recognized overnight delivery service, specifying the soonest possible time and date of delivery (with written confirmation of receipt), in each case to the appropriate addresses and facsimile numbers set forth below (or to such other addresses and facsimile numbers as a party may designate by notice to the other parties from time to time). All such notices and other communications shall be sent:

  (i)
  if to Purchaser, to:

          PKS Media S.à r.l.
          12, rue Léandre Lacroix
          L-1913 Luxembourg
          Attention: Managers
          Facsimile: +352 2686 8181

  with a copy (which shall not constitute notice) to:

          Freshfields Bruckhaus Deringer
          65 Fleet Street
          London, EC4Y 1HS
          Attention: Donald Guiney, Katherine Mulhern
          Facsimile: 00 44 207 832 7001;

          and

          Freshfields Bruckhaus Deringer
          Taunusanlage 11, 60329
          Frankfurt am Main
          Attention: Andreas von Werder
          Facsimile: 00 49 69 23 26 64;

        and

  (ii)
  if to Seller to:

          SBS Broadcasting S.A.
          8-10, rue Mathias Hardt
          L-1717 Luxembourg
          Attention: Corporate Secretary
          Facsimile: 00 352 2612 3301

  with a copy (which shall not constitute notice) to:

          SBS Services B.V.
          Quintet Office Park
          Rietlandpark 353
          1019EM Amsterdam
          Attention: Erik T. Moe
          Facsimile: 00 31 20 519 1996

          Sullivan & Cromwell LLP
          1 New Fetter Lane
          London, EC4A 1AN
          Attention: William Plapinger, Neal McKnight
          Facsimile: 00 44 207 959 8950.

Counterpart Execution and Facsimile Delivery

        8.04 This Agreement may be executed in any number of counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties. Any such counterpart may be delivered to a party by facsimile.

Entire Agreement

        8.05 This Agreement, the Ancillary Agreements, the Confidentiality Agreement and the Exhibits hereto (and any schedules, exhibits or annexes thereto), contain the entire agreement and understanding between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.

Severability

        8.06 If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other persons or circumstances.

Governing Law; Arbitration

  8.07(a)
  This Agreement shall be construed in accordance with, and this Agreement and all matters arising out of or relating in any way whatsoever (whether in contract, tort or otherwise) to this Agreement shall be governed by, the law of the State of New York.

  (b)
  Any dispute, controversy or claim of any kind or nature between the parties arising out of, relating to, or in connection with this Agreement, or the breach, termination or validity thereof (each, a Dispute) shall be finally settled by binding arbitration (Arbitration) under the Rules of Arbitration (the Rules) of the London Court of International Arbitration in force at the time of such Arbitration, by three arbitrators appointed in accordance with the Rules. The seat of the arbitration shall be London, England. The language of the arbitration shall be English. The arbitral award shall be in writing, shall detail the disputed matters and reasons on which the arbitral award is based, shall not include any punitive damages and, except as provided in this Section 8.07(b) with respect to actions or applications for interim relief, shall be the sole and exclusive remedy between the parties regarding any Dispute. The parties expressly agree that leave to appeal under Section 69(1) or an application for the determination of a preliminary point of law under Section 45 of the Arbitration Act 1996 may be sought with respect to any question of law arising from an award. The arbitral award shall be final and binding upon the parties and shall not be subject to appeal of any court or other authority. Notwithstanding the foregoing, any party may file an application in the United States federal courts sitting in the Borough of Manhattan seeking injunctive or other forms of interim relief to compel, aid or facilitate the arbitration, or to maintain the status quo pending completion of the arbitration. Judgment upon the award or order may be entered in the Supreme Court of the State of New York sitting in the Borough of Manhattan or the United States District Court for the Southern District of New York for enforcement thereof. Each party agrees not to oppose the registration or enforcement of any such judgment in any other jurisdiction and to consent to jurisdiction and venue in any applicable court for purposes of registration or enforcement of any such judgment. Each party accepts and submits to the jurisdiction of the seat of arbitration referenced above and to the New York State and United States federal courts sitting in the Borough of Manhattan (and to any court in which appeals from those courts may be heard) with regard to enforcement of the arbitral award or in connection with any action or application for injunctive or other interim relief, as provided in this Section 8.07(b). Each party waives any defense or objection based on diplomatic immunity, lack of jurisdiction, improper venue, inconvenient forum or competence that it could raise in any action or proceeding relating to this Agreement. Process in any action or proceeding relating to this Agreement may be served on any party anywhere in the world. Each party irrevocably consents to the service of any and all process in any action or proceeding relating to this Agreement by the mailing or delivery of copies of such process to it at its address for notices specified in this Agreement. This Agreement and the rights and obligations of the parties shall remain in full force and effect pending the award in any arbitration proceeding hereunder. Any monetary award shall be made and payable in euros without deduction or set off and the arbitral panel shall be authorized in its discretion to grant pre-award and post-award interest at commercial rates.

No Survival

        8.08 Except for the Surviving Provisions: (i) none of the representations, warranties, covenants or agreements contained herein shall survive Closing and (ii) from and after the Closing Date, no Person shall have any further obligation, nor shall any claim be asserted or action be brought, with respect thereto.

Authority of Special Committee

        8.09 Without limiting the obligations of Seller hereunder, Seller hereby informs Purchaser that the Special Committee has and shall continue to have through the Closing full and complete authority on behalf of Seller, and at Seller's expense, to cause the implementation and enforcement of the terms of this Agreement, and to, on behalf of Seller: (a) consent to any amendments of, or waivers to, any of the provisions of this Agreement and (b) review and approve the implementation of any material agreements or arrangements required or contemplated to be entered into or performed pursuant hereto. Purchaser may rely entirely on its dealings with, and notices to and from, the Special Committee relating to the foregoing in connection with this Agreement (and shall incur no Liability to any Person as a result of such reliance).

        [SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Seller and Purchaser have duly executed this Agreement as of the date first written above.

SBS BROADCASTING S.A.
Name: Title:
PKS MEDIA S.à r.l.
Name: Title:

Appendix C

FORM OF VOTING AGREEMENT

        THIS VOTING AGREEMENT (this "Agreement"), is dated as of August 21, 2005, by and between the undersigned shareholder (the "Shareholder") of SBS Broadcasting S.A., a Luxembourg société anonyme (the "Seller"); and PKS Media S.à r.l., a Luxembourg société á responsabilité limitée ("Purchaser").

        WHEREAS, Seller and Purchaser have entered into that certain Sale and Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"; any term used herein without definition herein shall have the meaning ascribed thereto in the Purchase Agreement), pursuant to which Purchaser shall acquire the Business (including the Direct Subsidiary Shares and the Acquired Assets) from Seller;

        WHEREAS, the Shareholder is the sole and exclusive legal and beneficial owner of the Subject Shares set forth on the signature page hereto; and

        WHEREAS, as a condition to its willingness to enter into the Purchase Agreement, Purchaser has requested that the Shareholder enter into this Agreement.

        NOW, THEREFORE, in consideration of the mutual terms, conditions and other agreements set forth herein, the parties hereto hereby agree as follows:

        1.    Representations and Warranties of the Shareholder.    The Shareholder hereby represents and warrants to Purchaser as of the date hereof as follows:

          (a)   To the extent that the Shareholder is not an individual, the Shareholder is duly organized and validly existing under the laws of the jurisdiction in which it is organized and has full power and authority necessary to enable it to own the Subject Shares and to enter into this Agreement and to perform its obligations hereunder.

          (b)   To the extent that the Shareholder is not an individual: (i) the Shareholder has full power and authority to execute this Agreement and to perform its obligations hereunder; and (ii) the execution and delivery by the Shareholder of this Agreement and the performance by the Shareholder of its obligations hereunder have been duly authorized by all necessary action and no such further action is required in connection therewith. The Shareholder has duly executed and delivered this Agreement and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except to the extent that such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally, and by principles of equity regarding the availability of remedies (whether in a proceeding at law or in equity).

          (c)   The execution and delivery and performance by the Shareholder of this Agreement does not and will not: (i) conflict with or result in any violation of or default under (A) Applicable Law applicable to the Shareholder, (B) to the Shareholder's Knowledge, any Contract that the Shareholder is a party to or is otherwise bound, or (C) to the extent that the Shareholder is not an individual, the Shareholder's Governing Documents or (ii) result in the creation of any Lien upon the Subject Shares (other than any Lien created by this Agreement). As used in this Section 1(c), the phrase "to the Shareholder's Knowledge" means the knowledge that the executive officers and directors of Shareholder: (1) actually have and (2) would have obtained after reasonable investigation (whether or not any investigation was in fact conducted).

          (d)   Except as disclosed in filings made on or prior to the date hereof with the US SEC or as otherwise indicated on the signature page hereto, the Shareholder is the sole and exclusive record and beneficial owner of the Subject Shares and has the sole and exclusive voting power and power of disposition with respect to the Subject Shares. Except as provided for in this Agreement: (A) the

  Shareholder owns the Subject Shares free and clear of all Liens and (B) except as disclosed in filings made on or prior to the date hereof with the US SEC or as otherwise indicated on the signature page hereto, none of the Subject Shares are subject to any voting agreement, voting trust or any other similar arrangement or restriction with respect to the voting of the Subject Shares (other than restrictions contained in the Seller's Governing Documents imposed on a person who owns more than 20% of the Seller Shares and who has not obtained approval of the Board of Directors of Seller to be registered, or otherwise accepted, as a shareholder of Seller).

          (e)   The Subject Shares, together with all other securities convertible into, or exchangeable or exercisable for, Seller Shares indicated as being legally or beneficially owned by the Shareholder on the signature page hereto, constitute all of the equity securities of Seller owned of record or beneficially by the Shareholder.

        2.    Covenants of the Shareholder.    The Shareholder hereby covenants and agrees as follows:

          (a)   From the date hereof until this Agreement is terminated in accordance with its terms, without the prior written consent of Purchaser (to be granted or withheld in its sole discretion), Shareholder will:

              (i)  attend and participate in all meetings of Seller Shareholders called in connection with the Purchase Agreement, the Acquisition and/or the transactions contemplated by the Purchase Agreement (including any postponements or adjournments thereof, a "Meeting");

             (ii)  at any Meeting, vote the Subject Shares, or cause the Subject Shares to be voted, for the approval of the Acquisition and the other transactions contemplated by the Purchase Agreement and other matters relating thereto presented for approval of the Seller Shareholders; and

            (iii)  vote the Subject Shares at any Meeting or any other meeting of Seller Shareholders, or cause the Subject Shares to be voted, against the approval of any other Contract providing for an acquisition of shares, acquisition of assets, merger, consolidation or other business combination of Seller with or by any Person other than Purchaser, or providing for any amendment to Seller's Governing Documents or any other action or Contract that is intended to or could reasonably be expected to impede, interfere with, delay or discourage the Acquisition or the other transactions contemplated by the Purchase Agreement, or change the voting rights of any class of capital stock of Seller.

        For the avoidance of doubt, to the extent that the Shareholder is the beneficial but not the legal owner of any portion of the Subject Shares (as disclosed in filings made on or prior to the date hereof with the US SEC or as otherwise indicated on the signature page hereto), the covenant set forth in Section 2(a)(i) in respect of such Subject Shares shall comprise a covenant to cause the legal owner thereof to comply with the terms thereof.

          (b)   From the date hereof until this Agreement is terminated in accordance with its terms, without the prior written consent of Purchaser (to be granted or withheld in its sole discretion), Shareholder will not: (i) sell, assign, transfer or otherwise dispose of, or permit to be sold, assigned, transferred or otherwise disposed of, any of the Subject Shares, (ii) grant any proxy, deposit any Subject Shares in a voting trust or enter into a voting agreement, power of attorney, voting trust or similar Contract with respect to the Subject Shares (except for this Agreement), or (iii) take any other action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect in any material respect or have the effect of preventing the Shareholder from performing its obligations hereunder.

          (c)   The Shareholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents, agreements and other instruments (terminating concurrently with this Agreement) as may be reasonably required for the purpose of carrying out the intent of the parties hereunder (provided that Purchaser shall bear the cost of incidental expenses incurred by the Shareholder in connection with such execution and delivery). For the avoidance of doubt, the Shareholder's obligations under this Section 2(c) shall not require the execution by the Shareholder of any written consent so long as Shareholder has fulfilled its obligations under Section 2(a) or the granting of any proxy.

        3.    Acknowledgements.

          (a)   The Shareholder acknowledges that irreparable damage to Purchaser would occur if any of the provisions hereof were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Shareholder agrees that Purchaser shall be entitled to an injunction or other equitable remedies to prevent breaches of the provisions hereof and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which Purchaser may be entitled at law or in equity, and the Shareholder hereby waives and agrees that it will not raise any defense to any action for specific performance based on Purchaser having an adequate remedy at law.

          (b)   Purchaser acknowledges that: (i) the Shareholder is executing and delivering this Agreement in the Shareholder's capacity as owner of the Subject Shares and not in the Shareholder's capacity as an officer or director of Seller (to the extent applicable), and nothing herein shall in any way bind the Shareholder or prevent the Shareholder from taking any action or omitting to take any action in his capacity as an officer or director of Seller (to the extent applicable) and (ii) nothing in this Agreement shall create any obligation on the part of the Shareholder or restrict the Shareholder in the exercise and enjoyment of full rights of ownership of the Subject Shares, except as expressly provided in this Agreement.

        4.    Amendment.    This Agreement may only be amended with the written consent of Purchaser and the Shareholder.

        5.    Termination.    This Agreement shall be binding through and until the earliest to occur of (a) the Closing, (b) November 30, 2005, (c) the date of the termination of the Purchase Agreement and (d) the date that the Purchase Agreement shall have been amended in a manner materially adverse to the interests of the Shareholder.

        6.    Subject Shares.    As used herein, the term "Subject Shares" shall mean all of the Seller Shares that the Shareholder is the sole and exclusive record and beneficial owner of on the date hereof, as set forth on the signature page hereto, and all other Seller Shares and any other securities convertible into, or exchangeable or exercisable for, any such Seller Shares, the record or beneficial ownership of which is acquired by the Shareholder after the date hereof. The Shareholder agrees that to the extent it acquires record or beneficial ownership of any of the foregoing after the date hereof, such Seller Shares or other securities shall be deemed "Subject Shares" hereunder and shall be subject in all respect to the terms hereof to the full extent as if they were "Subject Shares" on the date hereof.

        7.    Miscellaneous.

          (a)   This Agreement is for the sole and exclusive benefit of the parties hereto and their successors and permitted assigns, and nothing herein expressed or implied shall give, or be construe to give, to any Person, other than the parties hereto and such successors and permitted assigns, any legal or equitable right, remedies or claims under or with respect to this Agreement or any provisions hereof. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party hereto without the prior written consent of the other party; provided that (i) Purchaser may assign its rights hereunder to the same extent it may assign its rights under the Purchase Agreement pursuant to Section 8.01(b) thereof. Any attempted assignment in violation of this Section 7(a) shall be null and void and of no effect.

          (b)   All notices, consents, waivers, and other communications required or permitted under this Agreement must be in writing and will be deemed to have been duly given when (i) delivered by hand to the party to be notified (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of receipt) if sent during the normal business hours of the party to be notified, if not, then on the next Business Day (with a copy provided in accordance with the delivery provisions of clause (i) above or (iii) below) or (iii) when received by the party to be notified, if sent by an internationally recognized overnight delivery service, specifying the soonest possible time and date of delivery (with written confirmation of receipt), in each case to the appropriate addresses and facsimile numbers set forth below (or to such other addresses and facsimile numbers as a party may designate by notice to the other parties from time to time). All such notices and other communications shall be sent (A) if to Purchaser, to the Persons named in Section 8.03(i) of the Purchase Agreement and (B) if to Shareholder, to the Person(s) named under "Address for Notices of Shareholder" on the signature page hereto.

          (c)   This Agreement may be executed in any number of counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other parties. Any such counterpart may be delivered to a party by facsimile.

          (d)   If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other persons or circumstances. Upon a final determination that any term or other provision of this Agreement is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner to the fullest extent permitted by Applicable Law in order that the transactions contemplated hereby and by the Purchase Agreement may be consummated as originally contemplated to the fullest extent possible.

          (e)   This Agreement shall be construed in accordance with, and this Agreement and all matters arising out of or relating in any way whatsoever (whether in contract, tort or otherwise) to this Agreement shall be governed by, the law of the State of New York.

          (f)    Any dispute, controversy or claim of any kind or nature between the parties arising out of, relating to, or in connection with this Agreement, or the breach, termination or validity thereof (each, a "Dispute") shall be finally settled by binding arbitration ("Arbitration") under the Rules of Arbitration (the "Rules") of the London Court of International Arbitration in force at the time of such Arbitration, by three arbitrators appointed in accordance with the Rules. The seat of the arbitration shall be London, England. The language of the arbitration shall be English. The arbitral award shall be in writing, shall detail the disputed matters and reasons on which the arbitral award is based, shall not include any punitive damages and, except as provided in this Section 7(f) with respect to applications for interim relief, shall be the sole and exclusive remedy between the parties regarding any Dispute. The parties expressly agree that leave to appeal under Section 69(1) or an application for the determination of a preliminary point of law under Section 45 of the Arbitration Act 1996 may be sought with respect to any question of law arising from an award. The arbitral award shall be final and binding upon the parties and shall not be subject to appeal of any court or other authority. Notwithstanding the foregoing, any party may file an application in the United States federal courts sitting in the Borough of Manhattan seeking injunctive or other forms of interim relief to compel, aid or facilitate the arbitration, or to maintain the status quo pending completion of the arbitration. Judgment upon the award or order may be entered in the Supreme Court of the State of New York sitting in the Borough of Manhattan or the United States District Court for the Southern District of New York for enforcement thereof. Each party agrees not to oppose the registration or enforcement of any such judgment in any other jurisdiction and to consent to jurisdiction and venue in any applicable court for purposes of registration or enforcement of any such judgment. Each party accepts and submits to the jurisdiction of the seat of arbitration referenced above and to the New York State and United States federal courts sitting in the Borough of Manhattan (and to any court in which appeals from those courts may be heard) with regard to enforcement of the arbitral award or in connection with any action or application for injunctive or other interim relief, as provided in this Section 7(f). Each party waives any defense or objection based on diplomatic immunity, lack of jurisdiction, improper venue, inconvenient forum or competence that it could raise in any action or proceeding relating to this Agreement. Process in any action or proceeding relating to this Agreement may be served on any party anywhere in the world. Each party irrevocably consents to the service of any and all process in any action or proceeding relating to this Agreement by the mailing or delivery of copies of such process to it at its address for notices specified in this Agreement. This Agreement and the rights and obligations of the parties shall remain in full force and effect pending the award in any arbitration proceeding hereunder. Any monetary award shall be made and payable in euros without deduction or set off and the arbitral panel shall be authorized in its discretion to grant pre-award and post-award interest at commercial rates.

          (g)   If Purchaser has entered into, enters into, amends or waives the terms of any other voting agreement relating to the Purchase Agreement or the Acquisition that establishes rights or otherwise benefits the counterparty thereto in a manner more favorable to such counterparty in any material respect than the rights and benefits established in favor of the Shareholder under this Agreement (or provides for covenants and obligations materially less onerous on the counterparty thereto than the covenants and obligations imposed on the Shareholder under this Agreement), Purchaser will as promptly as practicable offer to extend the same to the Shareholder, who will be entitled to accept such offer by written notice delivered to the Purchaser within 10 Business Days of such offer.

          (h)   From the date hereof until this Agreement is terminated in accordance with its terms, without the prior written consent of the other, neither party hereto will issue any press release or make any other public statement with respect to the other party or with respect to this Agreement, except to the extent required by Applicable Law (including, for the avoidance of doubt, to the extent required by the United States federal securities laws and any rule or other requirement of any securities exchange or automated quotation service).

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IN WITNESS WHEREOF, the Shareholder and Purchaser have duly executed this Agreement as of the date first written above.

PURCHASER: PKS Media S.à r.l.

Name: Title:

NAME OF SHAREHOLDER		Class and Number of Securities Owned

By:
Name: Title:

Address for Notices of Shareholder

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Appendix D

August 21, 2005 Special Committee of the Board of Directors SBS Broadcasting S.A. 8 - 10, rue Matthias Hardt L-1717 Luxembourg, Luxembourg	Deutsche Bank AG London Winchester House 1 Great Winchester Street London EC2N 2DB Telephone +44 (0) 20 7545 8000

Members of the Special Committee of the Board:

        Deutsche Bank AG, London Branch ("Deutsche Bank") is acting as financial advisor to the Special Committee ("Special Committee") of the Board of Directors of SBS Broadcasting S.A. ("SBS") in connection with the proposed sale of the Acquired Direct Subsidiary Shares and Acquired Assets to, and assumption of the Acquired Liabilities (the "Transaction") by, Acquisition Company B.V. (the "Purchaser"), pursuant to a sale and purchase agreement between SBS and the Purchaser.

        As set forth more fully in the Draft Sale and Purchase Agreement, dated as of August 21, 2005 (the "Draft Sale and Purchase Agreement"), between SBS and the Purchaser, a wholly owned subsidiary of certain funds advised by Permira Beteiligiungsberatung GmbH ("Permira") and Kohlberg Kravis Roberts and Co. Ltd. ("KKR"), the Purchaser has agreed to acquire the Acquired Direct Subsidiary Shares and Acquired Assets, and assume the Acquired Liabilities, from SBS for an aggregate cash purchase price of Eur 1,690.7M (the "Purchase Price"). Following completion of the Transaction contemplated by the Draft Sale and Purchase Agreement, we understand that SBS is expected to commence a voluntary liquidation (the "Liquidation") and the proceeds of the Transaction distributed to SBS's shareholders (the "Distribution").

        You have requested Deutsche Bank's opinion (the "Opinion") as to the fairness, from a financial point of view, to the shareholders of SBS of the Purchase Price to be received by SBS pursuant to the Transaction

        In connection with Deutsche Bank's role as financial advisor to the Special Committee, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning SBS and certain internal analyses and other information furnished to it by SBS. Deutsche Bank has also held discussions with members of the senior management of SBS regarding the Business and its prospects. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for SBS Common Stock, (ii) compared certain financial and stock market information for SBS with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which Deutsche Bank deemed comparable in whole or in part, (iv) reviewed the terms of the Draft Sale and Purchase Agreement dated 21 August 2005 and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

Chairman of the Supervisory Board: Rolf-E. Breuer Board of Managing Directors: Josef Ackermann, Clemens Börsig, Tessen von Heydebreck, Hermann-Josef Lamberti.	Deutsche Bank AG is authorised and regulated by the Financial Services Authority for the conduct of designated investment business in the UK, a member of The London Stock Exchange and is a limited liability company incorporated in the Federal Republic of Germany HRB No. 30 000 District Court of Frankfurt am Main; Branch Registration No. in England and Wales BR000005, Registered address: Winchester House, 1 Great Winchester Street London EC2N 2DB

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        Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning SBS, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its Opinion. Accordingly, for purposes of its Opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities of SBS. With respect to the financial forecasts and projections made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of SBS as to the matters covered thereby. In rendering its Opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank's Opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof. Deutsche Bank was not requested to and did not solicit interest from parties with respect to an acquisition of, or other business combination with, the company.

        Deutsche Bank has assumed that the final form of the Sale and Purchase Agreement will be substantially similar to the last draft reviewed by us and that the transaction will be consummated substantially on the terms set out in the Draft Sale and Purchase Agreement without waiver or modification material to our analysis. Deutsche Bank has also assumed that the Purchase Price will be distributed in full to the shareholders of SBS as part of the Liquidation (equivalent to Eur 46 per fully diluted share at constant exchange rates) and we have not considered, and express no view as to, the effect on our opinion of a material delay in the distribution of the Purchase Price to the shareholders of SBS in liquidation or the deduction of any amount therefrom.

        This Opinion is addressed to, and for the use and benefit of, the Special Committee and the Board of Directors of the Company and is not a recommendation to the shareholders of SBS to approve the Transaction. This Opinion is limited to the fairness, from a financial point of view, to the shareholders of SBS of the Purchase Price, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by SBS to engage in the Transaction. Our opinion relates to the Purchase Price to be received by SBS pursuant to the Transaction (as defined in the Draft Sale and Purchase Agreement).

        Deutsche Bank will be paid a fee for its services, a substantial portion of which will be contingent on consummation of the Transaction. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group, from time to time, provide investment banking, commercial banking (including extension of credit) and other financial services to SBS or its affiliates and Permira and KKR or their affiliates for which it receives compensation. DB Group is a participant in SBS's existing credit facilities and as of the date of this letter has a balance of €21.15 M outstanding to SBS. If the Transaction is consummated it is understood that this outstanding balance would be repaid. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of SBS for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

        Based upon and subject to the foregoing, as of the date hereof, it is Deutsche Bank's opinion that the Purchase Price to be received by SBS pursuant to the Transaction is fair, from a financial point of view, to the shareholders of SBS.

Very truly yours,
DEUTSCHE BANK AG, LONDON BRANCH.

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QuickLinks

PROXY STATEMENT
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
INFORMATION CONTAINED IN THIS CIRCULAR
NOTICE TO UNITED STATES SHAREHOLDERS
CERTAIN DEFINITIONS

SUMMARY
QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE PROPOSED TRANSACTION
BACKGROUND TO THE TRANSACTION AND EXPLANATORY NOTES
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
THE TRANSACTION
INFORMATION CONCERNING SBS
OTHER MATTERS

AMENDED AND RESTATED SALE AND PURCHASE AGREEMENT
W I T N E S S E T H
I. DEFINITIONS AND INTERPRETATION
II. PURCHASE AND SALE; CLOSING; DESIGNATED PURCHASERS
III. REPRESENTATIONS AND WARRANTIES OF SELLER
IV. REPRESENTATIONS AND WARRANTIES OF PURCHASER
V. COVENANTS
VI. CONDITIONS PRECEDENT
VII. TERMINATION; AMENDMENT AND WAIVER
VIII. MISCELLANEOUS PROVISIONS
FORM OF VOTING AGREEMENT
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